Exhibit 99.1

LITHIUM AMERICAS (ARGENTINA) CORP.

(FORMERLY LITHIUM AMERICAS CORP.)

ANNUAL INFORMATION FORM

For the year ended December 31, 2023

March 20, 2024

Annual Information Form 2023

Table of Contents

Forward Looking Statements	4
Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates	8
Definitions and Other Information	10
Definitions	10
Currency	10
Corporate Structure of the Company	11
Name, Address and Incorporation	11
Intercorporate Relationships	12
General Development of the Business	13
Overview	13
Recent Developments	13
Outlook	15
Description of the Business	16
Overview of Mineral Projects	16
Caucharí-Olaroz Project	16
Pastos Grandes Project	40
Other Projects	79
Competitive Conditions	80
Specialized Skills and Knowledge	81
Mineral Price and Economic Cycles	81
Intangibles	81
Economic Dependence	81
Foreign Operations	82
Employees	82
Environmental Protection	82
ESG Approach	83
Emerging Market Disclosure	84
Risk Factors	89
Description of Capital Structure	112
Common Shares	112
Convertible Notes	112
Dividends and Distributions	114
Market for Securities	114
Directors and Officers	116
Name, Occupation and Security Holding	116

Annual Information Form 2023

Shareholdings of Directors and Officers	122
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	122
Committees of the Board	123
Conflicts of Interest	123
Audit and Risk Committee Information	124
Audit and Risk Committee Charter	124
Composition of the Audit and Risk Committee and Independence	124
Audit and Risk Committee Oversight	125
Reliance on Certain Exemptions	125
Pre-Approval Policies and Procedures	125
Audit Fees	126
Legal Proceedings and Regulatory Actions	126
Interest of Management and Others in Material Transactions	126
Transfer Agents and Registrars	127
Material Contracts	127
Interests of Experts	130
Additional Information	130
Schedule “A” DEFINITIONS	1
Schedule “B” AUDIT AND RISK COMMITTEE CHARTER	1

Forward Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the statements made under “General Development of the Business – Outlook”; development of the Company’s projects, including the Caucharí-Olaroz Project and the Pastos Grandes Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof, ramp up and expansion plans; plans at the Caucharí-Olaroz Project to prioritize commissioning and the expected timing to complete deferred construction items such as units in the purification process as a result of such prioritization; the production ramp-up schedule for the Caucharí-Olaroz Project and timing; expectations with respect to the Caucharí-Olaroz Project being the largest known new battery-quality lithium carbonate brine operation to be in production; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether certain Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; expected timing of full capacity production and production of battery-grade lithium carbonate at the Caucharí-Olaroz Project; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Pastos Grandes Project; successful development of the Pastos Grandes Project; capital costs, operating costs, sustaining capital requirements, net present value and internal rate of return, payback period, sensitivity analyses, cash flows of the Caucharí-Olaroz Project and the Pastos Grandes Project; the results of the feasibility study for the Caucharí-Olaroz Project; statements with respect to development, planning and construction for a Stage 2 expansion of the Caucharí-Olaroz Project; targeted capacity for Stage 2 expansion at the Caucharí-Olaroz Project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz Project and the expected capital expenditures for development of the Pastos Grandes Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the

Annual Information Form 2023

effect of current or any additional regulations on the Company’s operations; the strategic advantages, future opportunities and focus of the Company; the expected timing for the receipt of all required regulatory approvals with respect of and completion of the Pastos Grandes Transaction; and the benefits of the Pastos Grandes Transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, and which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information contained in this AIF, the Company has made assumptions regarding, among other things:

▪
current technological trends;
▪
a cordial, productive business relationship between the Company and its co-owners of the Caucharí-Olaroz Project and other projects;
▪
ability of the Company to fund, advance and develop the Caucharí-Olaroz Project and its other projects, and the respective impacts of the projects when production commences or has fully ramped-up;
▪
the Company’s ability to operate in a safe and effective manner;
▪
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
▪
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪
general economic conditions;
▪
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪
estimates of and unpredictable changes to the market prices for lithium products;
▪
development and construction costs for the Caucharí-Olaroz Project, the economics related thereto, and costs for any additional exploration work at the projects;
▪
estimates of Mineral Resources and Mineral Reserves, including whether certain Mineral Resources will ever be developed into Mineral Reserves;
▪
reliability of technical data;
▪
anticipated timing and results of exploration, development and construction activities;
▪
the receipt of required approvals for and timing of the Pastos Grandes Transaction;
▪
the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;

Annual Information Form 2023

▪
the impacts of pandemics and geopolitical issues on the Company’s business; and
▪
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this AIF. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to estimates of capital and operating costs and related economics for the Caucharí-Olaroz Project; uncertainties inherent to the results of feasibility studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; cybersecurity risks and threats; risks relating to investor rights granted to GM in connection with

Annual Information Form 2023

the GM Transaction; the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States as a result of the Separation Transaction; uncertainties with realizing the potential benefits of the Separation Transaction; and uncertainties with obtaining required approvals (including regulatory approvals) for the Pastos Grandes Transaction. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent MD&A for the most recently completed financial year, which are available on SEDAR+ at www.sedarplus.ca.

Annual Information Form 2023

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that are in accordance with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates use the terms defined in the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and are incorporated by reference into NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Definition Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations

Annual Information Form 2023

where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve or a Probable Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve or a Proven Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this AIF have been prepared in accordance with NI 43-101 and the CIM Definition Standards. These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this AIF that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Annual Information Form 2023

Definitions and Other Information

Definitions

For a description of defined terms and other reference information used in this AIF, please refer to Schedule “A”.

Currency

This AIF contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to United States dollars are referred to as “US$”.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	United States Dollars into Canadian Dollars
	2023	2022	2021
High	1.3875	$1.3856	$1.2942
Low	1.3128	$1.2451	$1.2040
Rate at end of period	1.3226	$1.3544	$1.2678
Average rate for period	1.3497	$1.3013	$1.2535

On March 19, 2024, the rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3581.

Annual Information Form 2023

Corporate Structure of the Company

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation” and changed its name to “Western Lithium USA Corporation” on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.” On November 8, 2017, the Company consolidated its then outstanding Common Shares on a 5:1 basis.

On January 25, 2022, the Company acquired all of the issued and outstanding securities of Millennial Lithium Corp. (“Millennial Lithium”) by way of a plan of arrangement, upon which Millennial Lithium became a wholly owned subsidiary of the Company. See “General Development of the Business – Recent Developments – Other Investments and Acquisitions”.

On April 20, 2023, the Company acquired all the common shares of Arena Minerals Inc. (“Arena”) which it did not already own by way of a plan of arrangement, upon which Arena became a wholly owned subsidiary of the Company. See “General Development of the Business – Recent Developments – Other Investments and Acquisitions”.

On October 3, 2023, the Company completed a reorganization transaction by way of a statutory plan of arrangement under the laws of British Columbia (the “Separation Transaction”), pursuant to which the Company separated its previously-held North American business unit, comprised of a 100%-owned Thacker Pass lithium project in Humboldt County, Nevada, as well as investments in Green Technology Metals Ltd. and Ascend Elements, Inc., into an independent public company named “Lithium Americas Corp.” (formerly 1397468 B.C. Ltd., referred to as “Lithium Americas (NewCo)” in this AIF). The Company retained its Argentine business unit, comprised of the 44.8% interest in the Caucharí-Olaroz Project, the 100%-owned Pastos Grandes Project and the 65% interest in the Sal de la Puna Project. In connection with the Separation Transaction, on October 3, 2023, the Company amended its Articles twice:

(i)
to first create and authorize the issuance of an unlimited number of Class A Common Shares and an unlimited number of Preference Shares to implement the Separation Transaction; and
(ii)
shortly thereafter, to change its name from “Lithium Americas Corp.” to “Lithium Americas (Argentina) Corp.”, and to eliminate the Class A Common Shares and the Preference Shares such that, immediately following the amendment, the Company will be authorized to issue an unlimited number of Common Shares.

References to “the Company” and information about “the Company” contained in this AIF for the period prior and up to October 3, 2023 pertain to the Company prior to the completion of the Separation Transaction, holding both the Argentine and North American business units, as further described herein. References to “the Company” and information about “the Company” contained in this AIF for the period commencing on and following October 3, 2023 pertain to the Company following the completion of the Separation Transaction, holding only the Argentine business unit, as further described herein.

For more information see “General Development of the Business – Recent Developments – Corporate Developments”.

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The Company’s head office and registered office is located at 300 – 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

Intercorporate Relationships

The corporate structure of the Company, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership as at December 31, 2023 are set out in the following chart:

Lithium Americas (Argentina) Corp. (British Columbia, Canada)
100%
49%
100%
100%
Arena Minerals Inc. (Ontario, Canada)
Exar Capital B.V. (Netherlands)
2265866 Ontario, Inc. (Ontario, Canada)
Millennial Lithium Corp. (British Columbia, Canada)
65%
99.97%
43.04%
Sal de la Puna Holdings Ltd. (British Columbia, Canada)
(1)
100%
Puna Argentina S.A.U. (Argentina)
Minera Exar S.A. (Argentina)
1.79%
0.03%
Proyecto Pastos Grandes S.A (Argentina)

Notes:

(1) Exar Capital provides financing to Minera Exar for purposes of advancing the Caucharí-Olaroz Project.

On March 5, 2024, the Company announced that it and certain of its subsidiaries have executed a definitive agreement with a subsidiary of Ganfeng whereby Ganfeng agrees to acquire US$70 million in newly issued shares of Proyecto Pastos Grandes S.A. (“PPG”), the Company’s indirect wholly-owned Argentinian subsidiary holding the Pastos Grandes Project, which is expected to represent an approximate 14.89% interest in PPG and the project (the “Pastos Grandes Transaction”). Completion of the Pastos Grandes Transaction is expected in the second quarter of 2024 subject to satisfaction of certain conditions, including regulatory approvals of the People’s Republic of China and settlement of applicable transaction agreements. See “Description of the Business – Pastos Grandes Project – Recent Developments”.

Annual Information Form 2023

General Development of the Business

Overview

The Company is a Canadian-based emerging producer of lithium carbonate for use predominantly in lithium-ion batteries and electric vehicles. The Company holds a 44.8% interest in the Caucharí-Olaroz Project in Jujuy, Argentina, which achieved first lithium in June 2023, a 100% interest in the Pastos Grandes Project in Salta, Argentina (which interest is subject to the Pastos Grandes Transaction; see “Description of the Business – Pastos Grandes Project – Recent Developments”), and a 65% interest in the Sal de la Puna Project in Salta, Argentina. In addition, the Company owns the Antofalla Project in the Province of Catamarca, Argentina.

The Company is focused on ramping up the Caucharí-Olaroz Project to bring Stage 1 operations to the full capacity of 40,000 tonnes per annum lithium carbonate. Once at full capacity, the Caucharí-Olaroz Project is expected to be the largest known new battery-quality lithium carbonate brine operation to come into production in over 20 years. The Company is also focused on advancing the development of additional lithium resources in the region, including its Pastos Grandes Project.

Recent Developments

The following is a summary of the key corporate developments and other investments and acquisitions that have generally influenced the development of the Company’s business and projects over the past three years. Additional matters of significance related directly to the Caucharí-Olaroz Project and the Pastos Grandes Project are included below under “Description of the Business – Caucharí-Olaroz Project” and “Description of the Business – Pastos Grandes Project”.

Corporate Developments

On January 22, 2021, the Company closed an underwritten public offering of US$400 million through the issuance of 18,181,818 Common Shares at a price of US$22.00 per share, including 2,272,727 Common Shares issued pursuant to the exercise of an over-allotment option granted to the underwriters. The offering was completed pursuant to an underwriting agreement dated January 20, 2021 with a syndicate of underwriters, who received a cash commission of 5.5% of the aggregate gross proceeds of the offering.

On December 6, 2021, the Company completed a private placement offering of US$225,000,000 aggregate principal amount of Convertible Notes. The Convertible Notes Offering was completed pursuant to a purchase agreement dated December 1, 2021 with a syndicate of initial purchasers. On December 9, 2021, the initial purchasers fully exercised the over-allotment option granted to them to purchase up to an additional US$33,750,000 aggregate principal amount of Convertible Notes until December 31, 2021, bringing the total size of the Convertible Notes Offering to US$258,750,000. The Company used a portion of the net proceeds from the Convertible Notes Offering to repay, in full, all outstanding principal amount plus accrued interest owing under its Amended Credit Facility, which has been terminated, and accordingly the Company has been released from all security and other obligations thereunder.

On January 30, 2023, the Company announced that it entered into a purchase agreement (the “GM Transaction Purchase Agreement”) with General Motors Holdings LLC (“GM”) pursuant to which GM agreed to make a US$650 million equity investment in the Company, to be used for the development of the Thacker Pass Project, now held by Lithium Americas (NewCo) (the “GM Transaction”). On February 16, 2023, the Company announced that it closed Tranche 1 of the GM Transaction, comprising a US$320 million investment, and the entering into of the Offtake Agreement and the Investor Rights Agreement. See “Material Contracts – GM Transaction Purchase Agreement” for further details regarding the GM

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Transaction and the GM Transaction Purchase Agreement, and also see “Risk Factors – Risks Related to Our Business and Securities – Significant Shareholder and Commercial Relationship Risks”.

On October 3, 2023, the Company completed the Separation Transaction by way of a statutory plan of arrangement under the laws of British Columbia, in accordance with the terms of an amended and restated arrangement agreement (the “Arrangement Agreement”) dated June 14, 2023, between the Company and 1397468 B.C. Ltd., pursuant to which (among other things):

▪
The Company separated its previously-held North American business unit, comprised of a 100%-owned Thacker Pass lithium project in Humboldt County, Nevada, as well as investments in Green Technology Metals Ltd. and Ascend Elements, Inc., into 1397468 B.C. Ltd., now an independent public company named “Lithium Americas Corp.”
▪
The Company transferred US$275 million in cash to Lithium Americas (NewCo).
▪
The Company changed its name to “Lithium Americas (Argentina) Corp.”
▪
The Company retained its Argentine business unit, comprised of the 44.8% interest in the Caucharí-Olaroz Project, the 100%-owned Pastos Grandes Project and the 65% interest in the Sal de la Puna Project.
▪
Holders of the Company’s common shares prior to the Separation Transaction received one Common Share of the Company and one common share of Lithium Americas (NewCo) for each common share held immediately before the effective time of the Separation Transaction.
▪
The Company’s Common Shares concluded trading on the TSX and the NYSE under the symbol “LAC” and as at the start of trading on October 4, 2023, commenced trading on the TSX and the NYSE under the ticker symbol “LAAC”.
▪
The Company’s Board immediately following the Separation Transaction was comprised of John Kanellitsas, George Ireland, Franco Mignacco, Robert Doyle, Calum Morrison and Diego Lopez Casanello. For more information see “Directors and Officers” below.
▪
The Company’s officers immediately following the Separation Transaction included John Kanellitsas, Executive Chair, President and Interim Chief Executive Officer and Alex Shulga, Vice President and Chief Financial Officer. For more information see “Directors and Officers” below.
▪
GM’s Offtake Agreement was assigned to Lithium Americas (NewCo), and the Tranche 2 Warrants and the Tranche 2 subscription agreement ceased to have effect with respect to the Company, in accordance with their terms.
▪
The Convertible Notes remained obligations of the Company. The Separation Transaction constituted a Make-Whole Fundamental Change as defined in the Indenture. In addition, the Separation Transaction resulted in an adjustment to the conversion rate of the Convertible Notes. No Convertible Notes were surrendered for conversion into Common Shares in connection with the Separation Transaction.
▪
Holders of all DSUs, RSUs and PSUs of the Company received, in lieu thereof, equivalent incentive securities of the Company and of Lithium Americas (NewCo). Each old unit of the Company was replaced with one equivalent unit of Lithium Americas (NewCo) and 0.87 of a new unit of the Company.

On February 26, 2024, the Company announced the appointment of Samuel Pigott as President and Chief Executive Officer, effective on March 18, 2024, with John Kanellitsas, the Company’s former President and Interim Chief Executive Officer continuing in his role as Executive Chairman. Mr. Pigott was also appointed to the Company’s Board effective March 19, 2024. In addition, on March 19, 2024, the Company announced the appointment of Monica Moretto to the Board.

Annual Information Form 2023

Other Investments and Acquisitions

On January 25, 2022, the Company acquired 100% of the issued and outstanding securities of Millennial Lithium pursuant to the Millennial Arrangement, for aggregate consideration of approximately $492 million (US$390 million). The terms of the Millennial Arrangement were set forth in an arrangement agreement dated November 17, 2021, between the Company and Millennial Lithium. Pursuant to the Millennial Arrangement, as of the effective date for the Millennial Arrangement of January 25, 2022, all outstanding convertible securities of Millennial Lithium were exchanged for Millennial Shares and all equity incentive plans of Millennial Lithium were terminated. Following this, the Company acquired all of the issued and outstanding Millennial Shares and Millennial Lithium became a wholly-owned subsidiary of the Company. Each Millennial Lithium shareholder of record as of the effective date received per share consideration of 0.1261 of a Common Share and $0.001 in cash in exchange for each Millennial Share held as of the effective date. As a final step under the Millennial Arrangement, on January 26, 2022, Millennial Lithium and 1335615 B.C. Ltd., a wholly-owned subsidiary of the Company, amalgamated under the name “Millennial Lithium Corp.” As of close of market on January 26, 2022, all issued and outstanding Millennial Shares and the warrants of Millennial Lithium were delisted from trading on the TSX Venture Exchange.

On December 20, 2022, the Company announced that it entered into a definitive arrangement agreement pursuant to which the Company agreed to acquire all of the Arena Shares not already owned by the Company by way of a plan of arrangement under the laws of Ontario (the “Arena Transaction”). Pursuant to the arrangement agreement, Arena’s shareholders were entitled to receive 0.0226 of a common share of the Company and $0.0001 in cash for each Arena Share held. The Arena Transaction closed on April 20, 2023, and the Company issued approximately 8.4 million common shares to former Arena shareholders as consideration for their respective Arena Shares and convertible securities. Following the Arena Transaction, the Arena Shares were delisted from the TSX Venture Exchange.

Outlook

The Company’s robust near-term growth pipeline includes the Caucharí-Olaroz Stage 2 expansion and the Pastos Grandes Project. The Caucharí-Olaroz Stage 2 expansion is targeting an additional production capacity of at least 20,000 tpa.

Concurrently, the Company plans to advance engineering and development of the Pastos Grandes Project with an optimized design from integrated works on the basin. In connection with the Pastos Grandes Transaction, the Company announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024.

In addition to the growth pipeline, the Company intends to continue its exploration programs to maximize resource potential on its deposits. Further, having operations located in the resource-rich Lithium Triangle region, the Company expects to have ample opportunities to grow its considerable asset base if and when such growth can be pursued in a manner that is viewed as desirable and attractive for the Company’s shareholders.

Annual Information Form 2023

Description of the Business

Overview of Mineral Projects

The Company is advancing two significant lithium projects, the Caucharí-Olaroz Project, located in the Province of Jujuy in Argentina, and the Pastos Grandes Project, located in the Province of Salta in Argentina. The Company also holds a 65% interest in the Sal de la Puna Project, located in the Province of Salta in Argentina.

Caucharí-Olaroz Project

Project Overview

The Caucharí-Olaroz Project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina.

Minera Exar is nearing completion of construction of the lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine. The construction program is based on a feasibility study for the project originally disclosed in a NI 43-101 technical report filed in September 2019 (and restated in the Caucharí TR filed in October 2020). The feasibility study also includes a conventional, commercially-proven brine processing technology optimized for the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

Annual Information Form 2023

Minera Exar is now focused on ramping up the Caucharí-Olaroz Project to bring Stage 1 operations to the full capacity of 40,000 tpa lithium carbonate.

Recent Developments

Recent Significant Events

On August 27, 2020, the Company announced the completion of a transaction (the “2020 Caucharí Transaction”) with Ganfeng pursuant to which Ganfeng increased its ownership interest in the Caucharí-Olaroz Project by subscribing for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital. Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The Company also entered into the Amended Shareholders Agreement with Ganfeng and amended and restated offtake agreements with each of Ganfeng and Bangchak, with the amendments reflecting the updated ownership structure of Minera Exar and related matters. Upon closing of the transaction, Ganfeng held a 51% interest and the Company held a 49% interest in Minera Exar and the Caucharí-Olaroz Project, which interests were subsequently adjusted to reflect JEMSE’s acquisition of an 8.5% interest in Minera Exar.

On April 4, 2021, JEMSE completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar pursuant to the JEMSE Option Agreement. See “- Detailed Property Description – Property Description and Location” for further details. Although the Company now holds an approximate 44.8% interest in the Caucharí-Olaroz Project, while Ganfeng holds an approximate 46.7% interest, the Company and Ganfeng remain responsible for funding 100% of Caucharí-Olaroz construction costs and, as applicable, operating costs and are entitled to receive 100% of production output from Caucharí-Olaroz proportionate to their respective 49%/51% net interests.

On June 12, 2023, the Company announced that the Caucharí-Olaroz Project produced its first lower than battery-quality lithium carbonate as part of commissioning. The Caucharí-Olaroz Project produced approximately 6,000 tonnes of lithium carbonate in 2023 exceeding the Company’s previous guidance of 5,000 tonnes. During the fourth quarter of 2023, the Company’s portion of sales volumes from the Caucharí-Olaroz Project were sold to Ganfeng.

Construction, Development and Ramp-up Update

Minera Exar is nearing completion of construction of the lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine. The Company expects that capital costs for Stage 1 development of the Caucharí-Olaroz Project will be approximately US$979 million (on a 100% basis), with approximately US$13 million remaining to be spent as of December 31, 2023. The increase in capital costs as compared to those set out in the Caucharí TR pertain, in part to, low official Argentine exchange rate and inflationary cost pressures during project construction, additional resource and manpower requirements, engineering modifications and changes in production schedule.

Minera Exar has been pumping raw brine from the wellfields and into the pre-concentration ponds since 2019 and started the production of concentrated brine as feedstock for the lithium plants in Q3 2022. Solid-liquid separation, SX, purification, and carbonation were completed in mid 2023, allowing Minera Exar to start producing less than battery-quality lithium carbonate. Potassium chloride (KCl) plant and dry area commenced operation in the H2 2023, allowing higher production of improved quality product.

Since the production of first lithium in mid-2023, the project has achieved 99.5% lithium carbonate content with technical quality specifications that approach battery quality in most specifications. The current focus

Annual Information Form 2023

is on ramping up the Caucharí-Olaroz Project to bring Stage 1 operations to the full capacity of 40,000 tpa lithium carbonate, with production volume being prioritized over product quality at this time. Caucharí-Olaroz is producing at approximately 50% of the 40,000 tpa capacity. The operation is targeting to reach nameplate capacity on a limited basis by mid-2024 and maintain a level near capacity on a steady state basis by the end of the year. The team is working through the ramp-up process, including the integration of the potassium chloride (KCl) plant. During mid-2024, it is expected that the Caucharí-Olaroz Project will complete a capacity check to review the functionality of all systems at the facility. Steady-state operations close to nameplate capacity of 40,000 tpa should be met by the end of 2024.

Second Stage Expansion

Minera Exar is continuing work to advance development planning for a Stage 2 expansion of the Caucharí-Olaroz Project to align with completion of Stage 1 of 40,000 tpa of lithium carbonate capacity. The Stage 2 expansion is targeting at least 20,000 tpa of lithium carbonate. While planning for the Stage 2 expansion continues to advance, the Company has not committed material growth capital expenditures at this time.

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company is entitled to 49% of offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

In Q2 2023, the Company entered into an agreement to receive prepayments from Ganfeng with respect to the Company’s future sale of 80% of its 49% share of the future lithium carbonate production from Minera Exar. The agreement provides the Company the right to settle its obligation to Ganfeng through assigning its rights to receive a corresponding value of lithium carbonate from Minera Exar. Concurrently, the Company entered into an agreement to make prepayments to Minera Exar with respect to the Company’s 49% share of the future lithium carbonate production from Minera Exar. The prepayments to Minera Exar are non-interest bearing (except in the case of default) and were settled as a credit against the purchase of lithium carbonate.

Detailed Property Description

Technical Information

The information contained in this section has been derived, in part, from the Caucharí TR, is subject to certain assumptions, qualifications and procedures described in the Caucharí TR, some of which are not fully described herein, and is qualified by the full text of the Caucharí TR. More detailed scientific and technical information on the Caucharí-Olaroz Project can be found in the Caucharí TR that was filed with the securities regulatory authorities in each of the provinces of Canada on October 19, 2020. The Caucharí TR has an effective date of September 30, 2020 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., each of whom is a “qualified person” for the sections of the Caucharí TR that they are responsible for preparing. Reference should be made to the full text of the Caucharí TR, which is available for viewing under the Company’s profile on SEDAR+ at www.sedarplus.com.

Annual Information Form 2023

All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Caucharí TR.

Information contained in the Caucharí TR, including (but not limited to) mineral extraction, processing and recovery operations, projected costs, and project economics for the Caucharí-Olaroz Project (including, for greater certainty, revenue, net present value, internal rate of return, cash flow, earnings and payback period) are presented as of the date of the Caucharí TR based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs (including, without limitation, increased capital costs discussed above) and/or operating costs for the project. As a result, actual results may differ from those presented. See “– Risk Factors – Risks Related to Resource Development – Capital and Operating Cost Estimates and Project Economics”. See also “Description of the Business – Caucharí-Olaroz Project – Recent Developments – Construction, Development and Ramp-up Update”.

Property Description and Location

The Caucharí and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Caucharí Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars. This road is approximately one km from the plant site.

The Company holds its interest in the Caucharí-Olaroz Project through a 44.8% interest in Minera Exar, with Ganfeng holding a 46.7% interest. Minera Exar acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Caucharí Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Minera Exar to maintain the claims is US$268,346. Under Minera Exar’s usufruct agreement with Borax Argentina S.A., Minera Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for an annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province. The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

On March 28, 2016, Minera Exar entered into the Los Boros Option Agreement with Los Boros for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Caucharí-Olaroz Project. Under the terms of the Los Boros Option Agreement, Minera Exar paid US$100,000 upon signing and had a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in 60 quarterly instalments of US$200,000. The first installment was due and paid on the third year of the purchase option exercise date, being September 11, 2021. As security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Minera Exar a mortgage for US$12,000,000.

On November 12, 2018, Minera Exar exercised the purchase option and the following payments and royalties were provided to Los Boros:

Annual Information Form 2023

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US$300,000 was paid on November 27, 2018 as a result of the commercial plant construction start date; and
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a 3% net profit interest for 40 years, payable in Argentine pesos, annually within 10 business days after each calendar year end.

Minera Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for an additional payment of US$7,000,000.

On April 4, 2021, JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina, acquired an 8.5% equity interest in Minera Exar by exercising its option under the JEMSE Option Agreement dated August 26, 2020. This right was agreed to by the Company and Ganfeng to comply with the laws of the Province of Jujuy, where lithium reserves are considered a strategic resource that is key to the Province’s future development prospects. Such ownership interest of JEMSE is subject to certain requirements, including: JEMSE reimbursing its US$23.5 million pro rata (8.5%) share of the equity financing to fund construction of the Caucharí-Olaroz Project to the Company and Ganfeng through the assignment of one-third of the after-tax dividends otherwise payable to JEMSE in future periods; JEMSE’s right to future dividends being subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments and interest, used by the Company and Ganfeng to finance construction; any transfer or disposition of such equity interest requiring the prior consent of the Company and Ganfeng; and Ganfeng and the Company being obliged to loan JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution if additional equity contributions are required from equity holders of Minera Exar, such loans also to be repaid by way of the same assignment of one-third of after-tax dividends due to JEMSE. In addition, JEMSE has a right under certain conditions to convert its ownership interest into a royalty.

The surface rights of the area subject to exploitation are local aboriginal communities’ land. Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar has also agreed to support local communities through a number of infrastructure and education programs.

History

Mining activities on the western side of the Caucharí Salar by Rio Tinto and on the eastern side of the Olaroz Salar by Los Boros date back to the 1990s.

2009 to 2010
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Minera Exar acquired mining and exploration permits across broad areas of the Caucharí and Olaroz Salars.
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Exploration programs focused on lithium and potassium were completed by Former LAC, which resulted in the preparation of a measured, indicated and inferred mineral resource report for potassium and lithium.

2012	▪ An initial feasibility study was completed by Former LAC.
2016
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Minera Exar acquired an option to acquire title to a portion of the mining properties comprising the project from Los Boros pursuant to a purchase option agreement.
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SQM acquired a 50% interest in Minera Exar and the project.

2017	▪ A feasibility study with an updated Mineral Reserve estimate was prepared by the Company.

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2018
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The option to acquire title to certain of the properties comprising the project from Los Boros was exercised.
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Project construction began.
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Ganfeng acquired a 37.5% interest in the project, and the Company acquired an additional 12.5% interest, for an aggregate 62.5% interest held by the Company.

2019
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Project construction continued.
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The Caucharí-Olaroz Project Investment closed, resulting in the Company and Ganfeng each holding 50% interests in Minera Exar and the project.
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A feasibility study with an updated Mineral Resource estimate was prepared by the Company.

2020
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The 2020 Caucharí Transaction closed, resulting in Ganfeng holding 51% and the Company holding 49% interests in Minera Exar and the project.
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JEMSE entered the JEMSE Option Agreement, replacing a prior letter of intent, in respect of its right to acquire an 8.5% interest in Minera Exar and the Caucharí-Olaroz Project.
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Project construction continued with enhanced safety protocols in effect and a reduced workforce on site, following temporary shut-downs due to COVID-19.
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Updates to the water and environmental permits were approved by applicable regulatory authorities.

2021	▪ Project construction continued to advance. ▪ JEMSE exercised its right to acquire an 8.5% equity interest in Minera Exar and the Caucharí-Olaroz Project.
2022
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Project construction continued to progress towards production, with all key infrastructure completed in Q3 2022, and key areas of the processing plant having commenced commissioning.
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Focus shifted to prioritizing production volume over completion of a portion of the purification process designed to achieve battery-grade lithium carbonate, which was deferred to the second half of 2023.
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Transitioning the team from construction to operations since late 2022.

2023
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On June 12, 2023, the Company announced that the Caucharí-Olaroz Project produced its first lower than battery-quality lithium carbonate as part of commissioning.
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The Caucharí-Olaroz Project produced approximately 6,000 tonnes of lithium carbonate in 2023 exceeding the Company’s guidance of 5,000 tonnes.
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Following the achievement of first lithium carbonate production, the Caucharí-Olaroz Project has been consistently producing lithium carbonate as commissioning and ramp-up continue.

Geological Setting, Mineralization and Deposit Types

There are two dominant structural features in the region of the Caucharí and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Caucharí. Basement rock in this area is composed of Early Ordovician turbidites (shale and sandstone) intruded by Late Ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

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The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Caucharí Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

The brines from Caucharí are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in sodium chloride, halite is expected to precipitate during evaporation. In addition, the Caucharí brine is predicted to initially precipitate halite and ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

The Caucharí and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Caucharí and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Caucharí and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

The following exploration programs were conducted between 2009 and 2019 to evaluate the lithium development potential of the Caucharí-Olaroz Project area:

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Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
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Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.
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Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.
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Time Domain Electromagnetic (TEM) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.
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Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
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Vertical Electrical Sounding (VES) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and surrounding freshwater occurrences.
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Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.
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Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate

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the capacity of fresh water supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.
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Boundary Investigation – A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

The additional data collected and analyzed during the 2017-2019 field programs are included in the current Mineral Resource estimate and Mineral Reserve estimate and aided in identifying the future production wells for the brine extraction wellfield.

Drilling

From September 2009 to August 2010, a total of 4,176 m of Reverse Circulation (RC) Borehole drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines have a relatively low magnesium-to-lithium ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond drilling at the Caucharí-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program was conducted from July 2017 to June 2019. The program included a total of 49 boreholes and 9,703 meters of cores recovered. In 2019, 58 additional samples were sent for testing (this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including QA/QC samples).

Information from the exploration drilling and pump tests was used to select the locations of the production wells that will be used to pump lithium brine to the evaporation ponds. Since 2011 a total of 10 production wells have been drilled on the Property.

The production well field uses three wells drilled in 2011. These wells had a smaller diameter of 8 inches. The wells drilled in 2018 and 2019 were drilled deeper and used a larger diameter based on the expected flow. The production wells were drilled with conventional rotary rigs and a surface casing at the top of the wells to ensure the stability of the well head over time. The design of the deeper wells used larger diameter casing in the upper 200/250 m, continuing with smaller diameter casing below.

Sampling, Analysis and Data Verification

Sampling Method

Drilling was subject to daily scrutiny and coordination by Minera Exar geologists. On the drill site, the full drill core boxes were collected daily and brought to the core storage warehouse where the core was laid out, measured and logged for geotechnical and geological data and photographed.

Core boxes were placed on core racks and covered with a black PVC sheet to protect the integrity of the core and stored outside. RBRC values were not measured during the 2017-2018 drilling, but 33 drill samples were tested for RBRC during the 2019 drilling campaign and the results were in line with other RBRC sampling. The core was well logged to include the lithological data required for the Mineral Resource estimate.

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During RC drilling, Minera Exar personnel recorded the time it took to advance one meter and sampled the cutting by placing them in a rock chip tray and brought them back to the field office for logging. Samples were not taken during RC drilling for chemical analysis. During diamond drilling, PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the United States for analysis of geotechnical parameters. Brine samples were further analyzed in the field laboratory for confirmation of field parameters. After analysis of field and filed laboratory parameters, brine samples were split into three, 250 ml, clean, plastic sample bottles. Two samples were mixed to form one sample, one for density and one for geochemistry, which was shipped to Alex Stewart Argentina in Jujuy or sent to the onsite Minera Exar laboratory.

Security

Samples were taken daily from the drill sites and stored at the on-site facility. All brine samples were stored inside a locked office, and all drill cores were stored inside the core storage area on-site. Brine samples were taken by Minera Exar staff to the on-site laboratory or transported to Jujuy in a company truck. Solid samples were periodically driven to Jujuy which is approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and Analytical Procedure

Brine samples were analyzed by Alex Stewart Argentina, a laboratory independent from the Company, and the internal Minera Exar laboratory. Alex Stewart Argentina used inductively coupled plasma as the analytical technique for the primary constituents of interest, including: sodium, potassium, lithium, calcium, magnesium and boron. Samples were diluted by 100:1 before analysis. Density was measured via pycnometer and sulphates were measured using the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis was used for carbonates. In the internal Minera Exar laboratory, a 20 g sample was taken from the 250 ml bottle. The sample was entered into the laboratory database. Sulphates were measured using the gravimetric method and volumetric analysis was used for calcium, magnesium and chloride. Brine samples were diluted before being passed through the AA spectrometer, which analyzes lithium, sodium and potassium.

QA/QC

QA/QC protocol included the insertion of QC samples in every batch of samples. QC samples included one standard, one blank and one field duplicate. Check assaying was also conducted on the samples at a frequency of approximately 5%. A total of 4,356 samples, including QC samples, were submitted during Minera Exar’s brine sampling program at the Caucharí-Olaroz Project. A total of 164 samples were also submitted to an external laboratory for check assaying.

Data Verification

The QPs responsible for the preparation of the Caucharí TR, conducted the following forms of data verification: visits to the Caucharí-Olaroz Project site and Minera Exar corporate office; visits to several drill hole locations and observation of several active pumps; taking of 27 brine samples from 13 wells; taking five duplicate samples from the sample storage tent; collection of four standard samples for analysis; review of Minera Exar sampling procedures; inspection of the 2017-2019 Caucharí-Olaroz Project database; inspection of digital laboratory certificates for the Minera Exar brine dataset and Caucharí-Olaroz Project database; observation of the sample storage facility and security systems and considered appropriate; and conducted tours of the Minera Exar analytical lab and the Minera Exar grain size analysis. A QP also conducted interviews with Minera Exar employees who were present during the

Annual Information Form 2023

drilling and pump testing of the new wells. Digital copies of the lab certificates were obtained directly from Alex Stewart and compared to the Minera Exar database. The QPs concluded that the field sampling of brines from the pumping tests is being done to industry standards. The quality control data based upon the insertion of standards, field blanks and field duplicates indicate that the analytical data is accurate, and the samples being analyzed are representative of the brine within the aquifer.

Mineral Processing and Metallurgical Testing

Minera Exar implemented the feasibility study included in the Caucharí TR based on new test work and the Initial Feasibility Study in 2012. Test work included the following:

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Evaporation testing that demonstrated that it is possible and cost effective to obtain a concentrated brine through an evaporation process by treating the brine with calcium oxide liming process alone to control magnesium levels while reducing sulfate and boron levels.
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Evaporation pan testing that validated the composition of the brine exposed to the Caucharí-Olaroz Project site seasonal environmental conditions; obtained concentrated brine for additional pilot and bench scale testing; and obtained precipitated salts to determine the entrainment of brine in the salt during the different salt regimes precipitated during concentration.
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Pilot pond testing that validated the continuous operation of evaporation ponds; provided data for all seasonal environmental effects (wind, temperature, rain, etc.); provided concentrated brine for the purification pilot plant; development of the operating philosophy of the ponds and lime system; and trained the staff (engineers and operators) who will work in the commercial operation.
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2017 evaporation testing that assisted in defining the relation of brine evaporation to water evaporation.
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Lime ratio, sedimentation and flocculant performance testing with locally-sourced calcium oxide was completed in order to determine the required excess calcium oxide (the liming operation) and residence time at an intermediate location in the ponds to reduce magnesium, calcium, sulfate and boron in the brine entering the purification and carbonation plant.
▪
Solvent extraction bench tests that determined the most effective organic reagents for the extraction of boron from the brine, among other findings.
▪
Carbonate tests that included the removal of remaining magnesium and sodium hydroxide solution; removal of remaining calcium using a solution of Na2CO3; and carbonation reaction of Li using Na2CO3 solution to precipitate lithium carbonate.
▪
Pilot purification testing with the objective to test the continuous process developed for bench testing; and validate and obtain parameters and design criteria for the development of the industrial plant engineering.

Mineral Resource and Reserve Estimates

A Mineral Resource and Mineral Reserve estimate for the Caucharí-Olaroz Project is summarized in the tables below. Both Mineral Resources and Mineral Reserves are reported on a 100% project equity basis.

Mineral Resources

The Mineral Resource estimate updated in the Mineral Resource Update 2019 incorporated a Mineral Resource evaluation area extending north to include the Minera Exar property areas, as well as deeper in the brine mineral deposit, with 2017 and 2018 exploration results meeting the criteria of Mineral Resource classification for Mineral Resource estimation. Overall, it incorporated information consisting of the following: 1) the prior Mineral Resource estimate from the Initial Feasibility Study in 2012 for lithium and associated database; and 2) the expanded Project database compiled from results of 2017 through 2018

Annual Information Form 2023

exploration drilling and sampling campaigns and additional sampling in early 2019 as part of data verification.

Since the effective date of the Mineral Resource estimate in the Mineral Resource Update 2019, the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated HSU model to Measured and Indicated Resource aquifer volume of the deeper HSUs. This conversion of aquifer volume to more confident Mineral Resource estimate categories provided the support for simulated wells in the Mineral Reserve estimate numerical model to be completed in the deeper and more permeable lower sand and basal sand HSUs in the southeast part of the model domain. This resulted in the Mineral Resource estimate included in the Caucharí TR with an effective date of May 7, 2019.

The Mineral Resource estimate below is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume. The Mineral Resource estimate is computed as the overall product of the Mineral Resource evaluation area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine and specific yield of the Mineral Resource aquifer volume. This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource estimate. Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging. The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots. No areas of significant bias were noted.

Summary of Updated Mineral Resource Estimate for Lithium
Category	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)
Measured	1.07E+10	1.13E+09	591	667,800
Indicated	4.66E+10	5.17E+09	592	3,061,900
Measured & Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

Notes:

(1)
The Mineral Resource estimate has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.
(2)
Calculated brine volumes only include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(3)
The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(4)
Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Annual Information Form 2023

Summary of Updated Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Mineral Resources	3,554,700
Indicated Mineral Resources	16,298,000
Measured & Indicated Mineral Resources	19,852,700
Inferred Mineral Resources	4,722,700

Notes:

(1)
LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium reported in the above “Summary of Updated Mineral Resource Estimate for Lithium” table. The Mineral Resource estimate represented as LCE has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.
(2)
Volumes include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(3)
The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(4)
Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Reserve

The updated Mineral Reserve estimate for lithium incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of May 7, 2019. To obtain the updated Mineral Reserve estimate, the previous hydrostratigraphic and numerical models and the expanded database were analyzed and updated by Montgomery & Associates. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa of lithium carbonate for a 40-year operational period. After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa lithium carbonate process target, the model was then used to predict a maximum production rate for assessment of total Mineral Reserve estimate for a 40-year production and process period of lithium carbonate.

The Proven and Probable Mineral Reserve estimate is summarized without factoring estimated process efficiency (pre-processing). The Measured and Indicated Mineral Resources correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource estimate that can be extracted under the proposed pumping schedule and wellfield configuration. Therefore, the Mineral Reserve estimation is not “in addition” to the Mineral Resource estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan. A cut-off value was not employed in the Mineral Reserve estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

Annual Information Form 2023

Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590
Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

(1)
The Mineral Reserve estimate has an effective date of May 7, 2019.
(2)
LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium metal.
(3)
The conversion of LCE is direct and does not account for estimated processing efficiency.
(4)
The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
(5)
The “Production Period” is inclusive of the start of the model simulation (Year 0).
(6)
The “Average Lithium Concentration” is weighed by per well simulated extraction rates.
(7)
Tonnage is rounded to the nearest 10.
(8)
Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The QPs believe the Mineral Reserve estimate has been conservatively modeled and represents a Proven Mineral Reserve for year one through five of full-scale extraction wellfield pumping and Probable Reserve for years six through 40 of extraction wellfield pumping. The division between Proven and Probable Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet long enough to enable significant production; and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable to Proven Mineral Reserves.

Overview of Mining and Production Operations

The Caucharí TR adopts a process for converting brine to high-purity lithium carbonate that follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate.

Mineral Extraction

It is contemplated that brine will be extracted from 40 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Reserve evaluation area of the Caucharí-Olaroz Project to optimize well performance and capture of brine enriched in lithium. Brine production was initiated in 2018 with a pumping schedule corresponding to Stage 1 wells. Additional production wells are planned to be added to the pumping schedule for the duration of the life of mine plan. During the “Stage 2” pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

The pond system consists of 28 evaporation ponds segregated into the following types: (i) 16 pre-concentration ponds; (ii) six ponds used as halite ponds; (iii) two ponds used as sylvinite ponds; (iv) two ponds used for control; and (v) two ponds used for lithium ponds.

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An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as a criterion to design the pond system. This rate corresponds to measured evaporation rates observed at the site where the ponds will be located. Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 hectares when including consideration for harvesting of salt deposited in the ponds. The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of the lithium.

Processing and Recovery Operations

Minera Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Caucharí brines is outlined in a flowsheet in the Caucharí TR. Primary process inputs include evaporated brine, water, lime, soda ash, hydrochloride, sodium hydroxide, steam, and natural gas. The evaporation ponds produce salt tailings composed of sodium, magnesium, potassium and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The Company estimates that the required brine production rate should be achieved with 46 brine wells. An additional seven wells are planned for backup purposes. It is estimated that an additional one well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

At start-up, 40 production wells were delivered for brine production, with an estimated average nominal capacity of 16.3 L/s, that will provide up to 652 L/s of brine to the ponds. Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells. This flow rate assumes a yield of 53.7% on the whole lithium carbonate process.

The wells will be screened across the most productive lithium and sealed against freshwater aquifers.

Operating criteria for the lithium carbonate plant is presented in the table below.

Annual Information Form 2023

Lithium Carbonate Plant Operating Criteria
Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Site Infrastructure and Support Systems

Natural gas is obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is expected to be capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity is provided by a 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Caucharí-Olaroz Project. The interconnection involves a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Caucharí-Olaroz Project site consists of a voltage transformer (33/23 kV) and electrical room with associated switchgear and auxiliary equipment for a 23 kV local distribution system.

The 13.2 kV local electrical distribution system provides power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Caucharí-Olaroz Project is approximately 123,461 MWh/y or 16.4 MW/h, which includes a design safety factor of 1.2. A stand-by dual diesel/gas generating station, located close to the main substation, will power selected equipment during grid outages.

The construction and permanent camps are located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for more than 600 people, with additional available capacity for construction.

Minera Exar is allocating land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 hectares over a 40-year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Minera Exar established an evaporation pond for the plant’s industrial liquid waste, and a 50 hectare area is allocated for this purpose.

The Caucharí TR also includes a description of additional infrastructure to address other essential support facilities, including fuel storage, security, access roads and water supply.

Mining and Environmental Permits

Argentina has a provincial system to manage natural resources. Therefore, the Province of Jujuy has the responsibility of providing social and environmental permits, through the Mining and Energy Resource Directorate under the Mining and Hydrocarbons Secretariat. Other entities involved in the permitting process are Jujuy’s Provincial Directorate of Water Resources, the Environmental Ministry, which has supervisory authority for environmental and natural resources and the Secretariat of Tourism and Culture, which regulates operating permits in areas of potential archaeological and paleontological interest. The

Annual Information Form 2023

Caucharí-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system that aims to protect the local vicuña population.

Minera Exar has completed numerous environmental studies to support the establishment of Caucharí-Olaroz’s environmental baseline. This evaluation was performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for Exploitation was originally presented in connection with the mine plan under the Initial Feasibility Study and was later modified to accommodate the current mine plan.

A further update to the Environmental Impacts Report for Exploitation for the Caucharí-Olaroz Project was approved in December 2020, together with the increased capacity to 40,000 tpa for the project. The Environmental Impacts Report includes the new environmental studies carried out and information collected during the last two years, as well as taking into account the new Caucharí-Olaroz Project layout (relocation of the process plant, camp, industrial solid waste deposits and industrial liquid waste pools, relocation of control ponds C1 and C2, and lithium pools L1 and L2).

The Provincial Mining and Energy Resource Directorate, under the Mining and Hydrocarbons Secretariat, approved Minera Exar’s EIR for the exploration work on the Caucharí-Olaroz Project (Resolution No. 25/09 on August 26, 2009). Subsequent updates have been made to accurately reflect the ongoing exploration program.

Minera Exar has developed a plan that promotes social and economic development within a sustainable framework. Minera Exar began work on the Communities Relations Program with the Department of Susques in the Province of Jujuy in 2009. This plan was created to integrate local communities into the Caucharí-Olaroz Project by implementing programs aimed at generating positive impacts on these communities.

An update with respect to certain exploration permits for the Caucharí-Olaroz Project is included below.

Exploration Permits for Caucharí-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploration (IIA Exploration)	2009	Resolution No. 25/09, August 26, 2009	Original exploration permit for Project
Environmental Impacts Report for Exploration (AIIA Exploration 2009)	2009		Included topographic and geophysical studies, opening supply wells and new exploration wells
Environmental Impacts Report for Exploration (AIIA Exploration 2011)	September 2011	Resolution No. 29/2012, November 08, 2012	All activities undertaken to date, and planned exploration activities for the 2012-2013 period
Addendum to Environmental Impacts Report for Exploration, Posco Pilot Plant	May 2014	Resolution No. 011/2014, July 15, 2014	Installation, implementation and subsequent operation of the POSCO lithium phosphate plant

Annual Information Form 2023

Exploration Permits for Caucharí-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploration (AIIA Exploration 2015)	June 2015	Update cancelled and filed: DMyRE Note No. 101/2019

Operation of the pilot-scale POSCO plant and the continuation of exploration including perforation of brine well field for the trial to test the hydraulic properties of the different aquifers. A drilling plan for the drilling of 49 wells was also presented as well as the update of the 4 wells drilled up to the time of the presentation of the report.

Environmental Impacts Report for Exploration	June 2016	Update cancelled and filed DMyRE Note No. 101/2019

Presentation of the proposed work to be carried out over the following months: Phase 1: measurement of hydrogeological variables; Phase 2: pond construction and impermeability tests; Phase 3: drilling of deep wells; Phase 4: pilot plant tests and trials.

Update to Environmental Impacts Report for Exploration	February 2017	Resolution No. 008/2017, September 19, 2017

It was agreed with the Authority that the Environmental Impacts Report for exploration (June 2016) would not be evaluated by the Authority and that this latest Environmental Impacts Report (Exploration, February 2017) would replace it.

Update of the proposed works to be carried out during next years. This consisted of: seismic reflection, SEV, trenches, measurement of hydrogeological variables; pond construction, impermeability tests; drilling of deep wells; pilot plant tests, construction of embankments, auxiliary roads and drilling platforms, drilling of wells, construction of facilities and camp. It also described the exploration works that were to be developed, consisting of

Annual Information Form 2023

Exploration Permits for Caucharí-Olaroz Project Exploration Work
Report Submitted	Date Presented	Approvals	Observations
geochemical sampling and exploration wells.
Update to Environmental Impact Report for Exploration 2019-2021	June 2020	Resolution No. 196/2021 (Dec. 2021)	This up-date biannual IIA for exploration carried out during 2019-2021 was approved by the Authority in December 2021.
Update to Environmental Impact Report for Exploration 2021-2023	December 2021	Note No. 856/2022 (July 2022)	This up-date biannual IIA for exploration carried out during 2021-2023 was approved and extension of the Resolution 196/2021 for two years more, to December 2023 by the Authority in July 2022.

An update with respect to certain exploitation permits for the Caucharí-Olaroz Project is included below.

Exploitation Permits for Caucharí-Olaroz Project
Report Submitted	Date Presented	Approvals	Observations
Environmental Impacts Report for Exploitation (IIA Exploitation December 2011)	December 2011	Resolution No. 29/2012, November 08, 2012	Production of 20,000 tonnes/year of lithium carbonate with a second expansion phase to 40,000 tonnes/year
Biannual Environmental Impacts Report for Exploitation (AIIA Exploitation March 2015)	March 2015	Update cancelled and filed: DMyRE Note No. 101/2019	Biannual update of the Environmental Impacts Report (AIIA) approved in 2012, based on exactly the same project approved in 2012
Biannual Environmental Impacts Report (Exploitation) (AIIA Exploitation February 2017)	February 2017	Resolution No. 010/2017, October 05, 2017

It was agreed with the Authority that the Environmental Impacts Report for exploitation (AIIA March 2015) would not be evaluated by the Authority and that this document (AIIA Exploitation, February 2017) would replace it

Production of 25,000 tonnes/year of lithium carbonate with a second expansion phase to 50,000 tonnes/year

Biannual Environmental Impact Report	September 2019	Resolution No. 080/2020 (Dec. 2020)	The AIIA 2019 exploitation stage was completed to produce 40,000 tonnes/year of

Annual Information Form 2023

Exploitation Permits for Caucharí-Olaroz Project
Report Submitted	Date Presented	Approvals	Observations
(Exploitation) (AIIA) for Exploitation 2019-2021			lithium carbonate in December 2020.
Update to Environmental Impact Report for Exploitation 2021-2023	March 2022	In process	This up-date biannual AIIA for exploitation includes a production of 60,000 tonnes/year.

The Company obtained the water concession permit for the exploration stage by Resolution No. 449 D.P.R.H. dated July 6, 2020 and obtained the water concession permit for mining use for the exploitation stage for a 40 year term by Resolution No. 1113 D.P.R.H dated December 28, 2020. The project has also obtained approvals for the provision of electricity to the Minera Exar plant and for internal consumption by Resolution No. 406/2019 SCA, for natural gas by Resolution No. 350/2019 SCA and addendum approved by Resolution No. 215/2020 SCA, for water treatment plant at the construction camp by Resolution No. 327/2018 SCA, for water treatment plant at the operations camp by Resolution No. 226/2020 SCA and for aqueduct with environmental feasibility by Resolution No. 310/2020 SCA.

Operating Costs

The Caucharí TR presents a cost estimate (±15% expected accuracy) for the Caucharí-Olaroz Project of US$3,579 per tonne of lithium carbonate. This estimate is based upon vendor quotations for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements were based on Minera Exar’s management’s industry expertise. Labour costs have been estimated using the results of a salary survey, carried out on behalf of Minera Exar in Argentina, on mining companies with similar conditions and actual salaries paid by Minera Exar. Consumables costs were estimated on the basis of quotes obtained from potential suppliers.

The exchange rate between the Argentine peso and the U.S. dollar has been assumed as AR$79/US$1. No provision for currency escalation has been included.

Information contained in the Caucharí TR, including (but not limited to) projected costs for the Caucharí-Olaroz Project are presented as of the date of the Caucharí TR based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “– Risk Factors – Risks Related to Resource Development – Capital and Operating Cost Estimates and Project Economics”.

Annual Information Form 2023

Operating Costs Summary
Description	Total (US$ 000s/Year)	Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	72,535	1,813	50.7
Maintenance	16,143	404	11.3
Electric Power	6,408	160	4.5
Pond Harvesting & Tailing Management	13,334	333	9.3
Water Treatment System	356	9	0.2
Natural Gas	5,818	145	4.1
Manpower	12,809	320	8.9
Catering, Security & Third-Party Services	4,534	113	3.2
Consumables	959	24	0.7
Diesel	101	3	0.1
Bus-In / Bus-Out Transportation	213	5	0.1
Product Transportation	5,072	128	3.5
Direct Costs Subtotal	138,282	3,457	96.6
Indirect Costs
G&A	4,884	122	3.4
Indirect Costs Subtotal	4,884	122	3.4
Total Operating Costs	143,166	3,579	100

Capital Costs

Capital and other costs discussed below are as outlined in the Caucharí TR and are provided for background information purposes in the context of the economic study and other information presented in the Caucharí TR. The construction of the lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine is nearing completion. The construction of the project has necessitated actual increased cost expenditures most of which have been spent to date. For a discussion of the revised total capital costs estimate for Stage 1 development of the Caucharí-Olaroz Project and the remaining amount estimated to be spent, see “Description of the Business – Caucharí-Olaroz Project – Recent Developments – Construction, Development and Ramp-up Update”. Information contained in the Caucharí TR, including (but not limited to) projected costs for the Caucharí-Olaroz Project are presented as of the date of the Caucharí TR based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See also “– Risk Factors – Risks Related to Resource Development – Capital and Operating Cost Estimates and Project Economics”.

Capital expenditures are based on a project operating capacity of 40,000 tpa of lithium carbonate. Capital equipment costs have been determined based on over 100 Class 1 and Class 2 purchase orders, contracts awarded, quotes and firm proposals for equipment items and construction services for the current project capacity; in addition, an in-house database maintained by an engineering firm was used for minor items. Minera Exar and its consultants have verified the validity of these estimated capital expenditures.

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The estimates are expressed in U.S. dollars on a 100% project equity basis. The Company will need to contribute or secure 49% of these costs. No provision has been included to offset future cost escalation since expenses, as well as revenue, are expressed in constant dollars.

Sustaining capital expenditures are estimated to total US$270.5 million over the 40-year evaluation period of the Caucharí-Olaroz Project.

Capital costs include direct and indirect costs for:

▪
Brine production wells;
▪
Evaporation and concentration ponds;
▪
Lithium carbonate plant;
▪
General site areas, such as electric, gas and water distribution;
▪
Stand-by power plant, roads, offices, laboratory and camp and other items;
▪
Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
▪
Contingencies, salaries, construction equipment mobilization and other expenses.

The capital investment for the 40,000 tpa lithium carbonate project as set forth in the Caucharí TR, including equipment, materials, indirect costs and contingencies during the construction period was estimated to be US$564.7 million. This total excludes interest expenses that might be capitalized during the same period. Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate mine plan.

The following items were not included in the estimate:

▪
Legal costs;
▪
Costs to implement the COVID Protocol and special incentives and allowances;
▪
Mineral license costs;
▪
Escalation; and
▪
Start-up costs beyond those specifically included.

The exchange rate between the Argentine peso and the U.S. dollar has been assumed as AR$79/US$1; no provision for currency escalation has been included.

These capital expenditures as set out in the Caucharí TR are summarized in the table below:

Annual Information Form 2023

Capital Costs Summary
Item	US$ M
Direct Cost
Salar Development	50.1
Evaporation Ponds	145.3
Lithium Carbonate Plant and Aux.	174.9
Reagents	12.4
On-Site Infrastructure	72.5
Off-Site Services	13.3
Total Direct Cost	468.5
Indirect Cost
Total Indirect Cost	86.8
Total Direct and Indirect Cost	555.3
Contingencies (7.4%)	9.4
Total Capital	564.7

Project Economics

An economic analysis was outlined in the Caucharí TR considering that construction for the project commenced in 2018 and significant funds were spent since then. All capital expenditures prior to June 30, 2020 are considered sunk and are not included in the capital expenses in the economic model. The model only includes capital expenditures that need to be spent from June 30, 2020 onwards to bring the project to production. Information contained in the Caucharí TR, including (but not limited to) the project economics for the Caucharí-Olaroz Project presented below (including, for greater certainty, revenue, net present value, internal rate of return, cash flow, earnings and payback period) are presented as of the date of the Caucharí TR based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See “– Risk Factors – Risks Related to Resource Development – Capital and Operating Cost Estimates and Project Economics”.

The following criteria have been used to develop the economic model:

▪
Engineering and construction period is estimated at four years, while the life of mine is estimated to be 40 years;
▪
Pricing assumptions were obtained from a market study, supported by the off-take entitlements arising in favour of Ganfeng and Bangchak;
▪
Production of lithium carbonate is estimated at 40,000 tpa, commencing in the third year of operations assuming a ramp up production rate of 19,600 tpa for the first year of operations and 36,700 tpa for the second year of operations;
▪
For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity;
▪
Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc. These options were not included in the Caucharí TR;
▪
The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue;

Annual Information Form 2023

▪
All values are expressed in U.S. dollars; the exchange rate between the Argentine peso and the U.S. dollar as at September 30, 2020 was AR$79/US$1. Argentine peso denominated costs follow the exchange rate as a result of inflation, and there is no expected impact of the exchange rate fluctuation on capital costs or operating costs; accordingly, no provision for currency escalation has been included; and
▪
The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the NPV of the Caucharí-Olaroz Project. These discount rates represent possible costs of equity capital.

In addition to capital and operating cost expenses as set forth in the Caucharí TR, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy provincial and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses, amortization and remediation allowances.

Production Schedule

The Caucharí TR production model outlines lithium carbonate production totalling 1,576,279 tonnes over the 40-year project term. Overall efficiency of brine processing to produce lithium carbonate is reported to be 53.7%. To account for processing efficiency, the net amount of lithium carbonate produced was computed by multiplying the LCE extracted from the well field by 53.7%. The resulting values from each production well were then summed for each production year to determine the predicted annual lithium carbonate production. During the entire 40-year simulated production period the cumulative lithium carbonate, after accounting for processing efficiency, is projected to average 48,800 tpa.

In the Caucharí TR production model, it is assumed that in year one revenue will be US$156,933,000, with revenue growing to US$366,620,000 in year two and US$480,000,000 in each year thereafter until the end of the 40-year production period, in reliance on the base case assumptions. The production model assumes a lithium carbonate price of US$12,000/tonne.

NPV and IRR

The Caucharí TR presents an after-tax NPV in reliance on base case assumptions, and a 10% discount rate amounts to US$1,504,000,000, while IRR is 45.0%. Set forth below is a table that illustrates the sensitivity of the project economics based on lithium carbonate pricing and discount rates. The below is presented on a 100% project equity basis and measured from the end of the capital investment period. The Company owns 44.8% of the Caucharí-Olaroz Project as of the date of this AIF.

After-Tax NPV and IRR Sensitivity Analysis
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	1,986	2,623	3,259
8	1,479	1,957	2,435
10	1,133	1,504	1,874
IRR (%)	40.0	45.0	49.0

Annual Information Form 2023

Cash Flow and Earnings

Net cash flow presented in the Caucharí TR is negative in the first two years of operation, but thereafter increases sharply to approximately US$52,000,000 after taxes in year three. Thereafter, net cash flow (undiscounted) after taxes amounts to approximately US$212,000,000 in reliance on the base case assumptions.

The estimated pay-back period presented in the Caucharí TR is two years and two months on both a before-tax and on an after-tax basis in reliance on base case assumptions.

Annual Information Form 2023

Pastos Grandes Project

Project Overview

The Pastos Grandes Project was acquired by the Company in connection with the Millennial Transaction. The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes basin in the Salta Province, Argentina.

The site of the Pastos Grandes Project is near Highway 129 which connects 40 km north with Highway 51. Highway 51 traverses from Salta to the international border with Chile at the Sico Pass and connects further west to the major mining center of Calama, as well as the ports of Antofagasta and Mejillones in northern Chile. Both ports are major transportation hubs for the importation of mining equipment and the exportation of mineral commodities.

An updated Mineral Resource estimate on the Pastos Grandes Project has been prepared as outlined in the Pastos Grandes TR entitled “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023.

The Company retained Atacama Water to prepare the Pastos Grandes TR with the objective of updating the resource estimate for lithium contained in brine for the Company’s properties in the Pastos Grandes basin excluding the Sal de la Puna properties based on the consolidation and integration of available information. The resource estimation for the Pastos Grandes Project was developed using SgeMS and the geological model as a reliable representation of the local lithology. The principal author was closely involved with the block model development; all results have been reviewed and checked at various stages and are believed to be valid and appropriate for these resource estimates.

Annual Information Form 2023

CIM definitions were followed for Mineral Resources, and the works were certified by the “qualified person” Frederik Reidel, CPG. The effective date of the Mineral Resources estimate is April 30, 2023.

Recent Developments

On March 5, 2024, the Company announced that it and certain of its subsidiaries have executed a definitive agreement with a subsidiary of Ganfeng, whereby Ganfeng agrees to acquire US$70 million in newly issued shares of PPG, the Company’s indirect wholly-owned Argentinian subsidiary holding the Pastos Grandes Project, which is expected to represent an approximate 14.89% interest in PPG and the project. Proceeds of the subscription are to be allocated to the advancement of the Company’s lithium projects in Argentina. The number of shares of PPG issuable to Ganfeng in connection with its subscription is subject to an adjustment provision based on independent resource estimation work to be conducted prior to closing. To the extent such estimation work results in an estimate that is lower than a prescribed aggregate amount based on the Company’s resource estimation work, the number of shares issuable to Ganfeng and the percentage interest in PPG to be held by Ganfeng in connection with the subscription amount will increase on a sliding scale basis to a maximum potential adjustment of up to 1.6% (resulting in a maximum aggregate potential interest of up to 16.49%). In connection with the subscription, the Company and Ganfeng will execute a shareholders agreement that, among other terms, provides for limited term rights and obligations as between the parties, including the following: (i) from the closing date until December 31, 2024, a standstill on the sale of an interest in the Pastos Grandes Project; (ii) during the course of 2025, enhanced consent rights in favour of Ganfeng in respect of operational matters, as well as a right of first refusal in favour of Ganfeng over a sale of an interest in PPG at the same valuation as that applicable to the Pastos Grandes Transaction (with the Company having a right of first refusal over a sale by Ganfeng of its interest); (iii) from closing through to December 31, 2025, a right in favour of Ganfeng to acquire an aggregate 50% interest in the Pastos Grandes Project upon a change of control of the Company by subscribing for share capital of PPG in consideration for an incremental cash subscription price of US$330 million; and (v) from January 1, 2025 to September 30, 2025, an enhanced ‘tag-along’ right of Ganfeng to include its interest along with a sale by the Company of its interest in PPG, and to realize a portion of the consideration that would otherwise be payable to the Company upon such sale in addition to the equivalent proportionate consideration payable for the interest of Ganfeng (after such period the “tag along right” will survive but will only include the proportionate consideration).

Completion of the Pastos Grandes Transaction is expected in the second quarter of 2024 subject to satisfaction of certain conditions, including regulatory approvals of the People’s Republic of China and settlement of the shareholders agreement and other applicable transaction agreements.

The Company also announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024. The development plan will include significant technical collaboration to explore the best technologies, including direct lithium extraction (DLE) technology to complement the existing conventional solar evaporation process. The Company and Ganfeng have conducted significant early works studies at the Pastos Grandes Project and Ganfeng’s adjacent Pozuelos-Pastos Grandes project, respectively. As a result, there is a rich data set that can be used by Ganfeng, with the support of the Company to produce a comprehensive development plan. The Company also continues to investigate measures by which it can leverage the Company’s experience and learnings from development of the Caucharí-Olaroz Project.

The offtake rights for the Pastos Grandes Project remain uncommitted, which will allow the Company to explore opportunities to bring in new customers and financing to accelerate and support development of the global lithium chemical supply chain.

See also “Description of the Business – Risk Factors –– Risks Related to the Pastos Grandes Transaction”.

Annual Information Form 2023

Detailed Property Description

Technical Information

The information contained in this section has been derived from the Pastos Grandes TR, is subject to certain assumptions, qualifications and procedures described in the Pastos Grandes TR, some of which are not fully described herein, and is qualified in its entirety by the full text of the Pastos Grandes TR. More detailed scientific and technical information on the Pastos Grandes Project can be found in the Pastos Grandes TR that was filed with the securities regulatory authorities in each of the provinces and territories of Canada. The Pastos Grandes TR has an effective date of April 30, 2023, and was prepared by Frederik Reidel, CPG, of Atacama Water, who is a “qualified person” for the purposes of NI 43-101. Reference should be made to the full text of the Pastos Grandes TR, which is available for viewing under the Company’s profile on SEDAR+ at www.sedarplus.com. All capitalized terms used in the disclosure below that are not otherwise defined shall have the meanings ascribed thereto in the Pastos Grandes TR.

Property Description and Location

The Company acquired the Pastos Grandes Project from Millennial Lithium in January 2022. The Company subsequently acquired additional mining concessions (LAC Norte and Sur) during 2022.

The Company completed the acquisition of all the shares of Arena in April 2023. Arena owns 65% of the Sal de la Puna Project through a joint venture interest in Sal de la Puna Holdings Ltd., the 100% owner of the Argentine subsidiary, Puna Argentina S.A.U., the owner of the claims forming part of the Sal del la Puna Project. The remaining 35% of Sal de la Puna Holdings Ltd. is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. The mineral resource estimate presented herein does not include any resources on the Sal de la Puna properties. In connection with the Pastos Grandes Transaction, the Company announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024.

The Pastos Grandes Project is situated within the Department of Los Andes, approximately 10 km south of the village of Santa Rosa de Los Pastos Grandes, and 130 km west of the city of Salta, the capital of the Salta Province in Argentina. The center point of the Pastos Grandes Project is situated at approximately 3,428,966 mE, 7,283,194 mN (POSGAR 04 / Argentina zone 3). The Pastos Grandes Project encompasses a surface area of more than 24,000 hectares in the hydrographic basin of “Salar de Pastos Grandes” (“Salar de Pastos Grandes”) at an elevation of roughly 3,785 masl.

The Pastos Grandes Project site is situated near Highway 129 which connects 40 km north with Highway 51. Highway 51 traverses from Salta to the international border with Chile at the Sico Pass and connects further west to the major mining center of Calama, as well as the ports of Antofagasta and Mejillones in northern Chile. Both ports are major transportation hubs for the importation of mining equipment and the exportation of mineral commodities.

Annual Information Form 2023

Mineral Tenure

Argentine Tenure Regime

The Argentine mining regulations recognize two types of tenements. Cateos, also known as Exploration Permits, grant permission to explore the tenement for a period that is proportional to its size. The other type of tenement is known as “Mines” or “Claims”. This kind of permit grants authorization to exploit the tenement, subject to regulatory environmental approval. These licences have no time limit, provided that the property holder fulfils their obligations under the Mining Code. These obligations include:

▪
Paying the annual rent (canon);
▪
Completing a survey of the property boundaries;
▪
Submitting a mining investment plan; and
▪
Meeting the minimum investment commitment.

The mining concessions comprising the Pastos Grandes Project (the “Pastos Grandes Properties”) are registered as “Mines” under the file numbers listed in the table below in the Department of Los Andes (Salta Province). The properties the Company recently acquired through the acquisition of Arena are not included in this list.

Through its 100% percent ownership of PPG (which ownership interest is subject to the Pastos Grandes Transaction; see “– Recent Developments”), the Company controls the Pastos Grandes Properties. There are no known obstacles to PPG maintaining ownership on these titles, with the caveat (i) on those areas that were claimed by multiple parties that a lottery may be held, and that area be awarded to a third party (Title 37). All patent (canon) payments are up to date on all those claims where the patent is due. All claims are free from any evidence of mortgages, encumbrances, prohibitions, interdictions, or litigation.

Mining Tenements of the Pastos Grandes Project

PROYECTO PASTOS GRANDES S.A.
Salta	Loc	Name	File Nº	Granted Area	Under Application	Royalties
1	PG	El Milagro	17588	99		1,5% Gross
2	PG	Neptali II	18403	165		1,5% Gross
3	PG	Norte Argentino	18550	356		1,5% Gross
4	PG	Jorge Eduardo	18693	599		1,5% Gross
5	PG	Aguamarga 15	19097	1,298.00		-
6	PG	TabaPG	20016	317		-
7	PG	Papadopulos LXXIV	20247	3,038.00		-
8	PG	REMSA Investigation Area	22765			-
9	PG	Ignacio	17606	500.05		-
10	PG	Ignacio IV	17630	1,026.84		-
11	PG	Daniel Ramon	18571	1,833.48		-
12	PG	Aguamarga 10	19092	3,087.28		-
13	PG	Nueva Sijesyta 01	23736	109.4423		-
14	PG	Papadopulos XXXII	19667	300		-
15	PG	Easement - Ponds (L_U)	23763		935.56	-

Annual Information Form 2023

PROYECTO PASTOS GRANDES S.A.
Salta	Loc	Name	File Nº	Granted Area	Under Application	Royalties
16	PG	Easement - Ponds (A)	23764		486.07	-
	PG	Easement - Ponds (B)	23764		264.36	-
	PG	Easement - Ponds (C)	23764		459.16	-
	PG	Easement - Camp (D)	23764		91.38	-
17	PG	Easement - Ponds (Tar)	23765		83.58	-
18	PG	Easement - Water (A)	23767		7.85	-
	PG	Easement - Water (B)	23767		57.11	-
	PG	Easement - Water (A)	23767		64.27	-
	PG	Easement - Water (B)	23767		60.67	-
	PG	Easement - Water (A)	23767		23.63	-
19	PG	Easement - Road (A)	23768			-
	PG	Easement - Road(B)	23768			-
20	POC	Easement - Storage (Pocitos)	24186		10.00	-
21	PG	Easement - Gas Pipeline	24423			-
22	PG	Easement - Road	20277			-
23	PG	Easement - Brine Duct 01	723917			-
24	PG	Easement - Brine Duct /Pil. Plant 02	723921			-
25	PG	Easement - Ponds 03	723923		422.53	-
26	PG	Easement - Brine Duct /Camp 04	723927		24.11	-
27	PG	PPG 01	24231		968.66	-
28	PG	PPG 02	24255		3,317.50	-
29	POZ	PPG 03	24256		394.80	-
30	PG	Quarry - Agregates - Corral Colorado	24333		50.00	-
31	PG	PPG 04	734830		94.00	-
32	PG	Easement - Brine Duct	740242			-
33	PG	Easement - Brine Duct	740243			-
34	PG	Easement - Ponds (Cas)	741366		100.00	-
35	PG	PPG 05 (Ulx)	741363		245.80	-
36	POZ	Amancay VIII	748926		1,447.56
37	PG	Centenario 208	20259		1,411.25	-

Note:

(1)
Tenement coordinates are given in the Argentine coordinate system which uses the Gauss Krueger Transverse Mercator projection and the Argentine Posgar 94 datum.

Annual Information Form 2023

The following considerations regarding the status of the mining titles follow the sequence in the table above.

1.
Titles 01 to 04: the files are fully owned by PPG and in good standing. PPG owns 100% interest in these core properties in Salta Province, Argentina. The Pastos Grandes Property mineral rights, acquired from Mr. Moreno and Mrs. Salas, are subject to a royalty due to the vendors equal to 1.5% of the gross annual sales of lithium from the project, which PPG had the option to purchase for US$3,000,000 until October 6, 2019, but did not exercise.
2.
Titles 05 to 07: the files are fully owned by PPG and in good standing. PPG acquired these additional, contiguous mining licences of 4,653 hectares from the Rojas family-controlled company, Argentina Mining S.A.
3.
Title 08: this is the file started by REMSA (defined below) in which the tender process for the REMSA area was conducted. This file reflects all the events of the tender which concluded in the signing of an agreement with REMSA aiming at the acquisition and exploration of the area comprised in this file. In August 2017, PPG successfully participated in the tender process and was awarded the opportunity to acquire 2,492 hectares of claims (the “Additional Property”) from the Salta Provincial Energy and Mining Company (“REMSA”). In December 2017, PPG entered into a definitive agreement (“Final Agreement”) with REMSA. On May 29, 2020, PPG and REMSA signed the Closing Deed, in which REMSA confirmed that PPG had strictly complied with each and every one of the obligations derived from the Contract and the 1st and 2nd Addendum Agreements, not having any claim against PPG, and that, consequently, once the remaining Payments were made, the contractual relationship that united them would be extinguished, thus extinguishing all the obligations of PPG towards REMSA. Final payment was executed on June 1, 2020, issuing REMSA a receipt for it on June 2, 2020. The Additional Property is strategically located contiguous to PPG’s current claims.

As per the Final Agreement, PPG’s commitment to REMSA for the Additional Property included the following:

(i)
a stage 1 spending commitment of US$15.54 million to maintain its interests and rights in the Additional Properties within twelve months of obtaining the Environmental Impact Report (obtained April 2018). This spending commitment was exceeded within the time frame stipulated in the Final Agreement;
(ii)
a guarantee for the US$1.55 million required bond (obtained); and
(iii)
US$3,000 per hectare for a total purchase price of US$7,476,150 to be paid as:
a.
an initial payment of US$1,869,038 to REMSA (C$2,362,153 paid); and
b.
payments of US$1,869,038 to REMSA on each of the first (C$2,522,864 paid), second, and third anniversary of the signing date of the Final Agreement. On December 18, 2019, REMSA agreed to suspend the terms of the agreement until five mining licences were registered to PPG. The five licences were registered with PPG in June 2020; as such, PPG paid the remaining US$3,738,076 (C$5,019,862) upon registration of the licences.

To secure a guarantee for the US$1.55 million bond required for the stage 1 spending commitment per the terms of the Final Agreement, PPG entered into an insurance contract in August 2017, which was renewed in August 2018 for an annual premium of approximately US$7,800 (C$10,365), and provided a guarantee to the insurance company over a bank deposit in the amount of US$300,000 (C$398,671), which was included in restricted cash. Having fulfilled the spending commitments, the US$300,000 deposit was returned to PPG in December 2019.

Annual Information Form 2023

With PPG having completed all its obligations under the Final Agreement, the same was mutually terminated between PPG SA and REMSA on 29, May 2020.

4.
Titles 09 to 13: these claims were filed within the REMSA area, which contained vacant mines and free areas. The award of the area on title 08 gave PPG a priority right to claim those vacant mines and free areas. As a result, titles 09 to 13 were claimed by PPG. All these titles have been fully granted to PPG.
5.
Title 14: PPG secured an additional 300 hectares of core salar mining rights at Pastos Grandes. Mining rights to the central salar property, Papadopulos XXXII are contiguous to PPG’s holdings, and were fully granted by the Provincial mining authority, the Mining Court of Salta, to PPG.
6.
Titles 15 to 26 and 32 to 34: these easements were claimed to obtain (i) surface usage rights on areas beyond the boundaries of PPG’s claims and (ii) as well within PPG’s mining concessions. In the case of Title 20, it was claimed in order to secure a stocking area next to the railway station in Pocitos. Even though PPG’s mining concessions legally grant PPG priority to the use of the surface, a discussion with a potential claimant of easements within PPG’s concessions wanted to be avoided. The easements are currently in the process of being granted. There is a possibility that those easements claimed on the surface of mining concessions that belong to third parties might be challenged by those third parties, since the Mining Court will notify them of the existence of PPG’s claims. These notifications will open, if a challenge arises, a formal round of negotiations supervised by the Court, after which the Court will rule whether it grants the easement to PPG or not.
7.
Titles 27 to 31: these claims were filed upon the liberation of these areas by the Mining Court. These are adjacent to the Pastos Grandes Project and awaiting the granting in full by the Mining Court. In the case of Title 30, it was claimed to secure the provision of aggregates during the construction and production stages of the Pastos Grandes Project.
8.
Title 35: this mine was filled overlapping a camp easement that belongs to Ulex and a water easement that belongs to Borax, both borates companies, aiming to obtain the mineral rights under the surface, without disturbance to Ulex’s nor Borax’s operations. The Court has notified the companies of PPG’s claims. PPG has not received to date notice of any submission made by these two companies. In case of opposition to our claim, the Court may notify a hearing to all parties in order to negotiate, or it could plainly reject PPG’s claim.
9.
Title 36: this claim was acquired from Mr. Castañeda on August 2, 2022, pursuant to an agreement which provides for the following instalments:

Annual Information Form 2023

	DATE	USD	DUE
1	Signing	US$250,000	02/08/2022
2	4 Months	US$125,000	02/12/2022
3	4 Months	US$125,000	02/12/2022
4	8 Months	US$250,000	02/04/2023
5	12 Months	US$250,000	02/08/2023
	Total	US$1,000,000

Instalments 3, 4 and 5 are subject to the condition that a deed of transfer from Mrs. Romero to Mr. Castañeda is registered on title at the Court. This registration took place on February 9, 2023. Following this transfer, PPG is starting the process to sign the deed and have the title registered to it. This title is in a very early stage of the process, awaiting its full granting by the Court.

10.
Title 37: this claim was filed upon the liberation of this area by the Mining Court. Many claimants filled for this area on the same date and time as PPG. Consequently, the Court will eventually notice all claimants to a hearing where a lottery of the area will be conducted, and the area awarded to the drafted claimant.

Royalties

In addition to certain royalties mentioned above, the Argentine federal government regulates ownership of mineral resources, although mineral properties are administered by the provinces. In 1993 the federal government established a limit of 3% on mining royalties to be paid to the provinces as a percentage of the “pit head” value of extracted minerals. ANG is expecting a 3% royalty payable to the Salta Province based on earnings before income tax if a brine mining operation is established.

History

Borate mining has taken place in the general vicinity of Salar de Pastos Grandes since the early 1960s. Borax Argentina, recently divested by Allkem, extracts colemanite, hydroboracite, and ulexite from the Sijes Formation located on tenements situated on the southern and eastern edges of the Pastos Grandes basin. These minerals are processed at the Sijes borates plant.

In 1979, DGFM (a state-owned Argentine arms manufacturer) conducted a lithium exploration program that covered several salars in north-western Argentina, including Salar de Pastos Grandes. The exploration included surface mapping and sampling of six brine samples from surface, eight from hand-dug pits, and four from streams around the Salar de Pastos Grandes. The sampling campaign found lithium and potassium concentration anomalies with average values of 384 parts per million (ppm) Li and 4,066 ppm K for the pit samples, and 327 ppm Li and 3,518 ppm K for the surface samples. The stream samples reported lithium concentration below detection limits.

In 1987 ULEX began borate production at the Sol de Mañana Mine in the south-eastern portion of the Salar near the Rio Sijes reaching a production of near 1,000 tonnes of colemanitehydroboracite- ulexite per year (Hains et al., 2018). Tramo SRL has mined borates (colemanite) at the Quebracho property on the southern border of Salar de Pastos Grandes and common salt (halite, NaCl) on the salar’s surface since 2006. Other smaller mining companies have also carried out salt exploitation over various properties in the Salar.

Annual Information Form 2023

During 2011 and 2012, Eramet through its subsidiary Eramine carried out exploration activities in the Salar de Pastos Grandes including geophysical surveys (VES, TEM and CSAMT campaigns, all as defined below), drilling (exploration and production wells to maximum depth of 160 m), testing, and geochemical sampling. This work has been referred to as the Stage One of investigation of the Pastos Grandes Project and identified a lithium-enriched brine aquifer with lithium concentrations ranging between 330-560 mg/L and a ratio Mg:Li of between 5.35 – 7.87.

LSC Lithium undertook an exploration program between 2016 and 2018 focused on the western and central portion of Salar de Pastos Grandes with a reported mineral resource estimate in 2018 of Measured and Indicated resources of 344 kt Li and of Inferred Resources of 58kt Li.

Millennial Lithium conducted an extensive program of field work across the Salar de Pastos Grandes from 2016 to 2021 known as the Stage Two and Three investigations of the Pastos Grandes Project. These programs delineated Measured and Indicated resources of 4,120 Kt of LCE (Montgomery & Associates 2019). A positive NI 43-101 Feasibility Study (FS) was completed (Worley 2019) for a 24 KTPY battery lithium carbonate production plant with a 40-year mine-life using conventional lithium processing technology based on 943 Kt of proven and probable Mineral Reserves. In January of 2022, the Company completed the acquisition of Millennial Lithium including the Pastos Grandes Project. The Company is not treating the mineral reserve estimate as a current mineral reserve estimate and no qualified person has done sufficient work to classify this historical mineral reserve estimate as a current mineral reserve. While the mineral reserve estimate was reported in accordance with CIM categories, the qualified person is unable to verify the relevance and reliability of the estimate at this time. The Company is currently carrying out additional works, engineering and other optimization studies. In addition, in connection with the Pastos Grandes Transaction, the Company announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024.

Centaur carried out lithium exploration activities on the ‘Alma Fuerte’ mining claim of its Sal de la Puna Project immediate to the south and east of the Company mining claims during 2018/2019. This program included drilling of three boreholes including a pumping well to around 600 m depth, pumping tests, and seismic & TEM geophysical surveys. On October 19, 2021, Arena announced the results of the maiden mineral resource estimate (effective as of September 9, 2021) conducted on its Sal de la Puna Project. An Inferred mineral resource of 560,000 t LCE was defined on the Almafuerte property. The resource estimate utilised ordinary kriging for estimation of the lithium and other element concentrations. The porosity model was developed using geological logs and inverse distance squared estimation of natural gamma log data from holes, which was used to constrain the distribution of an upper halite unit and a lower clastic sediment unit. The halite unit thickens to the east across the Almafuerte property and a hard boundary for porosity data was applied at the contact.

The block model was developed with dimensions of 500 x 500 x 20 m (E, N, RL respectively). The plan dimensions were chosen as they are around a third of the drill hole spacing, and the shorter vertical dimension was chosen to reflect downhole data spacing. The search criteria used for the brine assay ordinary kriging estimates consisted of 2,000, 4,000 and 7,000 m and 100, 100 and 300 m in the horizontal and vertical respectively between the first and third estimation passes.

Annual Information Form 2023

Sal de la Puna Project Lithium Resource

Volume Sediments (m3)	Specific Yield Porosity	Volume Brine (m3)	Brine litres	Li (mg/l)	K (mg/l)	Mg (mg/l)	B (mg/l)	grams lithium	Tonnes Li	Tonnes LCE
3,735,000,000	6.25%	230,000,000	230,000,000,000	460	3,894	2,490	619	1.058E+11	106,000	560,000

Geological Setting, Mineralization and Deposit Types

Regional Geology

Tectonic Context

The main lithium-containing region of South America is in the Puna Plateau of the central Andes. The Puna Plateau is approximately 2,000 km long, 300 km wide and has an average elevation of 3,700 masl. The eastern volcanic arc and centres have been active from the Miocene to the present and are the source of mineralized fluids throughout the plateau. The uplift of the Puna Plateau is the result of the crustal shortening that occurred in the Tertiary and magmatic accumulation.

The section of the Puna which developed in Argentina shows distinct features of the Altiplano than those seen in Bolivia and Peru. This zone can be divided into Southern Puna and Northern Puna according to their relative position with respect to the Olacapato lineament. This lineament corresponds to a regional megafracture on a WNW-ESE course that crosses other geological provinces of the Andean axis. The observed geological differentiation in the upper crust is a response to the deep segmentation of the subducted Nazca plate which would condition a different metallogenic development. The southern Puna is considered the plateau region associated with the volcanic arc developed between 24" and 27" S and the Northern Puna to the region between 24" and 22" S.

The volcanic arc limits the Puna hydrological basin to the west while the Eastern Cordillera limits this basin to the east. Towards the Puna Austral (Southern Puna), a combination of east-west striking volcanic chains with uplifted blocks caused by north-south striking reverse faults limit numerous hydrological sub-basins, with numerous and extensive salt flats covering their bases, frequently surrounded by important alluvial systems. Thick sections of Neogene strata (up to 5 km) are present within depositional basins, which contain evaporites (mainly halite, gypsum, and borates) and alluvial clastic material with smaller tuff horizons. Exposed Neogene strata is present along the margins of the salars due to reverse faulting or as intra-basin uplift within the salt flats.

Stratigraphy

The units that outcrop in the region correspond only to rocks of Ordovician and Cenozoic age. The Ordovician outcrops are represented by leptometamorphic shales and greywackes, green to grey, strongly folded and fractured that make up the Cordón de Copalayo, on the western flank of the depression, as well as its basement. Additionally, Ordovician plutonites and metamorphites assigned to the Oire Eruptive Complex are found in a conspicuous northern prolongation of the Oire ridge and on the eastern edge of the depression.

In strong angular unconformity and with an inclination towards the east, a thick sequence of tertiary continental sedimentary rocks developed which outcrop across the width of the basin (17 km), although in many cases without continuity. Based on chromatic and lithological differences, these tertiary sedimentary rocks can be subdivided into Fm Geste, Fm. Pozuelos and Fm. Sijes, components of what are called the Pastos Grandes Group. Alonso and Gutierrez (1986) identified the Fm. Singuel and separated it from the

Annual Information Form 2023

top originally assigned to the Fm. Sijes of this thick sequence of sparsely consolidated conglomerates with increasing gradation.

Structures

The dominant structures in the Puna trending N-S to NNE-SSW are generally compressional or transgressive in nature formed mainly during the Neogene. Other structures are lineaments of regional magnitude, transversal to the Andean strike with a northeast and northwest direction along with displacements that occur in the strike direction and changes in the orientation of the Neogene folds and faults as well aligned volcanic flows of Cretaceous, Miocene-Pliocene and Quaternary ages. Some of the transversal lineaments have a well-documented pre-Cenozoic history, such as the Calama-El Toro- Olacapato lineament. South of this lineament, the deepest levels of the crust are exposed in both the Puna and Calchaquenia suggesting that the pre-Neogene deformation was dominated by vertical movements, descending towards the north. In addition, immediately north of the lineament, the western edge of the Cretaceous rift basin undergoes a marked westward displacement.

Local Geology

Based on the lithological descriptions of the drill core and cuttings together with the interpretation of the available geophysical information and field observations five major geological units were defined and correlated, these units were incorporated into a 3-D geological model of the Pastos Grandes sub-basin. The geological units are described hereafter:

Fluvial/Alluvial Unit

The Fluvial/Alluvial Unit is characterized by a heterogeneous sequence of alluvial and fluvial sediments of variable texture, dominated by clastic sediments formed by gravel and sand that surround the Salar de Pastos Grandes. These fractions may present low proportions of fine sediments (sands or clays) which develop mainly along the northern and southern edges of the Salar de Pastos Grandes, prograding in depth towards the center, to interdigitate with finer silt sediments formed by clay and sandy clays from the Central Clastics Unit.

Upper Clay Unit (Balance Lila Formation)

Formed by a superficial sequence of clays with a wide distribution in the center-south of the basin, as well as in the western margins where, according to field observations, it occurs in outcrop. This clay dominated unit intercalates with layers of evaporites, halites and borates, while in the bibliography travertine and tuff horizons were also described.

Saline/Lacustrine Unit

Immediately below the Blanca Lila Fm and in the north-central sector from the surface, a thick halite sequence is recognized. This Unit is characterized by a massive and compact halite body with the presence of interstitial clastic material and occasional intercalations of finer levels of clay. The average thickness of this Unit is ranges between 200 m and 300 m, reaching maximum thicknesses of 700 m in the central- eastern sector of the basin, which is interpreted as an ancient depocenter.

Central Clastic Unit

This Unit consists of clay and clayey sands and occurs within the central sector of the basin underneath the halite deposits. This Unit is poorly characterized due to limited and low quality borehole information, but seems to represent a distal sector of an alluvial fan and its interaction with marginal lacustrine deposits of

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the Salar de Pastos Grandes. Additional core drilling is planned during 2023 to improve the hydrogeological characterization of this Unit.

Base Breccia/Gravels Unit

Based on Millennial Lithium’s lithological description, a sedimentary breccia unit of coarse fragments of silicified conglomerate and ignimbrites was recognized in borehole PGMW19-21. This Unit corresponds to intermixed levels of sand and gravel with a thickness of 200 m on the western edge of the basin and deepening towards the north-central limit of the model where due to limited information its thickness becomes uncertain.

Mineralization

The brines from Pastos Grandes are solutions saturated in sodium chloride with an average concentration of total dissolved solids (“TDS”) of 302 g/L and an average density of 1.19 g/cm3. The other components present in the Pastos Grandes brine are K, Li, Mg, SO4, Cl and B with relatively low Ca. The brine can be classified as a sulphate-chloride type with anomalous lithium. Lithium concentrations in Salar de Pastos Grandes have an average value of 392 mg/L, with some samples reaching up to 700 mg/L.

The table below shows a breakdown of the principal chemical constituents in the Pastos Grandes brine including maximum, average, and minimum values, based on 605 primary brine samples collected between 2017 and 2022.

Maximum, average and minimum elemental concentrations of the Pastos Grandes brine

	B	Ca	Cl	Li	Mg	K	Na	SO4	Density
Units	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	g/cm3
Maximum	938,00	1707	196.869	701.00	5.130	6.660	130.032	13.998	1.22
Average	557,62	821	169.838	391,76	2.257	3.733	102.381	7.547	1.19
Minimum	20,20	11,00	116,00	8,75	23,20	18,00	196,00	12,00	1,00

Brine quality is evaluated through the relationship of the elements of commercial interest, such as lithium and potassium, with those components that constitute impurities, such as Mg, Ca and SO4.

The calculated ratios for the averaged chemical composition are presented in the table below.

Average values (g/L) of key components and ratios for the Pastos Grandes brine

K	Li	Mg	Ca	SO4	B	Mg/Li	K/Li
3,730	390	2,260	820	7,550	560	5.76	9.53

Hydrogeology

Salar de Pastos Grandes is a mature salt flat with a well-developed halite crust. In the central portion of the salar, the crust can reach a thickness of several hundred meters with a thin clay layer that is constantly being generated through evaporation in the shallower beds. The Salar de Pastos Grandes is the lowest topographic point in the Pastos Grandes Basin. The salt flat itself is surrounded by alluvial fans which drain into the Salar de Pastos Grandes and tertiary rocks that may act as impermeable boundaries, although further hydrogeological characterization work of the Tertiary is recommended. The surface of the Salar de

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Pastos Grandes in the north is composed of mainly chloride facies (halite crust) with active evaporation occurring since the brine level occurs within 5 cm from the surface. The Salar de Pastos Grandes surface in the south is covered by the Blanca Lila Fm with an average thickness of 3 m. Depth to brine in the southern part of the Salar de Pastos Grandes is between 3 m and to 4 m, below the evaporation extinction depth that is estimated around 2.5 m.

Based on the interpretation of drilling and testing work in the basin, four hydrogeological units have been identified and are described below:

1.
UH-1 Fine Grained Shallow Deposits: These sediments belong to the Blanca Lila formation and are in conformity with the underlying Saline Lacustrine Unit, reaching a maximum thickness of 30 m in the northeast of the Salar de Pastos Grandes. Because of the fine texture, permeability and storage properties for this Unit are estimated to be low with a hydraulic conductivity (K) ranging between 0.1 – 0.01 m/d, a specific storage (Ss) of 1x10-6 1/m and drainable porosity below 2%. Geophysics and field sampling suggests that this Unit is saturated with brine inside the Salar de Pastos Grandes and with brackish water around the margins.
2.
UH-2 Evaporitic Deposits: Massive evaporitic unit intercalated with lenses of fine-grained sediments that can have a thickness up to 700 m. This relatively homogeneous Unit includes the saline lacustrine material that forms the surface of the salar nucleus and is overlain by the Blanca Lila Fm (UH-1) in the south. Based on drilling and testing results this Unit has a relatively low permeability and could limit hydraulic connectivity between the upper and deeper hydrogeological units in the basin. The hydraulic conductivity of this Unit is estimated to be lower than 0.01 m/d, the specific storage is estimated to be near 10-6 1/m and the specific yield could reach 4%. Geophysics and field sampling suggests that this Unit is saturated with brine.
3.
UH-3 Alluvial and Colluvial Deposits: This hydrogeological unit includes the alluvial fans identified at the margins of the Salar de Pastos Grandes which are composed of unconsolidated gravels and sand. This Unit overlies and is in lateral contact with UH-2 and locally interfingers with UH-4. The hydraulic conductivity ranges between 30 m/d and 50 m/d. The average drainable porosity is 14%. Groundwater flow in the Alluvial and Colluvial Deposits is generally unconfined; however, locally semi-confined to confined flow conditions occur where this unit is overlain by UH-1 and UH-2. The unit hosts freshwater resources in the alluvial fans on higher ground above the margin of the Salar de Pastos Grandes and significant brine resources in the southern portion of the salar where it is partially overlain by UH-1.
4.
UH-4 Lower Deposits: Overlaying basement rock, this hydrogeological unit includes the Central Clastics and Base Gravels. It is composed of sandy gravels with a high fraction of fine material in a sedimentary matrix and some clayey to silty lenses that decrease the bulk vertical hydraulic conductivity. This unit is constrained to the central portion of the basin, underlies UH-2, and is in lateral contact with the unconsolidated deposits of UH-3. The hydraulic conductivity of this unit is estimated to range between 0.1 – 1 m/d, the specific storage at 10-6 1/m, and the drainable porosity near 8%. This unit forms part of the confined lower brine aquifer from which future brine production will likely not affect the freshwater resources hosted in the alluvial system due to the overlying low-permeability halite unit.

Exploration

Various exploration programs were completed in Salar de Pastos Grandes between 2011 and 2021 by various owners prior to the Company.

Surface brine sampling

In 2011, Eramet took a total of nine samples from shallow hand-dug auger holes within the eastern section of the Salar de Pastos Grandes and the wetlands. Three brine samples toward the west of the Salar de

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Pastos Grandes had lithium concentrations near 600 mg/L and potassium concentrations near 7,000 mg/L while samples at the centre of the Salar de Pastos Grandes had lithium and potassium concentrations near 200 and 2,000 mg/L, respectively. LSC completed a second surface sampling program in 2016 which included 11 sampling sites (shallow brine bodies and hand dug pits) with similar results as Eramet in 2011. The results of the brine chemistry analysis of these samples were not used in this current resource estimate due to the uncertainty related with the quality of the sampling protocols.

Geophysical studies

Eramet (2011-2013)

Eramine carried out a TEM, VES, and CSAMT surveys in Salar de Pastos Grandes between 2011 and 2013. No information is available for the TEM survey. The objectives of these surveys were to map the occurrence of brine versus freshwater, and the distribution and relative continuity of lithological units.

Millennial exploration (2017 – 2019)

VES survey (2017)

Millennial Lithium conducted a VES survey in 2017 focused on the alluvial deposits in the northern portions of the Salar de Pastos Grandes. This study included 10 VES stations which were interpreted into 3 vertical sections to map the saline interphase, identify potential brine resources in the north, and help define new exploration drilling sites.

Seismic survey (2018 - 2019)

Millennial Lithium carried out a two-phase seismic investigation program during 2018-2019 to help refine the understanding of the lithology in the Salar de Pastos Grandes and help define new exploration targets. The seismic tomography survey provided valuable information on the vertical distinction and lateral continuity of lithological layers. Additionally, several structures were interpreted, especially in the north to south profile, suggesting north to northwest dipping beds.

Downhole temperature and electrical conductivity surveys

Down-hole electrical conductivity profiling was conducted in boreholes PGMW16-02, PGMW17-04b, PGMW17-05c, PGMW17-07d, and PGMW17-11 which were completed with 2-inch diameter PVC casing on completion of drilling. Temperature and electrical conductivity were recorded at 3 m intervals using an In-Situ brand Aquatroll 100 downhole probe and brine samples were taken to measure laboratory density.

The results showed a reasonably good correlation between the Aquatroll specific conductivity and the laboratory density measurements on the depth-specific samples.

LSC exploration (2017 – 2018)

VES survey (2017b)

LSC Lithium carried out a VES study in 2017 to map lithology and the freshwater/ brine interface. The survey consisted of 13 soundings. The results of this survey identified five geoelectrical units: 1) conductive gravels and sands; 2) a semi-conductive fine grained unit (silt and clays and/or halite gypsum and borates), probably related to the Blanca Lila Fm; 3) a highly conductive zone of evaporates and mixed halite/clastics saturated with brine; 4) a more resistive layer representing again the Blanca Lila Fm or other Tertiary

Annual Information Form 2023

sequences and; 5) a resistive zone interpreted as the hydrogeological basement composed of thick clastic facies (conglomerates) and/or facies of volcanic rocks (andesites).

Seismic survey (2018)

LSC undertook a seismic tomography survey consisting of six lines for a total of 15 km. The interpretation of the results of this survey was based on a combination of literature values, regional geological information and specific correlation to boreholes SPG-2017-02B and SPG-2017-04A and is summarized below.

To the west of the Salar de Pastos Grandes seven seismic units were identified without structure to a depth of 600 m: 1) dry alluvial deposits; 2) halite crust; 3) saturated sand, clay and/or organic material; 4) crystalline halite; 5) saturated sand, clay and/or organic material; 6) gravels and 7) breccia.

To the center and east of the Salar de Pastos Grandes 11 seismic units were identified without structure to a depth of 600 m, from top to bottom: 1) dry to partially saturated sediments and alluvial material (saturated sand, clay and/or organic material); 2) halite crust; 3) saturated sand, clay and/or organic material; 4) halite with scarce matrix; 5) halite with abundant matrix; 6) halite with scarce matrix; 7) sand; 8) alternation of halite and sand bands; 9) gravel, sand and/or clay; 10) halite with interbedded sand; 11) gravel and/or sand.

Centaur/Arena exploration (2018 – 2022)

TEM survey (2018)

Centaur conducted several TEM surveys to evaluate the presence of brine beyond the margins of the Salar de Pastos Grandes in the Corral Colorado river valley, the Sijes subbasin, and in the southern portion of the salar. The TEM lines in the north and east confirmed the existence of a deeper conductive anomaly associated with brine and the overlaying freshwater hosted in the alluvial sediments. The southern lines over the Blanca Lila Fm showed a conductive unit close to the surface interpreted as the halite unit saturated with brine, based on drilling.

Passive seismic survey (2019)

A passive seismic survey was conducted by Centaur in 2019 to map basement and confirm interpreted fractures to the south and east of the Salar de Pastos Grandes. This study consisted of 78 stations arranged in 10 east-west orientated lines (see figure directly above). The survey did not consistently identify basement rocks due to depth and the poor seismic contrast between the massive halite body and basement rocks.

TEM survey (2022a)

Arena carried out a TEM survey during 2022 along the eastern boundary of the Salar de Pastos Grandes to refine the delineation of the overburden and hydrogeological basement, and to further investigate the freshwater/brine interface in this portion of the Salar de Pastos Grandes based on Centaur’s 2018 survey. The survey helped identify the limit between the unconsolidated sediments and basement rock. These results and interpretations were correlated to lithological information of boreholes DD-01, DD-02 and DD-03.

Company exploration (2022)

ERT survey (2022 b)

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The Company conducted an ERT survey to refine the delineation of freshwater resources suitable for industrial water supply in the alluvial deposits in the north-eastern portion of the Pastos Grandes Project. The survey consisted of 12 lines with a vertical maximum resolution of 160 m - 200 m.

Three geoelectrical units were identified 1) fine grained sediments with abundant interstitial clay and saturated with brine of high electrical conductivity; 2) fine to coarse grained sediments saturated with water; and 3) medium to coarse grained sediments partially or not saturated.

Drilling

Three drilling campaigns have been carried out since 2011. Eramet conducted the first exploration program in 2011 including 11 shallow exploration boreholes (SW series), two diamond drill holes (DW01PGDDH and DW02PGDDH), four shallow exploration holes completed with 6-inch diameter casing (PMP series), and three exploration wells of varying depths completed with 6-inch diameter casing (DW03PG, DW04PG, DW05PG). Detailed information of these boreholes has not been published and is mostly unavailable, although maximum depths reached at this stage rarely exceeded 100 m. The second and third campaign conducted by Millennial Lithium included 32 brine exploration boreholes (PGMW16-01 through PGMW19-22), 6 freshwater exploration wells (PGWW18-01 to PGWW19-06) and 4 brine production wells (PGPW16-01 to PGPW18-17) with drilling depths of up to 600 m. Most of the monitoring wells were completed as piezometers with 2-inch diameter PVC slotted casing, while production wells were constructed with 6 to 8- inch diameter screened casing.

Arena and Centaur carried out drilling programs on the Sal de la Puna Project in between 2018 and 2022. These programs consisted of two diamond core holes (DD-01 and DD-02), five combination core /rotary holes (PP-01-2018, PP-02-2018 and R-01 through R-03), two production wells (PP-03-2019 and PW-1), and several piezometer installations.

The objectives of the drilling program can be broken down into three general categories:

1.
Exploration drilling to allow the estimation of “in-situ” brine resources: The drilling methods were selected to allow for 1) the collection of continuous cores to prepare “undisturbed” samples from specified depth intervals for laboratory porosity analyses and 2) the collection of depth- representative brine samples at specified intervals. Additional details of the sampling process can be found in the Pastos Grandes TR.
2.
Test well installations: 8 rotary holes (PGPW16-01 to PGPW18-17; PGWW18-01 to PGWW19- 03, and PW-1) which were drilled and completed as production wells to carry out pumping tests and additional selective brine sampling. Monitoring wells were installed adjacent to most of these production wells for use during the pumping tests as observation points.
3.
Pumping tests: Eight pumping tests have been completed in the Salar of Pastos Grandes. These tests included three short-term tests (PGWW18-02, PGWW19-02 and PGWW19-03), each lasting about one day and conducted on freshwater wells; three three-day tests conducted on brine wells (PGPW16-01, PGPW18-15 and PGPW18-17); and two long-term pumping tests (PGPW16-01 and PGPW17-04) with 23= and 30=day duration.

The table below provides summary information of the completed boreholes from 2016-2022.

Annual Information Form 2023

Summary boreholes information

Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Completion
							Diameter (inches)	Screened interval (m)
PGMW16-01	3,429,218	7,283,662	3,775.60	190	DDH	2016	2”	8.6-91.7
PGMW16-01b	3,429,221	7,283,655	3,775.60	355	MR	2016	2”	0-283.6
PGMW16-02	3,427,731	7,283,257	3,785	400	DDH/MR	2016	2”	8.5-386.9
PGMW17-03	3,428,367	7,283,805	3,773.6	154	DDH	2017	-	-
PGMW17-04	3,427,853	7,280,921	3,789.80	245,5	DDH	2017	-	-
PGMW17-04b	3,427,849	7,280,949	3,786.90	564	DDH/MR	2017	2”	4.2-206.0
								211.6-389.4
								395.0-519.5
PGMW17-05	3,428,922	7,281,677	3,773.9	121	DDH	2017	-	-
PGMW17-05b	3,428,927	7,281,683	3,773.9	387	DDH	2017	-	-
PGMW17-05c	3,428,918	7,281,672	3,773.9	601	MR	2017	2”	14.2-180.6
								186.6-371
PGMW17-06	3,429,497	7,281,016	3,785	455	DDH/MR	2017	-	-
PGMW17-06b	3,429,497	7,281,016	3,785	424	MR	2017	-	-
PGMW17-06c	3,429,497	7,281,016	3,785	571	MR	2017	-	-
PGMW17-07	3,426,888	7,282,228	3,763.1	203,3	DDH	2017	-	-
PGMW17-07b	3,426,888	7,282,228	3,763.1	203,3	MR	2017	-	-
PGMW17-07c	3,426,888	7,282,228	3,763.1	412	DDH/MR	2017	-	-
PGMW17-07d	3,426,901	7,282,217	3,763.1	510	MR	2017	2”	12-17.95
								29.70-249.88
								261.64-499.73
PGMW17-08	3,429,941	7,281,596	3,785	425,5	DDH	2017	-	-
PGMW17-08b	3,429,941	7,281,596	3,785	446	MR	2017	-	-
PGMW17-09	3,428,156	7,283,107	3,785	595	DDH/MR	2017	2”	11.7-198.8
								204.7-397.3
								403.3-583.0
PGMW17-10	3,429,822	7,283,569	3,773.7	601	DDH/MR	2017	-	-
PGMW17-11	3,429,826	7,285,591	3,817.60	568	MR	2017	2”	278.95-546.66

Annual Information Form 2023

Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Completion
							Diameter (inches)	Screened interval (m)
PGMW18-12	3,428,224	7,280,087	3,787.70	554	MR	2018	2”	71.61-543.61
PGMW18-13	3,428,223	7,278,696	3,795.30	559	DDH/MR	2018	2”	82.49-314.85
								320.81-553.16
PGMW18-14	3,428,234	7,277,357	3,797.10	635	MR	2018	2”	70.79-313.69
								319.66-628.57
PGMW18-15	3,426,687	7,278,678	3,792.70	594	MR	2018	2”	74.23-321.96
								327.85-587.38
PGMW18-16	3,429,618	7,279,568	3,790.40	641	MR	2018	2”	73.19-321.38
								327.28-629.08
PGMW18-17	3,426,685	7,280,094	3,767.50	605	MR	2018	2”	17.63-129.24
								135.21-170.61
								200.43-306.32
								312.28-595.05
PGMW18-18	3,426,656	7,277,421	3,798.70	605	MR	2018	2”	8.35-273.46
PGMW18-19	3,429,083	7,280,529	3,787.70	602	MR	2018	-
PGMW18-20b	3,430,661	7,279,511	3,777.30	575	MR	2018	2”	0.40-64.79
								111.99-336.11
PGMW19-21	3,426,079	7,279,867	3,784.50	574,3	DDH/MR	2019	2”	26.15-285.16
								291.01-567.71
PGMW19-22	3,431,009	7,288,304	3,832.50	464,5	DDH/MR	2019	2”	37.8-363
PGPW16-01	3,429,204	7,283,655	3,775.60	351	MR	2016	6”	20-351
PGPW17-04	3,427,842	7,280,941	3,788.50	475	MR	2017	6”	113.37-464.31
PGPW18-15	3,426,687	7,278,707	3,792.70	610	MR	2018	6”	76.88-592.8
PGPW18-17	3,426,666	7,280,153	3,767.50	606	MR	2018	8”	50.43-594.4
PGWW18-01	3,428,857	7,286,244	3,781.20	42	MR	2018	6”	4-34
PGWW19-02	3,431,200	7,288,950	3,874.70	62	MR	2019	6”	29.53
PGWW19-03	3,431,279	7,287,953	3,821.70	62	MR	2019	6”	17-53
PGWW19-04	3,431,032	7,288,305	3,831.50	62	MR	2019	-	-
PGWW19-05	3,430,916	7,287,889	3,844	62	MR	2019	-	-

Annual Information Form 2023

Borehole	East (m)	North (m)	Elevation (masl)	TD (m)	Method	Year	Completion
							Diameter (inches)	Screened interval (m)
PGWW19-06	3,430,545	7,288,054	3,842.50	62	MR	2019	-	-
PP-01-2018	3,427,028	7,275,405	3,805,70	611	MR	2019	2”	No data
PP-02-2019	3,427,171	7,273,819	3,772,50	650	MR	2019	2”	No data
PP-03-2019	3,428,251	7,276,673	3,803,2	542	MR	2019	10”-212-8”	No data
DD-01	3,429,329	7,278,639	3,793,5	700	DDH	2022	2”	6m every 12m
DD-02	3,427,651	7,275,815	3,802,50	646	DDH	2022	2”	380-440
R-01	3,434,507	7,279,732	3,794,70	601	MR	2022	2”	497-515
R-02	3,435,359	7,283,016	3,813	411	DDH/MR	2022	2”	6m every 12m
R-03	3,435,050	7,288,856	3,836	617	MR	2022	2”	18m every 18m
PW-01	3,427,651	7,275,815	3,802,50	503	MR	2022	10”-200-8”	350-500

Hydraulic Testing

Millennial Lithium completed eight pumping tests between 2017 and 2019. These tests included three one-day tests on the freshwater wells; three three-day tests on brine wells; and two long-term pumping tests (23- and 30- day duration) also on brine wells.

Brine Well Pumping Tests

PGPW 16-01 (2017)

A 3-day pumping test was carried out on well PGPW16-01 at an average pumping rate of 27.7 L/s. The configuration of the test and its results are shown in the table immediately below. The production well is screened across the saline halite unit and the underlying brine aquifer. This test included four observation wells but only SW03PG-1 (without completion information) reacted to pumping. Drawdown and recovery data were interpreted, respectively with Cooper & Jacob (1946) and Theis (1935) recovery solutions leading to a hydraulic conductivity (K) estimate of about 3 m/d.

Summary of pumping test PGPW16-01 (2017)

PGPW16-01 (2017)
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW16-01	P	27.7	3	Mixed halite, sand, silt	224	9.04	C&J	1.100	4.91
							Theis Rec.	500	2.23
SW03PG-1	O			Mixed halite, sand, silt	#N/D	1.19	C&J	1.100	#N/D
							Theis Rec.	1	#N/D

Annual Information Form 2023

PGPW 17-04

A 23-day pumping test was completed on PGPW17-04 at a pumping rate of 15.23 L/s in 2019. The production well is screened across halite, sand, and silt; because of the low permeability of the halite it is believed that the drawdown response is mainly related to the unconsolidated clastic sediments beneath it. Drawdown data during the pumping stage was discarded due to an apparent non-related water level recovery observed during test. Therefore, only recovery data were adjusted to the Theis (1935) recovery solution, leading to a transmissivity estimate of 40 m2/d, or a hydraulic conductivity 0.12 m/d assuming a saturated thickness of 329 m. The configuration of the test and its results are shown in the table immediately below.

Summary of pumping test PGPW17-04

PGPW17-04
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW17-04	P	15.23	23	Mixed halite, sand, silt	329	57.11	Theis Rec.	40	0.12

PGPW 18-15

A pumping test (variable and constant rate, and recovery) was carried out in PGPW18-15 during April of 2019. The well was screened in the same lithological unit as PGPW-17-04. The configuration of this test and its results are shown in the table immediately below. Water levels during the test were also monitored in PGMW18-15. The hydraulic conductivity was estimated to range between 0.15 - 0.22 m/d.

Summary of pumping test PGPW18-15

PGPW18-15
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW18-15	P	24.1	3	Mixed halite, sand, silt	456	38.7	C&J	90	0.2
							Theis Rec.	70	0.15
PGMW18-15	O			Mixed halite, sand, silt	453	6.5	Theis	100	0.22

PGPW 18-17

A three-day pumping test was conducted on well PGPW18-17 well with an average pumping rate of 19.4 L/s. The configuration of the test and its results are shown in the table immediately below. Drawdown data was measured only in the pumping well and was adjusted to the Cooper and Jacob (1946) and Theis (1935) recovery solutions. The estimated hydraulic conductivity ranges between 0.17 – 0.22 m/d, which is consistent with previous results for the same lithologies in the Salar de Pastos Grandes.

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Summary of pumping test PGPW18-17

PGPW18-17
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW18-17	P	19.4	3	Mixed halite, sand, silt	589	30.31	C&J	130	0.22
							Theis Rec.	100	0.17

PGPW 16-01 (2019)

A 15-day pumping test was conducted on well PGPW16-01 at an average pumping rate of 23.2 L/s during Mau 2019. The results of this 2019 test are summarized in the table immediately below and are quite similar to the results of the 2017 test. Drawdown and recovery data were interpreted with the Theis (1935) recovery solution, leading to a hydraulic conductivity estimate of about 2 m/d.

Summary of pumping test PGPW16-01 (2019)

PGPW16-01 (2019)
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGPW16-01	P	23.2	15	Mixed halite, sand, silt	224	15.15	Theis Rec.	400	1.79

Pumping Tests Conducted in Freshwater Wells

PGWW18-01

A variable rate and a 1-day constant rate tests with an average flow rate of 0.85 L/s was carried out on well PGWW18-01 in May 2019. No hydraulic parameters could be obtained from this test because of the short test duration and the low pumping rate as shown in the table immediately below.

Summary of pumping test PGWW18-01

PGWW18-01
Well	Type	Q (L/s)	Duration (days)	Target lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Adjust	T (m2/d)	K (m/d)
PGWW18-01	P	0.85	1	Gravels and sands	10.96	5.13	-	-	-

PGWW 19-02

Well PGWW19-02 was pump tested in 2019 (a variable rate, a constant rate and a recovery). The layout of this test and results are shown in the table immediately below. Drawdown and recovery trends were adjusted with the Cooper and Jacob (1946) and Theis (1935) recovery solutions, respectively. Estimated hydraulic conductivity values ranged from 20 to 60 m/d which is considered reasonable for these types of coarse-grained unconsolidated sediments. The pumping test configuration didn’t include observation wells; therefore, no storage estimates could be obtained.

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Summary of pumping test PGWW19-02

PGWW19-02
Well	Typ e	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGWW19-02	P	24	0.8	Gravels and sands	15.5	5.32	C&J	1.6	66.67
							Theis Rec.	500	20.83

PGWW 19-03

A variable rate, constant rate test and recovery test were carried out on Well PGWW19-03. The layout of this test and main results are shown in the table immediately below. Drawdown and recovery trends were adjusted with the Cooper and Jacob (1946) and Theis (1935) recovery solutions, respectively. Estimated hydraulic conductivity ranges from 6 to 11 m/d, which is reasonable for this type of coarse-grained unconsolidated sediments with a higher fine fraction. The pumping test configuration didn’t include any observation wells; therefore, no storage estimates could be obtained from this test.

Summary of pumping test PGWW19-03

PGWW19-03
Well	Type	Q (L/s)	Duration (days)	Lithology	Minimum saturated thickness (m)	Maximum drawdown (m)	Fit	T (m2/d)	K (m/d)
PGWW19-03	P	3.41	1	Gravels and sands	36	3.46	C&J	250	6.94
							Theis Rec.	400	11.11

Sampling, Analysis and Data Verification

Millennial Lithium drainable porosity analysis (2016-2019)

Samples were obtained from ‘undisturbed’ core during the 2016-2019 Millennial Lithium drilling programs and analysed for drainable porosity by Corelabs in Houston, Texas. In addition, rotary drill cuttings were sent to GSA in Tucson, Arizona for repacking, triaxial testing, and drainable porosity analysis.

Both Corelabs and GSA offer advanced petrophysical and geological analysis and interpretation services for core samples. These laboratories operate in compliance with ISO 9001:2008 Certification ensuring that processes and procedures adhere to internationally recognized quality standards. The analytical procedures for determining drainable porosity for each laboratory are further described below.

1.
Corelabs drainable porosity analysis are based on centrifuge methodology and involve the following:
2.
38 mm (1.5-inch) diameter cylindrical plugs were cut from the sample material.
3.
Samples were frozen with dry ice to maintain their integrity, if required.
4.
Sample weight and thickness were measured.

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5.
The plugs were encapsulated in Teflon and nickel foil as required, and nickel screens were placed on the ends of the plugs. The encapsulated samples were then weighed.
6.
Bulk density was calculated as: (Mass of plug before encapsulation) / (Calliper bulk volume).
7.
The plugs were placed in brine and saturated under vacuum to ensure full saturation. Corelabs utilized a standard sodium chloride brine with a NaCl concentration of 244,000 ppm with a density of 1.184 gm/cm3.
8.
The weight of the saturated cores was recorded.
9.
The samples were desaturated in a high-speed centrifuge for 4 hours. Spin rates were calculated to provide a drainage pressure of 1 pound per square inch (psi) for poorly cemented or loose sands and 5 psi for clay and halite.
10.
The drainage was collected, and the volume was recorded. The effluent was saved for possible analysis. However, it should be noted that the fluid collected from these cores may not be representative of in situ brines if re-saturation with NaCl was required.
11.
Plugs were removed from the centrifuge and weight was recorded. Drained fluid volume was calculated as: (saturated plug weight - drained plug weight) /1.184. Drainable porosity was calculated as (Drained fluid volume) / (Calliper bulk volume).
12.
Total porosity was calculated after drying the samples for 5 days at 115.6 degrees Celsius to record dry weight.
13.
All weight loss is assumed to be water lost from pore space where volume of water loss is calculated as: ((Drained plug weight) – (Oven-dried plug weight))/ (Water density of 1 g/cc).
14.
Total porosity is calculated as ((Drained fluid volume) + (Oven drying fluid loss))/ (Calliper bulk volume).

GSA drainable porosity analysis procedures for repacked sediment samples include the following steps:

1.
All loose and sandy samples were packed into test cells with moderate effort without prior knowledge of bulk density or other consolidation tests. Additional repacking was performed on some samples with minimum and maximum effort to evaluate the effectiveness and variation of hand-packing at higher and lower densities. Bulk densities approximately 0.1 g/cm3 lower and higher than the initial density were achieved, respectively.
2.
The sandy material was packed into a stainless-steel ring in several small lifts. The weight and packing height of the first lift were used to guide the subsequent lifts to ensure consistent density packing. Scales were used to track the equipment, cell, and sample weights throughout the process, and the final packed and assembled core weight was recorded.
3.
Plastic air tubing, approximately 6 inches in length, was inserted into the top of each core to monitor saturation and prevent brine solution spillage. The cores were then assembled and saturated slowly from the bottom up using provided brine. A combination of gravity feed and vacuum suction was used to achieve the target saturation. If the target saturation could not be reached using gravity feed alone, vacuum suction was applied. The saturation process lasted for up to 24 hours. Once fully saturated, the cores were closed at the bottom with a hose clamp to prevent brine solution loss and disconnected from the saturation setup.
4.
Each cell assembly underwent three pressure steps after being transferred to a test rack. The first step, at 0 mbar pressure, lasted for 24 hours and was applied to remove excess saturation solution. To approximate the release of brine solution at 120 mbar and 1/3 bar of the brine

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solution, two sequential pressure steps were used at 120 mbar and 1/3 bar, respectively. The 120-mbar pressure step was maintained for 2 days, and the 1/3 bar was continued for another 2 to 4 days. Weight measurements were taken twice a day to determine the loss of brine solution over time. After the final step the cores were disassembled and samples were oven dried to determine total porosity following the procedure described in MOSA, 2002, Part 4 Ch. 2, 2.3.2.1.
5.
To estimate the brine solution release volumes at the 120 millibar and 1/3 bar pressure steps, the difference was calculated between the measured total porosity and the moisture retained after the pressure plate measurements as outlined in MOSA (2002), Part 4, Chapter 3, Section 3.3.3.5. The solution’s release volume obtained at 1/3 bar was regarded as an approximation of the maximum solution drainage that could occur under gravity or pumping conditions, and hence was used to determine the specific yield.
6.
After completing the tests, the estimated particle density and weight data from core samples at various pressure steps were entered into a spreadsheet. The spreadsheet was programmed to automatically calculate the salt weight left in the sample after drying, estimated porosity, and water content change. Furthermore, particle density was optimized during data processing by utilizing all prior test measurements and using a solver in Microsoft Excel. The laboratory report presented the calculated particle density for each sample.

Arena drainable porosity samples (2021-2022)

36 samples from the Arena 2021-2022 drilling program were sent to GSA for drainable porosity analysis. All samples were tested using the ‘Rapid Brine Release’ method to measure Sy and Pt. Brine release drainable porosity was measured at 120 mbar and 333 mbar of pressure, where:

▪
Brine release at 120 mbar represents drainable porosity from sand dominated sediments and rapid brine release from macropores.
▪
Brine release at 333 mbar represents the Sy for intermediate to finer texture sediments.

Brine release values at 120 mbar were provided for reference and 333 mbar values were presented as the estimated Sy (drainable porosity). A subset of paired samples representative of the range in lithology types were selected by AW and GSA for testing using the Relative Brine Release Capacity method by DBSA in Albuquerque, NM. The goals of the test work were to provide Sy and Pt values for each sample, summary statistics of Sy and Pt by lithological group, and to compare the Sy and Pt values derived for paired core samples using the RBR and RBRC methods.

The table immediately below lists the physical properties analyses carried out by GSA. In addition to the RBR testing, physical property tests were run by GSA to assist in lithologic characterization and interpretation of results including bulk density testing (ASTM D2937-17e2) on all RBR samples.

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Summary of laboratory tests conducted by GSA

Test Type	Sample Type and Number	Test Method	Testing Laboratory	Standard
Physical	36 core samples	Bulk density	GSA Laboratory (Tucson, AZ)	ASTM D2937-17e2
	36 core samples	Estimated Particle Density	GSA Laboratory (Tucson, AZ)	MOSA Part 4 Ch. 2, 2.2
Hydraulic	5 core samples	Relative Brine Release Capacity (RBRC)	DBS&A (Albuquerque, NM)	Stormont et. al., 2011
	36 core samples	Estimated Total Porosity	GSA Laboratory (Tucson, AZ)	MOSA Part 4 Ch. 2, 2.3.2.1
		Estimated Field Water Capacity		MOSA Part 4 Ch. 3, 3.3.3.2
		Rapid Brine Release (RBR)		Modified ASTM D6836-16
MOSA Part 4 Ch. 3, 3.3.3.5

Three packing methods were used to prepare RBR core samples:

1.
Stainless steel rings were pushed into intact sediment cores to preserve the structure and retain the original bulk density and porosity distribution in the sample.
2.
Sediment cores with loose sediment and/or disturbed samples were extruded, and voids were filled in using moderate packing effort to eliminate voids in the test samples.
3.
Most solid halite and/or rock cores were cut with a rock saw to fit GSA’s RBR test cells and then fit into a 6.35 cm diameter ring and sealed as discussed below.

RBR test cells were prepared by placing a pre-wetted micro-pore membrane (rated 1,200 mbar air entry value) into the bottom PVC cap. This membrane maintains a permeable saturated bottom boundary for solution flow and prevents air entry under the target air pressures applied during RBR testing. The PVC caps contain gaskets to create an air-tight test cell that maintains constant air pressure and allows continuous solution outflow through the membrane.

The RBR method is based on the moisture retention characteristic method using the Tempe cell design (Modified ASTM D6836-16), whereby Sy is determined by applying pressures equivalent to gravity drainage to the Test Cell and measuring the amount of brine solution released. Pt is also measured in the RBR method, and is equal to the sum of Sy and Sr.

Each saturated RBR test cell was transferred to a test rack for the pressure extraction procedure where no pressure was applied for one day to remove any excess brine solution due to core over-saturation. Two sequential pressure steps were used to approximate brine solution release at 120 mbar and 333 mbar of matric potential (MOSA Part 4 Ch. 3, 3.3.3.2).

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The 120-mbar pressure step was maintained for at least two days, and the 333-mbar pressure step was continued for another two to four days. Core assemblies were weighed prior to saturation, after saturation, and then two times daily to determine brine solution loss over time.

All samples were oven dried for three days at 60°C and one day at 105°C after the final step to determine the specific retention (Sr), dry bulk density, and Pt (MOSA Part 4 Ch. 2, 2.3.2.1), where Sr is the volume of water retained by the sample under 333 mbar soil water potential. This drying approach allowed for quantification of the amount of moisture lost due to crystalline water present in gypsum.

Brine solution release volumes at the 120 mbar and at 333 mbar pressure steps were estimated by the weight of brine lost between the initial cell assembly mass and the mass after each pressure plate step divided by the brine specific gravity (Equation 2, MOSA Part 4 Ch3, 3.3.3.5):

where ws is the saturated weight, w333 mbar is the weight at 333 mbar, A is the sample core area, L is sample length, and Bsg is the specific gravity of the brine solution. The Sy is assumed to approximate the solution release volume from saturation to 333 mbar. Particle density was estimated from the measured porosity and bulk density according to:

1	=	Bulk Density
Particle Density

Brine samples

Depth-specific brine samples were collected during core and rotary drilling by packer-system, bailing, or drive-point sampling. Bulk (compound) brine samples were obtained during pumping tests on selected exploration wells.

▪
Depth-specific packer sampling was the primary method used to collect brine samples during the drilling programs for Phase II and III (2016-2020). Most samples were obtained during drilling, although some were also taken after drilling had concluded. Samples were considered acceptable and representative of the depth interval only if they showed no, or minimal traces of drilling mud. The intervals were typically 3 m long and determined by the site geologist after inspecting drill cores or at predetermined depths. However, the interval length may vary depending on the specific circumstances of a given hole or interval, such as borehole stability. To ensure accurate sampling, intervals were flushed out multiple times before collecting the actual sample. The flushed brine was then collected in a barrel, and the time taken to fill the barrel was recorded.
▪
Drive-point sampling: five brine samples were collected using this method where a drive-point was installed onto BT-sized drill rods after removing the core barrel. The drive-point was then lowered past the drill bit with the help of a drop hammer and an impermeable diaphragm was used to prevent filling of the drill rods during the descent. Once the desired depth was reached, an electric water level sounder was used to confirm that the interior was dry before perforating the diaphragm using a weighted pin lowered with the wireline. This piercing allowed the brine to flow into the drive point and fill the BT rods and collect the samples with the use of a bailer.
▪
Bailing: the borehole was purged by bailing up to three well volumes of brine from the drill casing as calculated from the water level measurement, prior to collecting the final brine sample from the bottom of the hole. The final brine sample was discharged from the bailer into a 20-liter clean bucket from which one-litre sample bottles were rinsed and filled with brine. Each bottle was taped and marked with the borehole number and depth interval. A small sub-sample from the

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bucket was used to measure field parameters (density, electric conductivity, pH and temperature) at the wellhead.
▪
Samples from pumping tests: This method involved collecting samples directly from the discharge pipe at regular intervals during pumping tests. Temperature and density were recorded on internal field sheets.

Regardless of the sampling method, samples were collected in 20-litre containers that were washed with distilled water and rinsed with brine several times prior to filling. The temperature and density were recorded before filling 1-litre sample bottles which were also flushed with brine from the 20-litre container. The sample bottles were then sealed with a secure screw top to prevent leakage and labelled clearly with their identification number. Samples did not undergo any further preparation before being shipped to their respective laboratories.

After the sampling process the site geologist would retain possession of the brine samples until they were delivered to the office for shipment to the assay laboratory. Once at the office, duplicates, blanks, and standards were inserted into the assay batches before being sent to the laboratory. Prior to shipment all samples were kept under controlled temperature conditions.

The chemical analysis of brines was conducted by two reputable laboratories: SGS Argentina S.A and Norlab S.R.L, the later partnered with ASA. The mentioned laboratories have extensive experience analysing lithium-bearing brines and hold accreditation to ISO 9001 standards and follow the ISO 17025 guidelines.

For the primary constituents of interest, including boron, calcium, potassium, lithium, and magnesium, both Alex Stewart and SGS utilized Inductively Coupled Plasma Analysis as the analytical technique, with samples diluted 100:1 prior to analysis. A summary of the analytical methods employed by each laboratory for each physicochemical parameter and analyte is shown in the table immediately below.

Analytical methods used by Alex Stewart and SGS for brine assays

Analysis	ASA Code	ASA Method	SGS Code	SGS Method
Physicochemical Parameters
Alkalinity	LMFQ167	Volumetric	SM 2320B	Titration
Conductivity	LMFQ01	Potentiometric	SM 2510 B	Resistor Network
Density	LMFQ19	Pycnometer	ASTM D4052-16	Digital Density Meter
Hardness (CaCO3)	LMFQ13	Volumetric	SM 2320B	Titration
PH	LMC128	Potentiometric	SM 4500 H B	Potentiometric
TDS	LMFQ08	Gravimetric	SM 2540C	Gravimetric
Inorganic Parameters
Chlorides (Cl)	LMC101	Argentometric	SGS.ME.108	Ion Chromatography
Sulphates (SO4)	LMC107	Gravimetric	SGS.ME.108	Ion Chromatography

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Drainable porosity QA/QC

Five duplicate samples were sent to DBSA to serve as check samples to test for accuracy within the drainable porosity analysis. Summary statistics for paired samples by GSA lithologic category for Pt and Sy are provided in the two tables below. QAQC testing was run on subsamples from the same core, but not on identical samples. Minor differences in material type (sand/silt/clay content) and core physical structure (bulk density, degree of cementation, rock content, macropore content) may result in discrepancies between laboratory measured values.

Variations can likely be attributed to sample heterogeneity within cores which result in subsamples with slightly to significantly different material properties, and differences in laboratory methods such as testing duration. The Sy values measured by GSA were often considerably higher than the Sy values measured by DBSA, particularly for the 333 mbar RBR measurement (see table below). Differences were most pronounced for halite samples due to lithological variability within the group (one crystalline sample with large crystals and one massive to crystalline sample with very scarce matrix).

In the absence of sample heterogeneity, differences are likely attributable to testing equilibration time and testing method. DBSA’s RBRC method only applied 333 mbar of equivalent pressure for 24 hours and did not use a filter paper to prevent air moving through samples, whereas GSA’s RBR testing was run at 120 mb for two days and then 333 mbar for two to four days no air was allowed to move through samples. Therefore, the lower Sy values reported by DBSA may be due to the samples not reaching equilibrium over the testing period. This may be most pronounced in materials with a greater predominance of macropores such as sands. It should be noted that Sy values measured at 120 mbar were generally in better agreement with DBSA’s measured Sy values for all sediment lithological groups (see table below).

Specific gravity was higher for the RBR DD-01 451-451,2 sample (SG = 2.29) compared to the RBRC sample (SG = 2.13). Comparison of average values by lithological group was also limited due to small sample number. Average Pt values measured using the RBRC method (DBSA) were 7% lower for the clastic material group and 129% lower for the halite group. Average Pt values were considerably higher for the clastic group (0.24), with the halite group having a mean Pt value of 0.02.

There was general agreement between the total porosity data (R2 = 0.85). Correlation was slightly lower for the specific yield data (R2 = 0.80). The slope of the line was relatively high, indicating that GSA Sy values were approximately 35% higher than those reported by DBSA. The adjusted correlation coefficient between RBRC Sy and the drainable porosity at 120 mbar was R2 = 0.80.

All the samples tested for Sy fell below the 1:1 line indicating that GSA measured Sy values were typically higher than DBSA measured Sy values. In contrast, while three Pt points were scattered below the 1:1 line, two clastic material samples were plotted on the 1:1 line meaning the measured Pt values were similar for both laboratories.

There is acceptable variation between the laboratories for samples in the clastic material classification, but unacceptable variation for samples in the halite classification.

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Total porosity results for paired samples using GSA lithologic classification

Total Porosity Statistics	Clastic material		Halite
	RBR	RBRC	RBR	RBRC
N	3		2
Avg	0.26	0.24	0.11	0.02
StdDev	0.02	0.02	0.07	0.02
Average Relative Percent Difference	7%		129%

Specific yield results for paired samples using GSA lithological classification

Specific Yield Statistics	Clastic material			Halite
	RDR @ 120	RBR @ 333	RBRC	RBR @ 120	RBR @ 333	RBRC
N	3			2
Avg	0.10	0.14	0.10	0.02	0.07	0.00
StdDev	0.05	0.04	0.03	0.00	0.01	0.00
Average Relative Percent Difference(1)	2% (120 mbar), 29% (333 mbar)			123% (120 mbar), 177% (333 mbar)

Note:

(1)
Calculated as 2*absolute value of (RBR-External Lab)/(RBR+External Lab), expressed as a percentage.

Brine QA/QC

Quality assurance and quality control (QA/QC) procedures were implemented for laboratory chemistry analysis of brine samples obtained during drilling and pumping activities by Millennial Lithium, Arena, and Centaur. Each QA/QC program involved randomly inserting duplicates, check samples, field blank, and standards, with the following percent of quality control samples for each party: 21% for Millennial Lithium, 21% for Arena and 17% for Centaur. The purpose each QA/QC program was to confirm the accuracy and precision of the analysis, as well as to detect any potential contamination of the samples.

Norlabs was the primary laboratory used by Millennial Lithium while SGS was used as the secondary lab for check samples. This arrangement was in place until August 21, 2017, when Alex Stewart was replaced by SGS as the main laboratory. No registered secondary lab was used for check samples. Arena used SGS as their primary laboratory throughout the 2021/2 campaign, while Norlab was used as the main lab for Centaur throughout the 2019/9 campaign.

Accuracy which is the closeness of measurements to the “true” or accepted value was monitored by the random insertion of standards, and the implementation of check samples analysed by a secondary, independent laboratory. Precision, the ability to consistently reproduce a measurement in similar conditions, was monitored by submitting blind field duplicates to the laboratory, monitoring any variability in the sampling and analytical program. Contamination which is the transference of material from one sample to another was measured by inserting blank samples into the sample stream. By implementing a QA/QC program that monitors these three factors, it is possible to ensure the reliability and accuracy of the laboratory results.

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Millennial Lithium duplicate brine samples

To ensure the laboratory’s precision, duplicate brine samples were submitted to the same facility. Millennial Lithium’s Phase II and Phase III exploration programs included a total of 51 duplicate samples, some of these also used as check samples. 16 duplicates and their original samples were submitted to Norlab (Alex Stewart), while 35 were submitted to SGS. The following two tables list the main statistics regarding the duplicates versus their original samples for lithium and potassium for each laboratory.

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Statistical analysis of duplicate samples – Norlab

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	16	16	16	16
Min	247.1	273.8	2783.2	3300.5
Max	579.4	570.7	6092.0	6367.8
Mean	478.5	471.8	5147.9	5047.5
Std Dev	92.0	85.6	926.4	817.1
RPD	1.4		2.0

Statistical analysis of duplicate samples – SGS

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	35	35	35	35
Min	10.0	10.0	15.0	15.0
Max	701.0	758.0	6,660.0	7,170.0
Mean	415.6	416.2	4,340.5	4,362.1
Std Dev	155.4	162.1	1,574.4	1,653.4
RPD	0.2		0.5

The assay results for duplicate samples at both Norlab and SGS laboratories demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The highest Relative Percent Difference (RPD) is only 2% for Norlab and 0.5% for SGS. This is significantly lower than the commonly accepted 10% cut-off and suggests that the laboratory’s analytical procedures are consistently producing results that are in close agreement with each other.

Millennial Lithium check samples

To test the laboratory’s accuracy, samples were randomly selected and analysed at a secondary and independent laboratory - SGS. It’s important to note that this only occurred before August 21, 2017, when SGS replaced Alex Stewart as the main laboratory. Since that date, no secondary laboratory has been registered for check samples. Millennial Lithium’s Phase II and III exploration programs included 29 check samples to both primary and secondary labs. The main statistics regarding the check samples for lithium and potassium are listed in the table below:

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Statistical analysis of check samples – Norlab & SGS

Statistic	Norlab-Li (mg/L)	SGS-Li (mg/L)	Norlab-K (mg/L)	SGS-K (mg/L)
Count	29.0	29.0	29.0	29.0
Min	0.5	10.0	2.5	10.0
Max	554.4	714.0	5424.3	7740.0
Mean	468.8	543.9	4779.2	5916.2
Std Dev	104.1	123.8	970.3	1248.8
RPD	14.8		21.3

The assay results for check samples between Norlab and SGS fall within a 20% relative difference for lithium, but slightly over 20% for potassium. A RPD over 20% indicate that there may be an issue with the accuracy of one or both laboratories testing methods, but this cannot be determined solely by the RPD value, and further investigation is needed to identify the cause of the discrepancy. The RPD value for lithium of 14.8% is within the accepted 20% cut-off, but still suggests there is some difference between the results obtained by the two labs.

The check samples for both lithium and potassium show a failure rate that exceeds the accepted 10% cut- off. However, one of the three failures for lithium falls only marginally beyond the failure line which, if considered acceptable, would result in a failure rate of 6.9%. In contrast, the failure rate for potassium is 58.6%, with several samples falling beyond the failure line, indicating an unacceptable level of variation.

Millennial Lithium field blanks

To measure potential contamination 32 blank samples consisting of distilled water were inserted into the sample stream and sent to the laboratories for analysis. Norlab received 10 blanks, while SGS received 22. Neither laboratory detected any lithium in the samples, although traces of potassium were detected by Norlab. It is important to note that the detected potassium concentrations were below the standard safe limit, which is generally considered to be three times the detection limit.

Millennial Lithium standard samples

The Millennial Lithium sampling program utilized two types of standards. The first standard, ‘RR’, consisted of a large sample of brine collected from the Salar de Pastos Grandes during testing at well PGPW16-01 with the concentrations being obtained from a round robin style quality control check. Five RR standards were sent to Norlab for analysis while 26 samples were sent to SGS. The concentrations (best values) of the standard obtained through the round robin are shown in the table below.

Element concentrations (best values) for Standard RR – Millennial Lithium

Sample	Li (mg/L)	Ca (mg/L)	Mg (mg/L)	B (mg/L)	Na (mg/L)	K (mg/L)	Density (g/mL)	EC (mS/cm)	TDS (mg/L)
PGS17153	450.2	618.8	3,033.9	774.9	107,255.0	4,890.0	1.2	189.0	334,800.0

The second type of standard, ‘INBEMI’, consisted of a synthetic solution prepared by the National University of Salta. INBEMI standards were only sent to SGS for analysis, amounting to a total of six samples. The concentration values for this standard are reported in the table below.

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Element concentrations for Standard INBEMI ML

Sample	Li (mg/L)	Ca (mg/L)	Mg (mg/L)	B (mg/L)	Na (mg/L)	K (mg/L)	SO4 (mg/L)	Density (g/mL)
PGS17153	295.0	440.0	189.0	532.0	75,518.0	3,188.0	189.0	1.2

The RR standards analysed by Norlab show that none of the lithium nor potassium values fall outside the ± 2 standard deviations from the mean. Additionally, all lithium values fall within the ± 5% range of the reference values while only one potassium value falls outside this range. There were not enough INBEMI standard samples analysed by Norlab to conduct a graphical analysis as the moving average does not have enough data.

Notably, a bias check for the assay results revealed a negative bias ranging from -3.1% for Li to -5.7% for potassium indicating that the measured values are consistently lower than the expected or reference values. However, this detected bias is well below the accepted 10% and is not considered to be significant.

The RR standards analysed by SGS show that 6 out of 26 samples had a bias over the accepted limit of 10% bias lithium with no outliers and a total relative bias of -1.9% which is considered acceptable. Similarly, the potassium samples present 4 out of 26 values over 10% bias with one outlier, and a total relative bias of -3.1%, also deemed acceptable.

Regarding the INBEMI standards analysed by SGS, 2 out of 6 lithium samples showed a bias over 10% with no outliers and a total relative bias of 0%. For potassium samples show 1 out of a total of 6 had a bias over 10%, with no outliers and a total relative bias of 0%.

In summary, while some individual samples showed a bias beyond the generally accepted 10% limit, the overall bias for both lithium and potassium within the standard samples analysed by both laboratories is considered acceptable with the highest being -5.7% for lithium within the RR standards assayed by Norlab.

Arena duplicate brine samples

SGS was used as the main assay laboratory by Arena and to ensure that the precision of the lab was acceptable, a total of 9 duplicate brine samples were submitted. There were no check samples used during the Arena drilling campaign due to COVID-19 related issues. The table below lists the main statistics regarding the duplicates for lithium and potassium.

Statistical analysis of duplicate samples – SGS

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	9.0	9.0	9.0	9.0
Min	33.6	31.9	197.0	177.9
Max	658.8	657.8	6022.9	6075.6
Mean	419.1	413.8	3726.1	3686.1
Std Dev	185.0	183.3	1788.9	1757.4
RPD	1.3		1.1

The assay results for duplicate samples at SGS demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The Relative Percent Difference (“RPD”) is low, with values

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of only 1.3% for lithium and 1.1% for potassium. These are significantly lower than the commonly accepted 10% cut-off and suggests that the laboratory’s analytical procedures are consistently producing results that are in close agreement with each other.

There were no failures for neither lithium nor potassium within duplicates analysed by SGS. The generally accepted threshold for failure rates is 10%, so duplicates are not only considered acceptable, but the lack of failures suggests high precision within the SGS laboratory for the current project.

Arena field blanks

To measure potential contamination within the sampling process a total of six blank samples consisting of distilled water were inserted into the sample stream and sent to the SGS laboratory for analysis. Neither lithium nor potassium were detected in any samples, therefore all concentrations were below the standard safe limit, which is generally considered to be three times the detection limit.

Arena standard samples

The Arena sampling program utilized two different standards, both obtained from brine within Salar de Pastos Grandes and named STD-1 and STD-2. Six samples were sent to SGS for analysis for each standard, amounting to a total of 12 standard samples. Their respective concentrations (best values) were obtained from a round robin style quality control check and are shown in the table below:

Element concentrations (best values) for Standards 1 & 2 – Arena

Sample	Li (mg/L)	Mg (mg/L)	Na (mg/L)	K (mg/L)
STD-1	645.7	2,395.5	55,435.8	6,709.8
STD-2	352.6	1,292.0	29,825	3,682.5

The STD-1 standard has no outliers nor values with a bias higher than 10% for neither lithium nor potassium, which suggests high accuracy and precision. Two lithium values fall outside the ± 5% variation from the reference value which still can be considered acceptable. The total relative bias for lithium is 6.7% and 2.6% for potassium, indicating that the measured values are consistently higher than the reference values, but are both within the acceptable 10% threshold. Finally, no values of lithium nor potassium fall outside the ± 2 standard deviations from the mean.

The STD-2 standard has no outliers but has one value with a bias higher than 10% for both lithium and potassium. Additionally, the same lithium and potassium value falls outside the ± 5% variation from the reference value, although can still be considered acceptable. The total relative bias for lithium is 7.3% and 3.6% for potassium indicating that the measured values are consistently higher than the reference values but are both within the acceptable 10% threshold. Finally, no values of lithium nor potassium fall outside the ± 2 standard deviations from the mean.

In summary, while some individual samples showed a bias beyond the generally accepted 10% limit, the overall bias for both lithium and potassium within the standard samples analysed by both laboratories is considered acceptable, with the highest being 7.3% for lithium within the STD-2 standard.

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Centaur duplicate brine samples

Norlab was used as the main laboratory by Centaur and to ensure acceptable precision within the lab, a total of six duplicate brine samples were submitted to the same facility. To date, there is no data regarding the use of check samples for the Pastos Grandes Project developed under Centaur. The table below lists the main statistics regarding the duplicates for lithium and potassium.

Statistical analysis of duplicate samples – Norlab

Statistic	Li (mg/L)	Duplicate Li (mg/L)	K (mg/L)	Duplicate K (mg/L)
Count	6.0	6.0	6.0	6.0
Min	409.6	411.5	2,894.1	2,886.7
Max	548.3	627.9	5,093.1	5,213.7
Mean	507.3	543.2	4257.6	4617.1
Std Dev	52.5	65.8	880.1	824.0
RPD	6.8		8.1

The assay results for duplicate samples at Norlab demonstrate a high degree of precision and consistency for key parameters of lithium and potassium. The Relative Percent Difference (RPD) is below the commonly accepted 10% cut-off for lithium and potassium, with values of 6.8% and 8.1% respectively. This suggests that the laboratory’s analytical procedures are consistently producing results that are in close agreement with each other.

Out of the six duplicates tested, only one failure occurred for lithium while there were no failures for potassium. This translates to a 16.7% failure rate for lithium and 0% for potassium. The generally accepted failure rate threshold is 10% which means that duplicates are considered acceptable for potassium but unacceptable for lithium. However, it is important to note that the sample size taken under Centaur is limited, with only six duplicates assayed. Therefore, in this case, a single failure surpasses the 10% threshold. Taking this into consideration a 16.7% failure rate is deemed to be acceptable.

Centaur field blanks

To measure potential contamination a total of five blank samples consisting of distilled water were inserted into the sample stream and sent to Norlab for analysis. Neither lithium nor potassium were detected in any samples, which means that all concentrations were below the standard safe limit, generally considered to be three times the detection limit.

Centaur standard samples

The Centaur sampling program utilized two different standards both obtained from brine within Salar de Pastos Grandes with their respective concentrations being obtained from a round robin style quality control check. These standards were named STD-A and STD-B, and three samples of the former were sent to the lab for analysis while only two of the latter were assayed. The concentrations (best values) for each standard obtained through the round robin are shown in the table below:

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Element concentrations (best values) for Standards A & B – CR

Sample	Li (mg/L)	Mg (mg/L)	Na (mg/L)	K (mg/L)
STD-A	707.0	4,641.9	111,699.2	7,041.9
STD-B	370.5	2,444.3	58,074.0	3,543.1

The STD-A standard has no outliers nor values with a bias higher than 10% for neither lithium nor potassium, which suggests high accuracy and precision. Similarly, no lithium nor potassium values fall outside the ± 5% variation from the reference value, which is also a good indicator of accuracy and precision. The total relative bias for lithium and potassium is 0% indicating that the measured values are in accordance with the reference values. No lithium nor potassium values fall outside the ± 2 standard deviations from the mean.

Mineral Resource Estimate

The essential elements of a brine resource determination for a salar are:

▪
Definition of the aquifer geometry;
▪
Determination of the drainable porosity or specific yield (Sy) of the hydrogeological units in the salar; and
▪
Determination of the concentration of the elements of interest.

Resources may be defined as the product of the first three parameters. The use of specific yield allows the direct comparison of brine resources from the widest range of environments.

Aquifer geometry is a function of the shape of the aquifer, the internal structure, and the boundary conditions (brine / freshwater interface). Aquifer geometry and boundary conditions can be established by drilling and geophysical methods. Hydrogeological analyses are required to establish catchment characteristics such as ground and surface water inflows, evaporation rates, water chemistry and other factors potentially affecting the brine reservoir volume and composition in-situ. Drilling is required to obtain samples to estimate the salar lithology, specific yield, and grade variations both laterally and vertically.

Resource model domain and aquifer geometry

The resource model domain is constrained by the following factors:

▪
Upper Boundary: The upper boundary of the model is determined by the highest elevation samples within the dataset, and/ or the phreatic brine level.
▪
Lateral Extent: The lateral extent of the resource model covers an area of 56 km2 confined within the boundaries of the Company mining claims in the Salar de Pastos Grandes. Additionally, the extent can be restricted in some cases by the contact between the Quaternary basin and the underlying basement rock.
▪
Lower Boundary: The lower boundary of the model domain is set to coincide with the basement from the geological model or the total depth of 650 m when the basement is not present.

Specific Yield

The specific yield values were derived from 76 valid drainable porosity analyses of undisturbed samples. The samples were analyzed by GeoSystems Analysis. In comparison to lithium concentration data, which

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exhibits spatial correlation due to the geological processes that influence its distribution, drainable porosity data shows no such correlation. This is primarily because Sy values are highly dependent on the lithology of the Pastos Grandes Project area, resulting in considerable stochastic variability. After conducting exploratory data analysis, it was concluded that assigning representative values to each geological unit would be more accurate than using interpolation methods like kriging. The following Table contains summary statistical information of the drainable porosity of the geological units in the resource estimate.

Summary statistics of drainable porosity for geological units

Unit	2019 Data	2019 Average	2023 Data	2023 Average	Confidence -95%	Confidence +95%	Variance	Std. Error
Blanca Lila	1	0.5%	1	0.5%
Alluvium	17	14.2%	27	13.9%	11.0%	16.7%	0.5%	1.4%
Saline Lacustrine	2	5.6%	20	4.1%	2.9%	5.4%	0.1%	0.6%
Central Clastics	0		3	5.4%	-4.1%	14.9%	0.1%	2.2%
Base Gravels	25	12.5%	25	12.5%	9.0%	16.1%	0.7%	1.7%
All Groups	45	12.6%	76	10.1%	8.6%	12.2%	0.6%	0.9%

Brine Concentrations

The distributions of lithium and potassium concentrations in the model domain are based on a total of 501 brine analyses (not including QA/QC analyses). The following Table shows a summary of the chemical compositions of the Pastos Grandes brine.

Summary of brine chemical composition

Units	B	Ca	Cl	Li	Mg	K	Na	SO4	Density
	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	mg/L	g/cm3
Maximum	2,460	15,661	196,869	701	5,130	6,660	130,032	13,998	1.22
Average	568	869	172,165	398	2,354	3,926	102,831	7,706	1.19
Minimum	20	11	116	5	23	7.5	196	12	1.00

Resource Estimation Methodology

The resource estimation for the Pastos Grandes Project was developed using the Stanford Geostatistical Modeling Software (SGeMS). Brine concentrations showed two clear groups of data spatially distributed in two regions: region I and II. Region I is associated with high concentrations of potassium and lithium, whereas Region II is associated with low concentrations of potassium and lithium. Region II is mostly located close to the boundaries of the reservoir, where brine is affected by mixing with fresh water.

Once the two regions were defined kriging was applied within each region. Kriging interpolation within each specific region is sequentially performed using a semivariogram model and the closest primary data samples within the region. The following steps were carried out to calculate the lithium and potassium resources.

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Definition of the block model (15,985,800 blocks) and block size (x=100 m, y=100 m, z=20 m). The block size has been chosen for being representative of the geological model.

▪
Delineate regions of high and low brine concentrations based on geostatistical indicator kriging. Spatial definition of region I with potassium concentrations larger or equal to 2,000 mg/L and region II with potassium concentrations smaller than 2,000 mg/L.
▪
For each region, generation of histograms, probability plots and box plots for the Exploratory Data Analysis (EDA) for lithium and potassium. No outlier restrictions were applied, as distributions of the different elements do not show anomalously high values. The experimental variograms were calculated with their respective variogram models for lithium and potassium in three orthogonal directions. Variography revealed that the variogram model is axisymmetric with respect to the z coordinate direction; the variogram model is isotropic in the horizontal direction and anisotropic in the vertical.
▪
For each region, lithium and potassium concentrations were interpolated for each block in mg/L using ordinary kriging with their variogram models.
▪
Validation using a series of checks including comparison of univariate statistics for global estimation bias, visual inspection against samples on plans and sections in the north, south and vertical directions to detect any spatial bias.
▪
Calculation of total resources using the average drainable porosity value for each geological unit, based on the boreholes data and results of the laboratory drainable porosity analysis The total resources are shown in the Table below.

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Mineral Resource Estimate

The mineral resource estimate for the Pastos Grandes Project was prepared in accordance with the guidelines of the National Instrument 43-101 and uses the best practices methods specific to brine resources. The lithium and potassium resources are summarized in the table below. The effective date for the estimate is April 30, 2023.

Mineral Resources of the Pastos Grandes Project – Dated April 30, 2023

	Measured (M)		Indicated (I)		M+I		Inferred (I)
	Li	K	Li	K	Li	K	Li	K
Aquifer volume (km3)	13.45		8.81		22.26		6.14
Mean specific yield (Sy)	0.11		0.11		0.11		0.08
Brine volume (km3)	1.48		0.97		2.45		0.49
Mean grade (g/m3)	49	495	13	134	35	352	34	350
Concentration (mg/l)	438	4419	167	1722	331	3352	403	4234
Resource (tonnes)	662,000	6,660,000	118,000	1,180,000	780,000	7,840,000	208,000	2,150,000

Notes:

(1)
CIM definitions were followed for Mineral Resources.
(2)
The Qualified Person for this Mineral Resource estimate is Frederik Reidel, CPG.
(3)
No cut-off values have been applied to the resource estimate.
(4)
Numbers may not add due to rounding.
(5)
The effective date is April 30, 2023.

The table below shows the mineral resources of the Pastos Grandes Project expressed as lithium carbonate equivalent (LCE) and potash (KCl).

	Measured and Indicated Resources
	LCE	KCl
Tonnes	4,200,000	14,900,000

Notes:

(1)
Lithium is converted to lithium carbonate (Li2CO3) with a conversion factor of 5.3
(2)
Potassium is converted to potash with a conversion factor of 1.91.
(3)
Numbers may not add due to rounding.

The resource described herein has similar lithium concentrations, chemical composition, and hydraulic parameter values (drainable porosity values between 0.05 and 0.11 and hydraulic conductivities values between 0.5 m/d and 300 m/d) to resources currently in commercial production such as those in Salar de Atacama in Chile or Salar de Olaroz located in the Puna region of Northern Argentina. The hydraulic parameters of the resource area determined from the results of the pumping tests suggests that it is reasonable to expect brine extraction by a conventional production wellfield at a commercially viable rate, while the geochemical characteristics of the brine suggest that conventional processing techniques may be

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employed to produce saleable lithium products in an economically profitable manner. These conventional processing techniques are employed in most lithium brine operations, including the two operations at Salar de Atacama (Chile), one at Salar de Olaroz (Argentina), and one at Clayton Valley (USA). The author of the Pastos Grandes TR is not aware of any known environmental, permitting, legal, title, taxation, socio- economic, marketing, political or other relevant factors which could materially affect the mineral resource estimate.

Mining Operations

Based on the results of the pumping tests carried out for the Pastos Grandes Project (as described above) brine abstraction from the Salar de Pastos Grandes will take place by installing and operating a conventional production wellfield. Pumping rates of individual wells could range between 20 l/s and 45 l/s. Well completion depths will vary between 200 m and 600 m (lower brine aquifer). The brine wellfield configuration will be finalized as part of the on-going Project optimization.

Additional Information

It should be noted that the resource estimate described for the Pastos Grandes Project above does not include mineral resources contained in the Sal de la Puna properties that were obtained by the Company as part of the Arena Transaction. A significant amount of work was completed by Centaur and Arena on the Sal de la Puna Project as described above. Arena commissioned an independent NI 43-101 Technical Report on Sal de la Puna dated September 29, 2021, with an Inferred resource estimate of 106,000 t of lithium. The additional drilling and test work carried out by Arena during 2021/2022 will result in an updated resource estimate and resource categorization that could positively affect the Pastos Grandes resources described above. A three-dimensional groundwater flow and transport model was initiated for the Sal de La Puna Project to evaluate mineral reserves during 2022. The Company is now updating this model to evaluate and estimate combined reserves for a consolidated operation in Salar de Pastos Grandes.

Planned Exploration and Development

The following technical work is recommended in the Pastos Grandes TR to further advance the Pastos Grandes Project towards construction and into production.

▪
Incorporate the lithium resources hosted on the Arena properties into the resource estimate for the Pastos Grandes Project so that these resources can be properly incorporated in the numerical groundwater flow and transport modeling for final brine production wellfield design, evaluation of potential environmental constraints, and the estimation of updated reserves.
▪
Carry out a 30-day pumping test on Arena production well PW-1 to characterize the southern extent of the lower brine aquifer.
▪
Drill three deep core holes into the lower brine aquifer to improve the confidence level of geological and drainable porosity parameters in the central clastics and basal gravel /breccia units. These holes should be completed as deep monitoring wells for additional observations point during the additional pumping tests recommended.
▪
Carry out 30-day pumping tests in existing brine production wells PGPW18-15 and PGPW18-17 with water level monitoring in the above-mentioned new observations points.
▪
Carry out 7-day pumping test on water production wells PGMW19-2 and PGPW19-3; along with additional groundwater exploration work to secure future water supply requirements from freshwater resources within the Pastos Grandes and Sijes basins.
▪
Numerical modelling should be resumed with the Arena -developed 3D FEFLOW groundwater flow and transport model for the basin to carry out predictive simulations for the design and layout of the future brine production wellfield, evaluation of potential environmental effects, and the preparation of updated lithium reserves for the Pastos Grandes Project.

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▪
Based on the results of the predictive model simulations, install three additional brine production wells in the lower brine aquifer.
▪
Implement systematic hydro(geo)logical monitoring programs of surface water and groundwater features to reinforce the baseline characterization of the Pastos Grandes basin. Continue with the surveys and studies to improve the quantification of the water balance components of the basin.
▪
Drill 7-10 deep exploration core holes aimed at increasing the lithium resource base of the Pastos Grandes Project.
▪
Drill four industrial water exploration wells to evaluate the resources and optimize the production strategy, including Arena’s blocks to the North and East of the basin.

The estimated budget to complete and implement the above recommendations are shown in the table below:

Item	Cost
Pumping tests on existing wells (3)	US$360,000
Infill resource drilling (3 holes)	US$6,300,000
Resource exploration drilling (7 holes)	US$16,800,000
Production drilling (8 holes)	US$32,800,000
Hydrogeological monitoring programs	US$775,000

Other Projects

Sal de la Puna Project

On April 20, 2023, the Company completed the Arena Transaction pursuant to which it acquired all of the issued and outstanding common shares of Arena, which owns 65% of the Sal de la Puna Project in a joint venture with Ganfeng and certain affiliates covering approximately 13,200 hectares of the Pastos Grandes basin located in Salta, Argentina. The Arena Transaction represents a significant step towards the consolidation of the Pastos Grandes basin and the advancement of the Company’s growth plans in Argentina.

The Sal de la Puna Project covers the southern and eastern parts of the Pastos Grandes hydrological basin. The Sal de la Puna Project is in the early stages of exploration for lithium brine. On October 19, 2021, Arena announced the results of the maiden mineral resource estimate (effective as of September 9, 2021) conducted on its Sal de la Puna Project.

In connection with the Pastos Grandes Transaction, the Company announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024. For more information, refer to “– Pastos Grandes Project – Recent Developments” above as well as the Pastos Grandes TR.

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Antofalla Project

Arena holds a 100% interest in the Antofalla Project covering approximately 5,800 hectares of the Antofalla salar and basin in the Province of Catamarca, Argentina. The Company is in the process of determining next steps with respect to additional work for this project.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Critical Minerals Regulatory Update

The lithium industry has become subject to increasing regulatory scrutiny during the past two years, including in the United States and Canada. This reflects the critical role of lithium in the burgeoning transition to electric vehicles in the automotive industry, combined with issues concerning worldwide supply for lithium production. At the same time, broader geopolitical considerations involving Western countries such as the United States and Canada on the one hand, and China on the other are expected to continue to evolve. As a result, Western governments have become more active in developing policies concerning the lithium industry. These policies include initiatives to encourage the development of domestic supply, such as tax incentives and low-interest loans to domestic and other Western actors, as well as steps to discourage the involvement of actors from ‘non-aligned’ countries (referenced in critical minerals policy publications of such governments), and the expansion of regulatory oversight under laws and regulations related to foreign investment. These factors are of particular relevance to the Company, given its North American headquarters, its involvement in critical minerals projects in South America, and its partnerships with Ganfeng with respect to the Caucharí-Olaroz Project and Sal de la Puna Project, and, subject to the completion of the Pastos Grandes Transaction, joint ownership of the Pastos Grandes Project. The Company believes that this increased government focus on the lithium industry aligns with the Company’s strategic objectives and will result in benefits to it, including the prospect of tax incentives. In this regard, the Company has developed strong working relationships with governmental authorities in Canada and elsewhere.

Critical Minerals Policy in Canada

On October 28, 2022, the Government of Canada issued a new critical minerals policy (the “Critical Minerals Policy”) under the Investment Canada Act regarding direct or indirect investments by foreign state-owned enterprises and foreign-influenced private investors involving Canadian businesses or entities operating in a critical minerals sector in Canada. Canada’s critical minerals list identifies 31 minerals and metals that the Government of Canada has determined are essential to Canada’s prosperity in emerging low-carbon and other technology sectors or that contribute to Canada’s national security as vital inputs to defence and high technology. The minerals on that list include lithium, copper, and molybdenum, among others. The Critical Minerals Policy is intended to preserve Canada’s access to critical minerals and to

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support the Canadian Government’s critical minerals strategy, which in turn is designed to position Canada as the global supplier of choice for critical minerals. For a further discussion as to how the Critical Minerals Policy and other governmental policies relating to critical minerals may affect the Company’s business, see “Description of the Business – Risk Factors – Risks Related to Resource Development – Regulatory Oversight”.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, mining, processing, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The principal end-use product for the Company’s business is lithium-based chemicals, including in particular battery-grade lithium carbonate. The markets for lithium-based products are affected by worldwide economic cycles and the volatility in supply and pricing that is commonly associated with commodity-based products. In the case of lithium-based products, demand is driven largely by the rate of adoption of lithium batteries, particularly those used in electric vehicles. Meanwhile, supply is driven by the production capacity of lithium producers and the ability of those operations to produce battery grade products, which is refined to a higher concentration of lithium with fewer impurities than non-battery grade lithium products.

Lithium prices have been volatile over the last several years. In 2022, lithium prices hit an all time high due to, among other factors, supply constraints resulting from the increase in the adoption of electric vehicles and the corresponding demand for electric vehicle batteries and a disproportionate increase in supply as the timeline for new production to become available is, in most cases, measured over several years and is not responsive to short-term demand increases. The increase in demand, as well as efforts by governments to promote domestic industry through industrial policy and related efforts, has led to a significant increase in exploration and development stage lithium companies and projects being advanced throughout the world. More recently, however, lithium prices have decreased significantly due to, among other factors, rising supplies, subdued demand and a lacklustre electric vehicle market outside of China.

Intangibles

The Company holds patents in several countries on certain beneficiation processes and techniques concerning sedimentary deposits. The length of the patents varies by jurisdiction.

Economic Dependence

The Company has committed to selling the bulk of its product offtake entitlement on the Caucharí-Olaroz Project to Ganfeng and Bangchak at market prices, pursuant to the offtake agreements with each of them. For further details, see “Caucharí-Olaroz Project – Recent Developments – Offtake Arrangements”.

The Company does not have any restrictions or requirements for the sale of products in connection with any future expansion to the Caucharí-Olaroz Project. The offtake rights for the Pastos Grandes Project remain uncommitted, which will allow the Company to explore opportunities to bring in new customers and financing to accelerate and support development of the global lithium chemical supply chain.

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Foreign Operations

The Caucharí-Olaroz Project, the Pastos Grandes Project and the Sal de la Puna Project are all located in Argentina. The lithium business in which the Company operates is increasingly affected by political factors, including geopolitical tensions among major world powers and industrial policy promoting the development of domestic electric vehicle and battery production infrastructure. These factors are relevant to both Argentina and Canada. Further, the Company’s Caucharí-Olaroz Project and the Pastos Grandes Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. Please see “Description of the Business – Risk Factors” and “Description of the Business – Emerging Market Disclosure”.

The economic condition in Argentina has been challenging as of late and its outlook continues to remain challenging. The government, under former President Alberto Fernandez and, since December 2023, under the current President Javier Milei continues to grapple with high levels of inflation, a high deficit and monetary commitments which are contributing to the worsening of inflationary conditions. In addition, Argentina has been subject to severe drought conditions impacting the country’s agricultural and livestock sectors in many regions. Agriculture and livestock are leading industries in Argentina, along with natural resources and manufacturing.

In addition, former President Fernandez’s administration enacted a series of capital controls and foreign exchange regulations that continue to remain in force. To date, these controls and regulations include, but are not limited to: a requirement that the proceeds of exports be repatriated at the applicable official exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentine Central Bank; and a request to restructure immediate payments on debt from foreign lenders as well as specific conditions for payment of imports. Capital controls and foreign exchange regulations have had far-reaching implications for Argentina, including limiting imports into the country and restricting access to foreign currency required to service foreign debt obligations.

In November 2023, libertarian candidate Javier Milei won the presidential election and took office on December 10, 2023. His agenda included labour and tax reforms, the privatization of major state-owned companies, capital control reforms and the potential dollarization of the economy. These and other policy changes, if implemented, may cause significant volatility in the political, regulatory, and economic environment and may adversely impact the Company’s operations and financial condition and accuracy of cost estimates and economic analysis of the Company’s projects. Nevertheless, the scope and pace of change, if any, in Argentina is not yet fully known. In addition, potential changes by provincial jurisdictions to existing mining policies, mining and other fees, water use and ownership rights and royalties or other taxation levels, even if seemingly minor in nature, may adversely affect the Company’s operations, plans and financial condition.

Employees

As at December 31, 2023, the Company had 21 employees working at various locations in North America and 101 employees in Argentina. In addition, as at December 31, 2023, Arena and its partly-owned subsidiaries that hold the Sal de la Puna Project had 25 employees, while Minera Exar had approximately 703 employees at the Caucharí-Olaroz Project in Argentina.

Environmental Protection

The Company’s operations are subject to various laws and governmental regulations concerning environmental protection. The Company holds permits to construct and operate the Caucharí-Olaroz Project at a production rate of 40,000 tpa of battery-quality lithium carbonate. Environmental protection

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measures are included in development planning, and the costs of such measures are reflected in applicable capital cost, operating cost and financial performance estimates for the Company’s projects.

On February 27, 2023, the Province of Jujuy in Argentina published Decree No. 7751 (“Decree 7751”), which was issued following a public consultation process with industry participants. The main purpose of Decree 7751 is to regulate the existing Provincial Law No. 5033 (General Environmental Law) and to establish the environmental assessment and management requirements and procedures applicable to mining activities in the jurisdiction. Prior to the publication of Decree 7751, the regulation of such requirements and procedures was governed exclusively by Decree No. 5772, which moving forward will only be applicable to procedures already initiated prior to the publication of Decree 7751. Decree 7751 is intended to modernize, and in some respects streamline and simplify the process for updating environmental impact reports and receiving regulatory approvals for updated environmental impact reports, while in other respects adding certain additional processes and requirements.

ESG Approach

The Company’s Environment, Social, and Governance (“ESG”) vision is to create shared value by being a safe, environmentally responsible and inclusive lithium company. It is committed to safely and responsibly developing and operating its sites and building strong relationships with local communities and all stakeholders, as well as adhering to the highest governance standards.

The Company’s ESG strategy will position its businesses to be ready to respond and adapt to the changing conditions of tomorrow by being a key participant and enabler in the transition to a low-carbon economy. Its ESG strategy is based on a vision supported by the following four pillars, which are accompanied by strategic objectives and priorities:

1.
A Steward of the Earth: Respect the environment and minimize our impact on surrounding areas.
2.
A Community Partner and Employer of Choice: Be an inclusive employer and neighbor.
3.
A Company to be Proud of: Hold ourselves against the highest level of governance standards.
4.
A Culture of Precautions: Build a culture of safety-based behavior and decision making.

The Company periodically reviews the objectives and priorities to reflect both the progress made and the Company’s growth and project maturity. The Company takes its responsibilities seriously to respect the environment, to conduct business based on high ethical standards and to make positive and sustainable contributions in the communities in which it operates.

In August 2023, the Company published a 2023-2022 ESG Report themed Accelerating Toward a New Era of Sustainable Value, reaffirming the Company’s commitment to responsible development and production, as well as highlighting the Company’s ESG practices and overall progress made over the reporting period of January 1, 2022 to June 30, 2023. As further described in the 2023-2022 ESG Report, the Company’s major ESG achievements during the reporting period include:

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Implemented an environmental management system (EMS) under ISO 14001:2015 at the Caucharí-Olaroz Project.
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The effluent treatment plant at the Pastos Grandes Project became fully operational.
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Completed a self-assessment of the Toward Sustainable Mining standard at the Caucharí-Olaroz Project as well as an external review of Toward Sustainable Mining protocols for biodiversity, community relationships, health and safety, and water stewardship.

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▪
Adhered to the United Nations Women Empowerment Principles, and signed a Collaboration Agreement with the Jujuy Provincial Council of Women.
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Hired 20% of Caucharí-Olaroz staff from local communities.
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Upgraded a community centre and a well built by previous owners of the Pastos Grandes Project.
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Rolled out the SafeStart safety awareness and skills training program at the Caucharí-Olaroz Project alongside Velocity EHS safety management software.

Caucharí-Olaroz Project

The Company aims to minimize the impact of its operations on local communities and the environment. At the Caucharí-Olaroz Project, the Social Responsibility Plan was developed to incorporate best practices to minimize the Company’s impacts on surrounding areas and to be an inclusive neighbor. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. Minera Exar has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Caucharí-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. In 2022, the seven local communities in the vicinity of the Caucharí-Olaroz Project approved increasing the scope of the project to accommodate the proposed Stage 2 expansion of the project. In connection with this community approval process, Minera Exar undertook a community engagement and consultation process that included the preparation and delivery of a new environmental impact report to the effected communities, certain other interested parties and to the appropriate regulatory authorities, the holding of consultation meetings with the effected communities, the preparation of general information packages with respect to the proposed Stage 2 expansion, and other community engagement and consultation measures.

Minera Exar is focused on developing the Caucharí-Olaroz Project to be an environmentally responsible lithium project. The process’ principal source of energy is solar evaporation to minimize the carbon footprint. Furthermore, Caucharí-Olaroz plans to meet its water needs by tapping into deep salars or salt flat basins. As a result, it will not draw from or impact any nearby freshwater basins. Brackish water is currently pumped from a depth of 45-metres for construction. During operations, 100% of the water needs required for production will be sourced from an aqueduct pulling brackish water from the Rosario River. Caucharí- Olaroz’s water resource stewardship measures include ongoing monitoring of surface waters, hydrogeological studies, water consumption and effluent treatment. According to the Water Risk Atlas (www.wri.org), the Jujuy region of northern Argentina where the Caucharí-Olaroz Project is located, is considered low- medium for overall water risk. The team continues to explore ways to further reduce the Caucharí-Olaroz Project’s environmental footprint and produce the most environmentally responsible lithium possible.

The Caucharí TR highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments of Argentina. The Caucharí-Olaroz Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Caucharí-Olaroz Project continues to grow.

Emerging Market Disclosure

The Company’s projects, including the Caucharí-Olaroz Project and Pastos Grandes Project are located in Argentina, an emerging market. The Company’s interest in the projects are held indirectly through subsidiaries which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where the Company operates, such as Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself, Minera Exar and PPG, and the Argentinian subsidiaries acquired pursuant to the Arena

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Transaction. that includes internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management. The Company’s Board has oversight over the internal controls of PPG as a wholly-owned subsidiary of the Company.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board have experience running business operations in emerging markets, including Argentina. At the Board level, Franco Mignacco and Diego Lopez Casanello, directors of the Company, are Argentinean nationals with business operating experience in Argentina. Mr. Mignacco is also the President of Minera Exar and has substantial experience operating in the Province of Jujuy where the Caucharí-Olaroz Project is located. From 2008 to 2012, Mr. Lopez Casanello was CEO of BASF Argentina S.A. operating four chemical sites in Buenos Aires and Santa Fe Province. In addition, on March 19, 2024 the Board appointed Monica Moretto as a director of the Company. Ms. Moretto is originally from Argentina and has extensive experience developing sustainability projects and relationships throughout the Americas at all levels of the mining cycle, from exploration, development, and production to mine closure, including operations in Argentina. At the management level, Ignacio Celorrio, the Executive Vice President, Legal, Government and External Affairs, Mariano Chiappori, Vice President and Chief Operating Officer, Carlos Galli, Vice President, Growth and Innovation and Jose Aggio, Vice President and Chief Human Resources Officer, are Argentinean nationals with substantial business operating experience in Argentina and are based in Argentina. Over the course of his career, Mr. Celorrio has engaged with federal and provincial authorities, NGO’s and other civic society participants in every Argentine mining province and has developed strong institutional relationships as a result. Mr. Galli has extensive experience leading and managing the development of various lithium brine operations in Argentina, including the provinces of Jujuy and Salta, where the Company’s projects are located. For more information see “Directors and Officers”.

In addition, directors and senior officers that are not based in Argentina regularly visit the Company's operations and properties in Argentina. During these visits, they interact with local employees and consultants, government officials and businesspersons; such interactions enhance the visiting directors’ and officers' knowledge of local culture and business practices. Directors generally visit the Caucharí-Olaroz Project at least once every two years. Visits by directors resumed in 2022 and, since the Separation Transaction, majority of the Company’s directors visited the Buenos Aires office in 2023 and the Caucharí-Olaroz Project in February 2024.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina. The Company also receives, on a regular basis, legal and communicational support from third party providers who have relevant expertise in said areas and are fully prepared to ascertain the legal and political reality of the jurisdiction where the Argentina projects are located.

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Communication

While the reporting language with the head office of the Company is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco, Celorrio, Chiappori, Galli and Aggio are native Spanish speakers and are proficient in English. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

The Company maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents related to the Company's operations that are provided to the Board are in English. Material documents related to the Company's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company, its subsidiaries and its co-owned interest in Minera Exar. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

(a) The Company’s Control Over Subsidiaries and Co-ownership of Caucharí-Olaroz Project. The Company’s corporate structure has been designed to ensure that the Company has processes and procedures for direct oversight over the operations of its subsidiaries and investments in Argentina. The Caucharí-Olaroz Project is governed by the Amended Shareholders Agreement (see “Material Contracts – Amended Shareholders Agreement”) which provides for, among other things: (i) the formation of the Minera Exar Shareholders Committee comprised of two representatives of the Company and three representatives of Ganfeng; (ii) the composition of the board of directors of Minera Exar, being one representative of the Company, two representatives of Ganfeng and one representative of JEMSE; (iii) the composition of the board of directors of Exar Capital being one representative of the Company, two representatives of Ganfeng and three independent directors; (iv) the review and approval by the Minera Exar Shareholders Committee of programs and budgets; and (v) the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project. In connection with the 2020 Caucharí Transaction, the Company entered into the Amended Shareholders Agreement with Ganfeng that continues to require joint approval for various significant business decisions related to the Caucharí-Olaroz Project. For further information, please see “Material Contracts – Amended Shareholders Agreement”.

The operations of Minera Exar are overseen by the Minera Exar Shareholders Committee and operations of PPG are overseen by the Company’s senior management team, which meet regularly to make decisions related to project operations and development. The Company works closely and is in constant communication with Minera Exar’s and PPG’s management, including Minera Exar’s and PPG’s CFOs. Under the Company’s oversight, in July 2017, Minera Exar and, in early 2024, PPG, implemented SAP’s accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Minera Exar established a Compliance Department which oversees the operations and financial reporting from a compliance perspective. The Company reviews Minera Exar’s and PPG’s financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of Minera Exar’s and PPG’s financial statements by the entities’ independent auditors as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit and Risk Committee. Minera Exar and PPG engage an independent internal controls consultant who performs the assessment and testing of its internal controls on an annual basis.

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(b) Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval in accordance with established authorization procedures. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorized signatories. Cash calls, equity contributions and loans to subsidiaries and Minera Exar are provided within the approved budgets and require the necessary authorizations from the Company’s officers to be processed.

(c) Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures, related party and other transactions and matters that are material to the Company including those of its material subsidiaries and co-ownership interest in Minera Exar.

(d) ICFR. The Company prepares its consolidated annual financial statements in accordance with IFRS, and prepares its consolidated interim financial statements in accordance with IFRS as applicable to the preparation of such interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The Company implemented, documented and established a team internally to test and report to management on internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the applicable requirements of IFRS. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

(e) Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the communication, preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Argentina. Further, the Company has internal controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by it in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(f) Risk Matrix. The Company maintains a risk matrix allowing its management to track various material risks concerning its business and operations, and those of its wholly owned subsidiaries and co-ownership interest in Minera Exar. The risk matrix assists with identifying negative trends for the identified material risk factors, to allow the Company to take proactive risk mitigation measures as needed.

(g) CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, the Company has developed internal procedures and responsibilities throughout the organization to provide reasonable assurance regarding the reliability of its financial reporting in accordance with IFRS. In addition, the Company has designed disclosure controls and procedures to provide reasonable assurance that information that may constitute material information is communicated to the appropriate individuals who review public documents and statements relating to the Company and its

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subsidiaries that disclose material information. This disclosure is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

(h) External Audit. As a result of the Company’s market capitalization, the Company is a “large accelerated filer” and the Company engaged its independent auditors to provide an attestation report relating to management’s assessment of ICFR for the year ended December 31, 2023, as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act.

Fund Transfers between the Company and the Company’s Subsidiaries and Associates

Differences in banking systems and controls between Canada, the Netherlands and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries and Minera Exar; advances in the form of intercompany loans or equity contributions to subsidiaries and Minera Exar; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries and investees. Capital structure and funding arrangements are established between the Company and the subsidiaries and investees, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

From time to time, Minera Exar as well as other Argentinean subsidiaries of the Company use the funds received by way of wire transfer in a bank account outside Argentina to acquire marketable securities outside Argentina, transfer such securities into Argentina, and then sell the securities in Argentina in exchange for local currency, thus accessing a higher implicit exchange rate than the exchange rate that would be applicable to wire transfers directly into a bank account opened with an Argentine bank. As the process to acquire, transfer and ultimately sell the marketable securities may occur over several days, including a mandatory holding period required by Argentine regulations, some fluctuations are expected.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. Additional training is provided as needed to new staff who will be working closely with their counterparts in Argentina.

Transactions with Related Parties

In addition to the co-ownership arrangement in the Caucharí-Olaroz Project with Ganfeng, the Company has one substantive related party relationship in respect of its co-ownership interest in Minera Exar. This is the Los Boros Option Agreement that Minera Exar entered into with a counterparty that is a company in which Franco Mignacco holds a material interest. Mr. Mignacco is a director of the Company, as well as the President of Minera Exar. The current business arrangements concerning the Los Boros Option Agreement were negotiated in 2016 by the Company and SQM on an arm’s length basis with the agreement counterparty. Minera Exar has also retained Magna Construcciones S.R.L., a company in which Franco Mignacco holds an interest, as well as a consortium of companies in which Magna Construcciones S.R.L. owns a 49% interest, to conduct certain construction and operations-related services for the

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Caucharí-Olaroz Project. Magna Construcciones SRL in joint venture with Excon Construcciones Ltda, has also been contracted to harvest the salt content to be deposited in the ponds under a five-year contract for a total amount of approximately US$68 million, excluding value added tax. Selection of the provider resulted from a lengthy tender process where Magna Construcciones SRL and Excon Construcciones SRL were selected based on an objective evaluation of the bid criteria for each of the bidders, including pricing, along with prior salt harvesting experience at a similar scale as that required for the project, the efficacy of each bidder’s workplan proposal, and past performance in delivering services for the project. All material transactions and contracts with related parties are reviewed and approved by the Audit and Risk Committee of the Company. For further information please see “Description of the Business – The Caucharí-Olaroz Project – Property Description, Location and Access”, “Directors and Officers – Conflicts of Interest” and “Interest of Management and Others in Material Transactions”.

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. Company management and the Board have full access to these records.

Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this AIF before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

Risks Related to Resource Development

Caucharí-Olaroz Project Commercial Production Risk

The Company and Ganfeng continue to actively oversee Minera Exar’s construction, advancement and ramp-up at the Caucharí-Olaroz Project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning, mine start-up and ramp-up. Most, if not all, projects of this kind suffer delays during these periods due to numerous factors, including late delivery of supplies and equipment and other supply chain interruptions, skilled labour shortages, adverse weather conditions, equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, scheduling delays, and delays in obtaining the required permits or approvals. Many of these risks are described in further detail in other risk factors in this AIF. Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that the Caucharí-Olaroz Project will successfully complete construction and/or ramp-up in production quantity and quality on schedule, or at all, that operating and sustaining costs will be consistent with the budget, or that Minera Exar’s activities will result in profitable mining operations. If the Company is unable to develop the Caucharí-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

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Further, the Caucharí-Olaroz Project is designed to produce battery-grade lithium carbonate. This requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, a reduction in revenues is expected as the pricing for non-battery grade lithium is generally lower as compared to battery-grade products.

Caucharí-Olaroz Construction and Ramp-up Risk

Construction and ramp-up at the Caucharí-Olaroz Project continue to progress towards completion. Construction and ramp-up timelines and costs are subject to variance due to a number of different factors, including, but not limited to, the availability of labour, supplies and equipment, the performance of suppliers and contractors, changes to designs or construction plans, weather conditions, any workforce accommodations, shipping delays, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this AIF. Minera Exar has experienced delays in the scheduled construction completion date of the Caucharí-Olaroz Project and there is a risk that it may do so again. In addition, costs of construction and ramp-up are dependent on the accuracy of prior estimates, and are prone to cost overruns and inflation. Minera Exar has increased the capital expenditure estimate for construction of the Caucharí-Olaroz Project and there is a risk of future increases in capital costs as Minera Exar nears the completion of construction and ramp-up. Changes to construction and ramp-up timelines and costs could have a significant effect on the financial prospects of the Caucharí-Olaroz Project and the Company. Given the inherent risks and uncertainties associated with the development of a new mine, there can be no assurance that construction and ramp-up will continue in accordance with current expectations or that related costs will be consistent with the budget, nor can there be any assurance that the ramp-up in production quality and quantity at the Caucharí-Olaroz Project will take place in accordance with current expectations, or that the Caucharí-Olaroz Project will operate as planned.

Caucharí-Olaroz Operations Risk

The Caucharí-Olaroz Project is located at 3,800 m above sea level, and its process relies on natural phenomena for the concentration of the brine. The mineral resource and mineral reserve estimates are based on limited data based on wide-spaced drilling that may not be representative of the deposit locally or in total. Lithium brine reservoirs are dynamic systems that may behave differently from what was modeled. Natural seasonal variation in climatic conditions can result in brine composition changes, and the productivity of the concentration process. Careful management through on-going monitoring of current conditions and forecasting based on historical data and ranges is used to manage the impact of seasonality and climate change on brine concentration levels.

The production operation requires multiple specialized functions and management of operating risk for the successful first-start, ramp-up, operation and maintenance of the site. Pond harvesting operations will allow for continued operations of the ponds and improved recovery but can result in damage to the pond systems. The lithium carbonate plant uses flammable solvents and natural gas for certain utilities and process operations. The risks associated with utilities and processing methods could result in loss of operating volume. The initial start-up and ramp-up of operations at site has an elevated risk versus normal operations. Additional support from equipment vendors, specialists, operating reviews and first-response training are being used to manage that risk, nevertheless to the extent that these risks are realized it would result in decreased performance of the project and reduce the financial return from the operation.

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Pastos Grandes Project Development Risk

The Company’s business strategy depends in part on developing the Pastos Grandes Project into a commercially viable operation. Whether a mineral deposit will be commercially viable depends on numerous factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

In connection with the Pastos Grandes Transaction, the Company also announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024. See “Description of the Business – Pastos Grandes Project – Recent Developments” for further details. There is no assurance that a development plan involving the Pastos Grandes Project will be completed on time, and that such development plan will be commercially viable.

Even if the Pastos Grandes Project was determined to be commercially viable, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Pastos Grandes Project is also subject to the development and operational risks described elsewhere in this AIF. Accordingly, If the Company is unable to develop the Pastos Grandes Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Product Price Risk

The ability to generate profitable operations on the Caucharí-Olaroz Project (if and to the extent the project is successfully completed and ramps-up in production quality and quantity) and the Pastos Grandes Project (if and to the extent the project is developed and enters commercial operation), will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates, and other geopolitical and global economic factors. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. Lithium prices have been volatile over the last several years, and have decreased significantly in 2023 and 2024 from their highs in 2022. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition, and could affect the value of the Company, its share price and the potential value of its properties.

Production Estimates

This AIF and the Company’s technical reports contain estimates relating to future production and future production costs for the Company’s projects. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and

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the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

Pandemic Risks, Armed Conflicts, Inflation and Other Risks

The residual effects of the COVID-19 pandemic, armed conflicts (including the Russian war in Ukraine, the war in Gaza and instability in the Middle East), inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on the Company’s operations, business and financial condition.

The impacts of the COVID-19 pandemic, and governmental response thereto, on global commerce have been (and to some extent continue to be) extensive and far-reaching. There has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has been restricted from time to time.

The precise impact of the emergence of new diseases or pandemics on the Company are uncertain. The rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which had direct impacts on businesses in Canada, the United States, Argentina and globally. Future disease outbreaks and pandemics (whether COVID-19 or otherwise) could again result in travel bans, work delays, disruptions to global trade, difficulties for contractors and employees to work at site, and diversion of management attention all of which in turn could have a negative impact on the Company’s operations and development projects, as well as the Company’s prospects generally. This may have a material adverse effect on the Company’s operations, business and financial condition.

These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, armed conflicts (including the wars in Ukraine and Gaza, and instability in the Middle East) and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on our operations, business and financial condition.

Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of lithium-based products, the ramp-up of the Caucharí-Olaroz Project and the development of the Company’s other projects, the terms and availability of financing, supply chain constraints and cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

General inflationary pressures may also affect the Company’s labour, commodity, and other input costs at operations. For example, in 2023, inflation in Argentina was 211%. While the Company attempts to manage the impacts of inflation through various mechanisms, there can be no assurance that these or other measures will be able to mitigate these impacts. This may have a materially adverse effect on the Company’s financial condition, results of operations and capital expenditures for the development of its projects.

Capital and Operating Cost Estimates and Project Economics

Our expected operating and other costs for the Caucharí-Olaroz Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Company’s cost estimates contained herein and in the Company’s technical reports may prove to be unreliable if the assumptions or estimates do not

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reflect actual facts and events. The Company estimates sustaining capital for the Caucharí-Olaroz Project based on equipment and fixed assets’ operational manuals, maintenance schedules and accumulated history of operating similar assets, but any of the following events, among other events and uncertainties, could affect the ultimate accuracy of such estimates: unanticipated changes in concentration or grade and volume of lithium metal to be extracted and processed; inaccurate or incomplete data on which engineering and processing assumptions are made; delay in wellfield development schedules; the accuracy of equipment cost estimates; labour and labour rate negotiations; changes in government regulation (including regulations regarding prices, costs of contractors, permitting and restrictions on production quotas on exportation of minerals); and macro-economic factors including (but not limited to) foreign exchange rates and inflation. In addition, information contained in the Caucharí TR, including (but not limited to) mineral extraction, processing and recovery operations, projected costs, and project economics for the Caucharí-Olaroz Project (including, for greater certainty, revenue, net present value, internal rate of return, cash flow, earnings and payback period) are presented as of the date of the Caucharí TR based on criteria, assumptions, estimates and other information available at the time and therefore may not reflect actual results and outcomes, updated project economics, capital costs and/or operating costs for the project. As a result, actual results may differ from those presented. See also “Description of the Business – Caucharí-Olaroz Project – Recent Developments – Construction, Development and Ramp-up Update”.

Acquisitions, Integration and Dispositions Risks

From time to time the Company examines opportunities to acquire and/or develop new lithium projects, assets and businesses, including the recent acquisitions of Millennial Lithium and Arena. Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

Any acquisitions and/or developments would be accompanied by risks, including the particular attributes of the Mineral Resources and Mineral Reserves and the political, regulatory, design, construction, labour, operating, technical, and technological risks associated with the acquisition target, as well as uncertainties relating to the availability and cost of capital, future lithium prices, and foreign currency rates. Furthermore, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio, available Mineral Resources and Mineral Reserves may prove to be below expectations, the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization, the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors, and the acquired business or assets may have unknown liabilities which may be significant. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.

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In the event that the Company chooses to raise debt capital to finance any such acquisition or development, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition or development, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition or development with its existing resources, which will limit the Company’s ability to invest such resources in its existing business.

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or developments.

As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

Permitting Risks

Although the Company has obtained all key permits for the development and production of the Caucharí-Olaroz Project and for exploration activities with respect to the Pastos Grandes Project, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out exploration, development and production at the Caucharí-Olaroz Project and the Pastos Grandes Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate. In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s prospects and business.

Geopolitical Factors and Activist Political Involvement

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Canada, its projects located in Argentina, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its partner for the Caucharí-Olaroz Project and a significant shareholder of the Company, based in China. Changes, if any, in mining, investment or other applicable policies or shifts

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in political attitude in any of the jurisdictions in which the Company (and in respect of Caucharí-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Further, in recent years there has been a substantial increase in political tensions among many jurisdictions, including between Canada and China. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy.

More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States, Canada and Argentina. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of actors from non-Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation and predominant connection to Canada and the United States through its stock exchange listings, shareholder base and board composition, while at the same time having a historical and continuing connection with Chinese-based Ganfeng as a financier and partner (and historically, as large shareholder). This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the United States, including the prospect of tax incentives. The Company is also having to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which the Company will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western parties in its business. The Company has and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates, including steps under this policy. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, but does expect that over time it will result in some internal changes within the Company and constrain its ability to undertake business opportunities with actors from non-Western countries.

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the co-owned Caucharí-Olaroz Project, which is ramping up in production quantity and quality and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee, and the Pastos Grandes Project, that is in the development planning stage. In connection with the proposed Pastos Grandes Transaction, the Company announced that Ganfeng, with support of the Company, will undertake preparation of a regional development plan for the Pastos Grandes basin, which includes the Pastos Grandes Project and the Sal de la Puna Project, and which is expected to be finalized by the end of 2024. Work to advance these projects requires the dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

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Co-Ownership Risks

The Company holds a 44.8% interest in the Caucharí-Olaroz Project, which it co-owns with Ganfeng who holds a 46.7% interest, with JEMSE holding an 8.5% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Caucharí-Olaroz Project, Minera Exar, the operating company for the Caucharí-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

As a result of closing the 2020 Caucharí Transaction, the Company holds a minority interest in the Caucharí-Olaroz Project relative to Ganfeng. Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company. In addition, the JEMSE acquired an 8.5% interest in the project pursuant to the JEMSE Option Agreement in April 2021, which increased the potential risks relating to the co-ownership arrangement on the Caucharí-Olaroz Project.

Lithium Market Growth Uncertainty

The ramp-up and further development of lithium operations at the Caucharí-Olaroz Project and the development of the Company’s other projects, including the Pastos Grandes Project are highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for ramp-up and/or development (as the case may be) of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium’s demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Emerging Market Risks

The Company’s interest in projects located in Argentina, including its 44.8% interest in Minera Exar and its Pastos Grandes Project expose it to risks associated with operating in an emerging market. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s interest in projects located in Argentina expose it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest, opposition or blockades; violent crime, sabotage, fraud, theft and vandalism; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed local contracting and purchase laws, including laws establishing,

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among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; changes in taxation policies (as described elsewhere in this AIF), practices, regulations and laws and the application thereof; underdeveloped industrial and economic infrastructure; surface land access issues; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; governmental imposed controls and restrictions in response to pandemics; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the then-government of Argentina re-nationalized YPF, the country’s largest oil and gas company. The occurrence of any such events may adversely affect the Company’s viability and financial condition. There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentine regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety. In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time. Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses. Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties. In addition, the aforementioned controls and regulations may restrict the Company’s movement of intercompany funding and payments to foreign suppliers at the Argentinean subsidiary level, which could adversely affect the Company’s ability to repatriate any profits.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

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To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the Board and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing construction and ramping up its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment and supplies; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning, mine start-up and ramp-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that it will achieve its commercial mine production schedule or targeted production quantities and/or qualities, or that its activities will result in profitable mining operations at its mineral properties.

Risks of Cost Estimations and Negative Operating Cash Flows

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs due pandemics, violent attacks on shipping vessels and other international events, which in turn are causing increased costs for supplies and equipment; increasing labour and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected mineral concentration or grade; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena;

Annual Information Form 2023

floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material adverse effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production levels at the Caucharí-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials. As such, actual production from brine-recovery projects may be less than in situ grades or quantities.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development and operation of the Company’s projects. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentine provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where the Caucharí-Olaroz Project is situated, and of Salta Province, where the Pastos Grandes Project is located, are supportive of the exploration and mining industry generally, and the Caucharí-Olaroz Project and Pastos Grandes Project in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Minera Exar in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by Minera Exar. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general

Annual Information Form 2023

development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

In Argentina, the far-right candidate Javier Milei won the presidential election in November 2023 and took office on December 10, 2023. His agenda included labour and tax reforms, the privatization of major state-owned companies, capital control reforms and the dollarization of the economy. These and other policy changes, if implemented, may cause significant volatility in the political, regulatory and economic environment and may adversely impact the Company’s operations and financial condition and accuracy of cost estimates and economic analysis of the Company’s projects. While the scope and pace of change, if any, in Argentina is not yet fully known, changes to existing mining policies, water use and ownership rights and royalties or other taxation levels, even if seemingly minor in nature, may adversely affect the Company’s operations, plans and financial condition.

Regulatory Oversight

The Company is experiencing heightened incidences of government-related regulatory oversight in respect of its business operations and transactions, which it believes is attributable in large part to government policy toward the critical minerals sector, geopolitical competition among Western and non-Western governments and the multijurisdictional nature of the Company, including in particular the interconnections between Chinese and North American ownership and commercial arrangements. Regulatory oversight to which the Company is or may in the future become subject, including in connection with matters related to government policy toward the critical minerals sector, may result in, among other things, the need for the Company to obtain any required regulatory approvals, as well as the imposition of orders, restrictions, conditions or sanctions on the Company that disrupt the conduct of its current or proposed future business and operations, such as the required divestiture of assets, limitations on business operations, limitation on business and other commercial relationships with third parties and other measures. Many of these matters are outside the control of the Company and there can be no certainty that any required regulatory approvals will be received or as to the nature and extent of any orders, restrictions, conditions or sanctions that may be imposed on the Company and the effect such orders, restrictions, conditions or sanctions may have on the business, operations, assets, business relationships and other commercial relationships, financial condition and prospects of the Company.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in Argentina. Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration, development and operation of the Company’s projects, or increase the risk

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of environmental liability associated with project operations. This in turn could have a material adverse effect on the Company’s business and operations.

Tailings Management Risks

Tailings are generally a potential environmental risk for mineral development and operating mining companies. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the locations of the Company’s properties, which are in arid, generally flat, and less populated regions of Argentina, and the design of the mine plans and processes to manage waste and water for the Caucharí-Olaroz Project, the Company believes that many of the risks associated with tailings management will be mitigated for the projects.

At the Caucharí-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Caucharí-Olaroz Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company’s control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations. The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

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Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Argentina, Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits, particularly in Argentina and during the global COVID-19 pandemic.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to develop and operate its projects.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this AIF are estimates only. Estimated tonnages and grades or concentration may not be achieved if the projects are brought into production; differences in grades or concentration and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, the economic analysis of its projects, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this AIF are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher confidence category.

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Project Opposition Risks

The Company’s projects, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Company’s mining projects could result in delays to developments, ramp-up or other plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Lack of Water Management Regulations for the Caucharí and Olaroz Salt Lakes

The salt lakes on which the Company’s Caucharí-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

As a result, the brine management regulations on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production in Argentina. Minera Exar and Sales de Jujuy S.A. (a subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Caucharí Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Going forward, the availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change, which could have a material adverse effect on the Company’s business.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Caucharí-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction, development and operation of the Caucharí-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop and ramp-up the Caucharí-Olaroz Project. All of this has the potential to have a material adverse effect on the projects, the Company’s operations and its financial prospects.

Climate Change Risks

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. The Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company has incorporated low carbon emissions in the design of its facilities at the Caucharí-Olaroz Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to

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the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as the Caucharí-Olaroz Project is dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects.

Risks Related to Our Business and Securities

Significant Shareholder and Commercial Relationship Risks

GM and Ganfeng each hold approximately 9.35% of the outstanding Common Shares. Ganfeng is also a co-owner of Minera Exar and Exar Capital, while GM possesses board nomination rights, oversight, demand registration and piggy-back registration rights and securities offering participation rights in respect of the Company pursuant to the Investor Rights Agreement. See “Material Contracts – GM Transaction Purchase Agreement” for additional details.

For as long as GM and Ganfeng directly or indirectly hold a significant interest in the Company, GM and Ganfeng may, on their own, be in a position to affect the Company’s operations and direction. In addition, as a result of GM’s and Ganfeng’s significant share holdings and GM’s investor rights, each entity may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the interests of GM and/or Ganfeng may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for the Company’s securities over the then current market price. The significant holdings of GM and Ganfeng could also create a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where GM and/or Ganfeng did not have the ability to influence or determine matters affecting the Company. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the Common Shares.

Risks Relating to the Pastos Grandes Transaction

The Pastos Grandes Transaction will be subject to satisfaction of certain conditions, including regulatory approvals of the People’s Republic of China and settlement of applicable transaction agreements. The Pastos Grandes Transaction may also be subject to certain conditions and other uncertainties, including,

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without limitation, regulatory risks with respect to foreign investment legislation, that are outside the control of the Company and there can be no certainty that all conditions to the Pastos Grandes Transaction will be satisfied or completed, that all approvals required to complete the Pastos Grandes Transaction will be received, or that the Pastos Grandes Transaction will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Pastos Grandes Transaction, and the Company will be responsible for certain costs related to the Pastos Grandes Transaction whether or not it is completed. All of the foregoing have the potential to have a material adverse effect on the projects, the Company’s operations and its financial prospects.

Risks Relating to the Separation Transaction

Following the completion of the Separation Transaction, there are risks associated with holding securities of the Company as an entity with an unproven track record on a standalone basis, and there can be no assurances as to the successful performance and operations or as to the financial condition of the Company as a separately traded public company, including in light of the reduced geographical and property portfolio diversification resulting from the Separation Transaction. In addition, there can be no certainty that the potential benefits of the proposed Separation will be realized.

In connection with the Separation Transaction, the Company has applied for and obtained certain advance income tax rulings in Canada and the United States. The Canadian tax ruling requested from Canadian tax authorities and received on July 12, 2023 requires, among other things, that the transfer of the Distribution Property comply with all requirements of the public company “butterfly” rules in section 55 of the Income Tax Act (Canada) (the “Tax Act”). Although the Separation Transaction was structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Separation Transaction is completed or that may not be within the control of the Company and/or Lithium Americas (NewCo). For example, under section 55 of the Tax Act, the Company and/or Lithium Americas (NewCo) will recognize a taxable gain on the transfer by the Company of the Distribution Property if: (i) a "specified shareholder" of the Company or of Lithium Americas (NewCo) disposes of Company or Lithium Americas (NewCo) shares (or property that derives 10% or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by the Company of the Distribution Property, (ii) there is an acquisition of control of the Company or Lithium Americas (NewCo) that is part of the series of transactions that includes the transfer by Lithium Americas (NewCo) of the Distribution Property, (iii) a person unrelated to the Lithium Americas (NewCo) acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of Lithium Americas (NewCo)), as part of the series of transactions that includes the transfer by Lithium Americas (NewCo) of the property acquired by Lithium Americas (NewCo) on the Separation Transaction that has a fair market value greater than 10% of the fair market value of all property received by Lithium Americas (NewCo) on the Separation, (iv) a person unrelated to the Company acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of the Company), as part of the series of transactions that includes the transfer by Lithium Americas (NewCo) of the Distribution Property, property retained by the Company on the Separation Transaction that has a fair market value greater than 10% of the fair market value of all property retained by the Company on the separation, or (v) certain persons acquire shares of the Company (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by Lithium Americas (NewCo) of the Distribution Property. If these requirements are not met, the Company and/or Lithium Americas (NewCo) would recognize a taxable gain in respect of the transfer by the Company of the Distribution Property to Lithium Americas (NewCo) as part of the Separation Transaction. If incurred, these tax liabilities could be substantial and could have a material adverse effect on the financial position of the Company and/or Lithium Americas (NewCo). Under the terms of the tax indemnity and cooperation agreement entered into between the Company and Lithium Americas (NewCo) in connection with the Separation Transaction (the “Tax Indemnity and Cooperation Agreement”), the Company and Lithium Americas (NewCo) would generally

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be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Separation Transaction or any related transaction to be treated in a manner inconsistent with the Canadian tax ruling.

To preserve the intended U.S. tax treatment pursuant to the Separation Transaction, for a period of time following the completion of the Separation Transaction, the Company may be prohibited, except in specific circumstances, from taking or failing to take certain actions. The foregoing restrictions may limit for a period of time the ability of the Company to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business.

Pursuant to the Tax Indemnity and Cooperation Agreement entered into between the Company and Lithium Americas (NewCo) in connection with the Separation Transaction, the parties agreed to a number of representations, warranties and covenants, including to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. In addition, the Tax Indemnity and Cooperation Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. Any indemnification claim against the Company could be substantial, may not be able to be satisfied and may have a material adverse effect upon the Company.

The separation of ownership and operation of the North American business unit (now held by Lithium Americas (NewCo)) as a result of the Separation Transaction, resulted in reduced diversification of the Company which, in turn, increases its net exposure to risks associated with its Argentina assets and operating environment. The Company and Ganfeng continue to actively oversee the advancement of final construction and ramp-up activities at the Caucharí-Olaroz Project. It is common for new mining operations to experience unexpected costs, problems and delays during construction, commissioning, mine start-up and ramping-up of operations. Most, if not all, projects of this kind suffer delays or additional cost requirement during these periods due to numerous factors. Many of these risks are described elsewhere in this AIF. On a stand-alone basis following the Separation Transaction, the Company is not in a position to re-direct funds it has transferred to Lithium Americas (NewCo) as part of the Separation Transaction. Although the Company expects to retain sufficient funds to cover cost increases or delays in revenue generation from the Caucharí-Olaroz Project, any unexpected material funding requirement, significant delay or decrease in lithium prices may require the Company to seek additional financing, which may not be available on attractive terms, it all. Any of delays, additional costs or persistent downward pressure on lithium prices could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that operating and sustaining costs of the Caucharí-Olaroz Project will be consistent with the budget, or that its activities will result in profitable mining operations. If the Company is unable to bring the Caucharí-Olaroz Project into a commercial and profitable operating mine, its business and financial condition will be materially adversely affected.

For additional information with respect to the Separation Transaction, including without limitation, additional risks related thereto, please refer to the Company’s management information circular dated June 16, 2023 available under its profile on SEDAR+ at www.sedarplus.com.

Risk of Future Losses and Lack of Profitability

The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Caucharí-Olaroz Project. Although the Company has cash on hand, the Company's ability to continue as a going concern and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing or other means (including, without limitation, strategic transactions)

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to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Risks of Existing Debt Financing

The Company is subject to substantive loan obligations pursuant to the Convertible Notes and the Indenture governing their issuance. Such loan obligations entail certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or approvals, or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize against the Company’s assets used to secure the debt. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it and considerations regarding negotiations of priorities and cross-default provisions if additional debt financing is pursued.

Indebtedness owing under its loan obligations could have other significant consequences on the Company, including: increasing the Company’s vulnerability to general adverse economic and industry conditions; requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limiting the Company’s flexibility in planning for, or reacting to, changes in its business; placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Financing Risks for Projects

The Company has significant capital requirements associated with the operation and/or development of its projects, as the case may be. The Company will require additional financing to support the development, construction, ramp-up and operation of its projects. The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued or, if new debt financing is obtained, result in additional or more onerous restrictions on the Company's business, and substantial interest and capital payments, and in the Company being more highly leveraged, which could have a material adverse effect on the Company's future prospects if it is unable to satisfy its debt obligations as they become due. The ability of the Company to arrange additional financing to support the development, construction, ramp-up and operation of its projects in the

Annual Information Form 2023

future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis, on favorable terms, or at all, may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition.

To support working capital, startup costs and manage foreign exchange risks, Minera Exar, the Company’s and Ganfeng’s subsidiary holding the Caucharí-Olaroz Project, obtained local loans and credit facilities collateralized with cash not included in the Company’s balance sheet. The loans are repayable in Argentine pesos and linked to US dollars. As of December 31, 2023, Minera Exar had US$235 million in local loans and credit facilities due, adjusted for the associated cash collateral, with US$199 million due in 2024 and US$36 million due in 2025 (at current foreign exchange rates, the loans would require approximately US$164 million). The Company’s portion of this debt is US$131 million based on its proportion of collateral (US$97 million at current exchange rates). The Company is also a guarantor with respect to some of these local loans. The Company and Ganfeng are in the process of finalizing a new unsecured line of credit to refinance a substantial portion of this local debt with longer maturity credit facilities. In addition, in response to changes in foreign exchange rates and regulations, the Company and Ganfeng have decided to collapse the portion of collateralized loans and repay the remaining balance. If the Company and Ganfeng are not successful in refinancing the loans on a timely basis, on favorable terms, or at all, the Company and Ganfeng would have to provide their own funds to support Minera Exar in repaying its debt obligation, which could have an effect on the Company’s business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know-how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and the Company anticipates that it will retain any future earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Annual Information Form 2023

Information Technology and Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Talent Risk

The Company highly values the contributions of its key personnel. The success of the Company continues to depend largely upon the performance of key officers, employees and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company’s growth potential and prospects. Additionally, the Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and currently has no plans to do so.

Currency Exchange Rate Risks

The Company transacts business primarily in U.S. dollars, Canadian dollars, and Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s projects are located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive. In addition, Argentina’s foreign exchange rates and inflation are subject to significant fluctuations and, at times, fluctuations in U.S. dollar to Argentine peso foreign exchange rate and inflation may not be aligned. A lower foreign exchange devaluation versus inflation rate could make property expenditures more expensive for the Company, and conversely a higher foreign exchange devaluation versus inflation rate could make such expenditures less expensive. While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration, development and operation business. Litigation

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related to environmental and climate change-related matters, ESG disclosure, and securities class actions arising from share price volatility is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. If the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become subject to conflicts of interest with the Company from time to time, including (without limitation) through association with other natural resource companies or otherwise (for example, through circumstances described under “Directors and Officers – Conflicts of Interest”).

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include, as appropriate, the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Share Price Risks

The Common Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration, development and production companies and other battery-metals stocks; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Common Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

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Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in this AIF are not citizens or residents of the United States. In addition, substantially all of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this AIF, which are obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. federal securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive requirements of Regulation S under the United States Securities Act of 1933, as amended, that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

Risks Relating to Passive Foreign Investment Company Status

Based on current business plans and financial expectations, the Company may be a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its current tax year and may be a PFIC for subsequent tax years. If the Company is a PFIC for any year during a U.S. taxpayer's holding period of Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of Common Shares or any so-called "excess distribution" received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective a qualified electing fund election under the Code (“QEF Election”) or makes a mark-to-market election under the Code (“Mark-to-Market Election”). Subject to certain limitations, such elections may be made with respect to Common Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the Common Shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of Common Shares of the Company.

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Proposed and Recently Enacted Tax and Other Legislation

The Company operates in countries with differing tax laws and tax rates. The Company’s tax reporting is supported by tax laws in, and the application of tax treaties between, the countries in which it operates. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating the Company’s provision and accruals for these taxes. Such changes could have a material adverse effect on the holders of shares of the Company or the Company’s business, financial condition and results of operations. The Company’s income tax reporting is subject to audit by tax authorities in the countries in which it operates. The Company’s effective tax rate may change from year to year, based on changes in the mix of activities and income earned among the different jurisdictions in which the Company operates, changes in tax laws in these jurisdictions, changes in the tax treaties between the countries in which the Company operates, changes in the Company’s eligibility for benefits under those tax treaties, and changes in the estimated values of deferred tax assets and liabilities, which could result in a substantial increase in the effective tax rate on all or a portion of the Company’s income.

Description of Capital Structure

Common Shares

Upon completion of the Separation Transaction, holders of the Company’s common shares prior to the Separation Transaction received one Common Share of the Company and one common share of Lithium Americas (NewCo) for each common share held immediately before the effective time of the Separation Transaction.

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, a total of 160,772,788 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. Other than the participation right held by GM and discussed in more detail under “Material Contracts – GM Transaction Purchase Agreement”, the Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled to all remaining property and assets of the Company on a share for share basis.

Annual Information Form 2023

Convertible Notes

The Convertible Notes are unsecured and bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027. The Convertible Notes continue to be governed by an indenture entered into between the Company and Computershare Trust Company, N.A., acting as trustee, as amended and as further described in “Material Contracts – Indenture”.

Upon the completion of the Separation Transaction, the Convertible Notes remained obligations of the Company.

Conversion

The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per US$1,000 principal amount of Convertible Notes. As a result of the Separation Transaction, pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 Common Shares of the Company per US$1,000 principal amount of the Convertible Notes (equivalent to a conversion price of approximately US$19.01 per Common Share) based on the trading prices of the Company Common Shares and Lithium Americas (NewCo) common shares over the preceding 10-trading day period. The Convertible Notes will be convertible at the option of holders, prior to the close of business on the business day immediately preceding October 15, 2026, only under certain circumstances and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, Common Shares or a combination thereof.

Pursuant to the Indenture, holders of Convertible Notes, at their election, were permitted to surrender Convertible Notes for conversion into Common Shares from the effective date of the Separation Transaction until approximately the 35th trading day after the effective date. No Convertible Notes were surrendered for conversion into Common Shares during such period.

Redemption

The Convertible Notes will not be redeemable at the Company’s option prior to December 6, 2024, except upon the occurrence of certain tax law changes. On or after December 6, 2024, the Convertible Notes will be redeemable at the Company’s option if the last reported sale price of the Common Shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Company will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with certain corporate events or during a redemption period.

Annual Information Form 2023

Voting

A meeting of holders may be called by resolution of the board of directors of the Company or by holders representing at least 10% of the aggregate principal amount of the Convertible Notes outstanding.

Each holder of one or more Convertible Notes is entitled to notice of and to attend any meetings of such holders.

Such meetings may be called at any time and from time to time for any of the following purposes: (a) to give any notice to the Company or to the trustee or to give any directions to the trustee permitted under the indenture, or to consent to the waiving of any default or event of default under the indenture and its consequences, or to take any other action authorized to be taken by Convertible Note holders pursuant to the indenture; (b) to remove the trustee and nominate a successor trustee; (c) to consent to the execution of an indenture or indentures supplemental to the original indenture; or (d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of the Convertible Notes under any other provision of the indenture or under applicable law.

For further details on the terms governing the Convertible Notes, please refer to the indenture described in “Material Contracts – Indenture” and filed on the Company’s SEDAR+ profile at www.sedarplus.com.

As at the date of this AIF, US$259 million aggregate principal amount of Convertible Notes which were issued as part of the Convertible Notes Offering in December 2021 remain issued and outstanding.

During the financial year ended December 31, 2023, none of the Company’s securities have received a rating from a rating organization.

Dividends and Distributions

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business.”

Market for Securities

Market

Prior to the Separation Transaction, the Common Shares of the Company were traded in Canada on the TSX and in the United States on the NYSE under the symbol “LAC”. Following the Separation Transaction, the Common Shares of the Company are traded in Canada on the TSX and in the United States on the NYSE under the symbol “LAAC”. The closing price of the Company’s Common Shares on the TSX on March 19, 2024 was $6.81, and on the NYSE was US$5.02.

Trading Price and Volume

The following table sets forth the high and low market prices, unadjusted and adjusted for the Separation Transaction that was completed on October 3, 2023, as well as the volume of the Common Shares traded on the TSX during the periods indicated.

Annual Information Form 2023

Month	Unadjusted		Adjusted		Volume
	High $	Low $	High $	Low $
January 2023	33.71	23.80	12.26	8.66	15,088,076
February 2023	36.21	30.19	13.17	10.98	17,602,979
March 2023	33.39	27.23	12.14	9.90	14,698,763
April 2023	29.77	24.90	10.83	9.06	11,707,049
May 2023	31.34	25.20	11.40	9.16	10,193,913
June 2023	28.92	25.53	10.52	9.28	7,426,048
July 2023	28.66	25.25	10.42	9.18	6,711,141
August 2023	26.58	21.80	9.67	7.93	7,113,587
September 2023	28.88	21.81	10.50	7.93	8,262,557
October 2023	22.79	7.66	10.60	7.66	6,331,339
November 2023	8.96	7.00	8.96	7.00	4,402,038
December 2023	8.82	6.97	8.82	6.97	8,005,542

Annual Information Form 2023

The following table sets forth the high and low market prices, unadjusted and adjusted for the Separation Transaction that was completed on October 3, 2023, as well as the volume of the Common Shares traded on the NYSE during the periods indicated.

Month	Unadjusted		Adjusted		Volume
	High US$	Low US$	High US$	Low US$
January 2023	25.30	17.58	9.20	6.39	58,994,235
February 2023	26.96	22.33	9.80	8.12	61,217,924
March 2023	24.55	19.78	8.93	7.19	46,249,591
April 2023	22.14	18.43	8.05	6.70	33,799,485
May 2023	23.32	18.60	8.48	6.76	35,417,452
June 2023	21.63	19.27	7.87	7.01	31,752,371
July 2023	21.72	19.06	7.90	6.93	31,290,934
August 2023	20.02	16.07	7.28	5.84	34,443,846
September 2023	21.40	16.12	7.78	5.86	45,841,825
October 2023	16.73	5.07	8.14	5.07	46,134,180
November 2023	6.52	5.14	6.52	5.14	26,281,769
December 2023	6.69	5.11	6.69	5.11	33,665,936

Annual Information Form 2023

Directors and Officers

Name, Occupation and Security Holding

The name, province or state and country of residence, position with the Company and principal occupation within the five preceding years for each of the directors and executive officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Common Shares Beneficially Owned, Controlled or Directed (Directly or Indirectly)
DIRECTORS
John Kanellitsas (Chair) Florida, U.S. Director since 2015 Executive Chairman(2)	See information provided under “Officers” below.
Samuel Pigott Ontario, Canada Director since Mar 2023 President and Chief Executive Officer(2)	See information provided under “Officers” below.
George Ireland Massachusetts, U.S. Independent Director since Nov 2015 Lead Independent Director

Founder, Chief Investment Officer and Chief Executive Officer of Geologic Resources Partners LLP (investment fund) since 2004.

Mr. Ireland has over 40 years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. Mr. Ireland founded Geologic Resource Partners in 2004 and serves as Chief Investment Officer and Chief Executive Officer. From 2000 to 2004, he was General Partner of Ring Partners, LP, a predecessor investment partnership to GRP. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland-Cliffs Inc, The Chase Manhattan Bank, ASARCO Inc. and VenturesTrident LP. Mr. Ireland graduated from the University of Michigan with a BS from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

3,256,186 Common Shares
Diego Lopez Casanello North Carolina, U.S. Independent Director since Oct 2023 Chair of the Sustainable Development Committee

Chief Executive Officer of Farmers Business Network, Inc. (farmer-to-farmer network and e-commerce platform) since March 2024; Managing Partner of Vidavo Ventures (venture capital firm focused on decarbonization technologies) since March 2022; Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021; Former President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from

50,000 Common Shares

Annual Information Form 2023

March 2019 to May 2021; former Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. Serving on the boards of Profile Products LLC since November 2021 (environmental solutions).

Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.

Robert Doyle British Columbia, Canada Independent Director since Oct 2023 Chair of the Audit and Risk Committee

Corporate Director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX-listed gold producer) since June 2022 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023; former Chief Financial Officer of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.

Mr. Doyle has over 20 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

4,500 Common Shares
Franco Mignacco Jujuy, Argentina Director since Sep 2015

President of Minera Exar since June 2013; Vice President of Los Boros S.A. (construction and property development company) since July 2015; Vice Chairman of Former LAC from June 2013 to July 2015. Mr. Mignacco is also a director of Full Circle Lithium Corp. (TSX-V listed, full-service battery material processing company focused on lithium and battery materials reintegration).

In 2021, Mr. Mignacco was appointed the President of the Argentine Chamber of Mining Entrepreneurs (CAEM). Mr. Mignacco resides in Argentina and holds an MBA from San Andres University and an honours degree in mining from Universidad Austral, both located in Buenos Aires.

2,230,119 Common Shares(4)
Calum Morrison British Columbia, Canada Independent Director since Oct 2023 Chair of the Governance, Nomination, Compensation and Leadership Committee

Corporate Director since February 2023, serving on the board of Snowline Gold Corp., former President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; former VP Business Development and Chief Financial Officer of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation; former Senior Commercial Lead, Corporate Development of Teck

15,000 Common Shares

Annual Information Form 2023

Resources Ltd. (leading copper, zinc, coal and energy producer) from June 2013 to October 2019.

Mr. Morrison has over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. He has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.

Monica Moretto British Columbia, Canada Independent Director since Mar 2024(3)

Vice President, Social Sustainability, Diversity, and Inclusion of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.

Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada.

4,265
OFFICERS
John Kanellitsas (Chair) Florida, U.S. Director since 2015 Executive Chairman(2)

Executive Vice Chair of the Company from November 2015 to present; President of the Company from March 2016 to August 2018; various roles with Former LAC from June 2013 to September 2015, most senior role of which was Chief Executive Officer.

Mr. Kanellitsas has over 25 years of experience in the investment banking and asset management industries. Mr. Kanellitsas co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco. Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

2,005,056 Common Shares

Annual Information Form 2023

Samuel Pigott Ontario, Canada Director since Mar 2024 President and Chief Executive Officer(2)

President and Chief Executive Officer since March 18, 2024; Head of Business Development, North America of Ganfeng from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles. Mr. Pigott holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University.

39,269 Common Shares
Alex Shulga British Columbia, Canada Vice President and Chief Financial Officer

Vice President and Chief Financial Officer since October 2023; Vice President Finance of the Company from April 2019 to October 2023; Director of Treasury and Administration of the Company from January 2018 to March 2019; Senior Manager Assurance at PwC from September 2012 to January 2018.

Mr. Shulga has approximately 20 years of experience in the mining sector focusing on financial reporting, compliance, budgeting, financings, business modelling, M&A, tax and treasury. Mr. Shulga is also a Director and Sponsorship Committee Chair of the Financial Executives International Vancouver Chapter. Mr. Shulga is a Chartered Professional Accountant (CPA) and a member of the Association of Chartered Certified Accountants (FCCA, UK).

12,855 Common Shares
Jose Aggio Tucuman, Argentina Vice President and Chief Human Resources Officer	Vice President and Chief Human Resources Officer since October 2023; Senior Director, Human Resources, Latin America of the Company from September 2022 to October 2023; independent consultant from February 2021 to September 2022; former Vice President Human Resources of YPF S.A. (leading energy company in Argentina). Mr. Aggio holds a law degree from the University of Buenos Aires.	0
Ignacio Celorrio Buenos Aires, Argentina Executive Vice President, Legal, Government and External Affairs

Executive Vice President, Legal, Government and External Affairs since October 2023, President, Latin America of the Company from February 2021 to October 2023, and prior to that Executive Vice President, International Affairs from October 2019 to January 2021; Partner at Alfaro Abogados from 2018 to 2020; Partner at Quevedo Abogados from 2015 to 2018; Board Member of CAEM (Cámara Argentina de Empresarios Mineros –Argentine Chamber of Mining Entrepreneurs) (until 2016); Vice President of the Australian- Argentine Industry and Commercial Chamber; Chair in Administrative Law at the Universidad del Museo Social Argentino.

Mr. Celorrio has over 25 years of experience counseling international clients in legal and institutional affairs in the mining sector. Through his practice, he has engaged with federal and provincial authorities, NGO’s and other civic society participants in every Argentine mining province, as well as several Canadian and Australian institutions. In addition to several legal associations, Mr. Celorrio has been a Board Member of CAEM for almost ten years and a direct participant in a

100,983 Common Shares

Annual Information Form 2023

majority of Argentinean mining companies associations. His extensive academic practice includes degrees from the Argentine Catholic University, Austral University and the University of Buenos Aires Law School.

Mariano Chiappori Buenos Aires, Argentina Vice President and Chief Operating Officer

Vice President and Chief Operating Officer since October 2023; Vice President Operations, Latin America of the Company from July 2022 to October 2023; independent consultant in the natural resource sector from March 2021 to June 2022; former Global Director Manufacturing and Supply Chain of FMC Corp. (now Livent USA Corp.) (leading lithium producer) from June 2019 to January 2021, having served in increasingly senior roles with the company since December 2012.

Mr. Chiappori has vast experience in business and project management with complex assets. He holds a BEng from the Universodad Nacional de La Plata and has completed several post graduate programs including Executive Development (IAE).

0
Vladimir Cvijetinovic British Columbia, Canada Vice President, Legal and Corporate Secretary

Vice President, Legal and Corporate Secretary since November 2023; Vice President, Legal and Investor Relations – Americas of Newcrest Mining Limited (leading gold mining company listed on the ASX and TSX, acquired by Newmont Corporation in November 2023) from March 2022 to November 2023; Vice President Legal and Corporate Secretary of Pretium Resources Inc. (TSX and NYSE – listed gold mining company, acquired by Newcrest in March 2022) from July 2016 to March 2022; prior thereto, practiced corporate and securities law at Blake, Cassels & Graydon LLP from June 2012.

Mr. Cvijetinovic holds a BCom (Accounting) and Juris Doctor degrees from the University of British Columbia, and is called to the British Columbia (practicing) and Alberta (non-practicing) Bars.

0
Carlos Galli Salta, Argentina Vice President, Growth and Innovation

Vice President, Growth and Innovation since October 2023; Senior Director Project Development, Latin America of the Company from February 2022 to October 2023; former independent consultant on lithium process evaluation and design with the Argentina offices of SRK Consulting U.S. (leading engineering firm); former Chief Operating Officer of Lithium S Corp (company focused on the technical development of lithium projects in Salta and Jujuy) from 2017 to 2019; former General Manager Operations of ADY Resources Ltd. from 2012 to 2017.

Mr. Galli has over ten years of experience leading and managing the development of various lithium brine operations in Argentina. Mr. Galli holds an Industrial Engineering degree from the Universidad de

0

Annual Information Form 2023

Buenos Aires, Argentina and an MBA and Master of Finance from EUDE Business School in Spain.

Notes:

(1)
The information as to province or state and country of residence and principal occupation has been furnished by the respective directors and executive officers individually.
(2)
The Company appointed Samuel Pigott as President and Chief Executive Officer effective on March 18, 2024, with Mr. Kanellitsas (the Company’s former President and Interim Chief Executive Officer) continuing in his role as Executive Chairman. Mr. Pigott was also appointed to the Company’s Board effective March 19, 2024.
(3)
Monica Moretto was appointed to the Board on March 19, 2024.
(4)
Includes 486,185 Common Shares held by Grupo Minero Los Boros S.A., of which Mr. Mignacco is a director.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 7,718,233 Common Shares representing approximately 4.8% of the issued and outstanding Common Shares (including Common Shares held by Geologic Resources Partners LLP). In addition, as of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over PSUs and/or RSUs to acquire an additional 2,029,792 Common Shares, DSUs to acquire an additional 437,898 Common Shares, and Options to acquire an additional 1,740,000 Common Shares, representing 7.2% the Company’s Common Shares on a fully-diluted basis (excluding conversion of Convertible Notes).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act

Annual Information Form 2023

in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The Board’s standing committees as at December 31, 2023 are as set out below. The committees and the composition of such committees, other than the appointment of Monica Moretto as a member of the Sustainable Development Committee on March 19, 2024, remain unchanged as at the date of this AIF.

Board Committee	Committee Members	Status
Audit and Risk	Robert Doyle (Chair) George Ireland Calum Morrison	Independent Independent Independent
Governance, Nomination, Compensation and Leadership Committee	Calum Morrison (Chair) George Ireland Robert Doyle	Independent Independent Independent
Sustainable Development Committee	Diego Lopez Casanello (Chair) Franco Mignacco John Kanellitsas	Independent Not Independent Not Independent

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and other lithium companies and mining companies. As such, it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

In addition, Minera Exar, entered into the following transactions with companies controlled by the family of its president, who is also a director of the Company:

▪
Los Boros Option Agreement on March 28, 2016.
▪
Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L. were US$3.0 million for the year ended December 31, 2023 (on a 100% basis).

Annual Information Form 2023

▪
Service agreement with a consortium owned 49% by Magna. The agreement entered into Q1 2022, is for servicing of the evaporation ponds at Caucharí-Olaroz over a five-year term, for total consideration of US$68 million (excluding value added tax).

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR+ and on the Company’s website.

Audit and Risk Committee Information

Audit and Risk Committee Charter

The charter of the Audit and Risk Committee is attached as Schedule “B” to this AIF.

Composition of the Audit and Risk Committee and Independence

The Company’s Audit and Risk Committee consists of Robert Doyle (Chair), George Ireland and Calum Morrison. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit and Risk Committee are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit and Risk Committee are “financially literate”.

Based on their business and educational experiences, each Audit and Risk Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. In addition, a majority of the members of the Audit and Risk Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

Rob Doyle

Mr. Doyle has over 20 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle was the Chief Financial Officer of Pan American Silver Corp. (TSX and NASDAQ-listed mining company with a market capitalization of approximately $6.7 billion) from January

Annual Information Form 2023

2004 until retiring in March 2022. Mr. Doyle is a director and Chair of the Audit Committees of Faraday Copper Corp. (TSX-listed exploration company) and Orezone Gold Corporation (TSX-listed gold mining company), and was formerly a director and Chair of the Audit Committee of Maverix Metals Inc. He also serves as a board member and co-chair of the Investment and Finance Committee of The Nature Trust of BC, a non-profit conservation organization. In 2019, Mr. Doyle was recognized as British Columbia’s CFO of the Year by “Business in Vancouver” for large public companies. Mr. Doyle holds a BSc of Finance and a Graduate Diploma in Accounting from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

George Ireland

Mr. Ireland has over 35 years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital. He founded Geologic Resource Partners LLP in 2004 and serves as the Chief Investment Officer and Chief Executive Officer. Prior to that, from 2000 to 2004 he was the General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP. Mr. Ireland graduated from the University of Michigan with a Bachelor of Science degree from the School of Natural Resources, and is a Fellow in the Society of Economic Geologists.

Calum Morrison

Mr. Morrison is a finance professional with over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. Mr. Morrison previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (a TSXV-listed royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc., and as Vice President, Business Development and Chief Financial Officer of Great Bear Resources Ltd. (a TSXV-listed precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation. Prior to these roles, Mr. Morrison was the Senior Commercial Lead, Corporate Development of Teck Resources Ltd. (TSX and NYSE-listed leading copper, zinc, coal and energy producer) from June 2013 to October 2019. Mr. Morrison has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.

Audit and Risk Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit and Risk Committee has not made any recommendations to nominate or compensate an external auditor that were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption

Annual Information Form 2023

for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit and Risk Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Chair reporting the pre-approval(s) to the Audit and Risk Committee at the Committee’s meeting subsequent to said approval(s).

Annual Information Form 2023

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2023 and 2022:

	2023	2022
Audit fees(1)	$1,600,500	$652,543
Audit-related fees(2)	-	-
Tax fees(3)	$170,300	$157,330
All other fees(4)	$6,440	$1,440
Total	$1,777,240	$811,313

Notes:

(1)
The aggregate audit fees billed by the Company’s auditor.
(2)
Audit-related fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees.
(3)
The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(4)
All other fees represent fees for a subscription to accounting publications and services related to the Extractive Sector Transparency Measure Act in Canada.

Legal Proceedings and Regulatory Actions

The Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which are expected to have a material adverse effect on the Company or its business. Management of the Company is not aware of any material legal proceedings to which the Company may be a party, which are contemplated by governmental authorities or otherwise.

Interest of Management and Others in Material Transactions

Other than as a result of to the interest of certain directors and officers of the Company in securities of the Company exchanged in connection with the Separation Transaction discussed herein, management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, its subsidiaries or co-ownership interests, except for those described below.

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other engaged companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company but, rather, may be offered to a company with competing interests. The directors and officers of the Company are required by law to act honestly and in good faith

Annual Information Form 2023

with a view to the best interests of the Company and to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Company during its most recently completed financial year or previous to it that are still in effect.

1.
the limited recourse subordinated loan agreement dated October 30, 2018, between the Company and Ganfeng (the “Limited Recourse Loan Facility”), as described in “- Limited Recourse Loan Facility” below;
2.
the Amended Shareholders Agreement, as described in “Description of the Business – Mineral Properties – Caucharí-Olaroz Project – Recent Significant Events” above, and “- Amended Shareholders Agreement” below;
3.
the Indenture, as amended by the first supplemental indenture dated October 3, 2023, and as described in “- Indenture” below;
4.
the GM Transaction Purchase Agreement, as described in “- GM Transaction Purchase Agreement” below;
5.
the Investor Rights Agreement, as described in “- GM Transaction Purchase Agreement” below;
6.
the Arrangement Agreement, as described in “General Development of the Business – Recent Developments”;
7.
the Ganfeng Lock-up Agreement, as described in “- Ganfeng Lock-up Agreement” below; and
8.
the Tax Indemnity and Cooperation Agreement as described in “Description of the Business – Risk Factors – Risks Related to the Separation Transaction”.

Copies of the above material contracts are currently available on the Company’s profile on SEDAR+ at www.sedarplus.com.

Limited Recourse Loan Facility

On October 30, 2018, the Company (as borrower) and Ganfeng (as lender) entered into an unsecured Limited Recourse Loan Facility, pursuant to which Ganfeng agreed to lend US$100 million to the Company at an interest rate equal to the 6-month LIBOR + 5.5% per annum, subject to a maximum of 10% per annum, with a due date of December 31, 2025. As of December 31, 2021, the Company had drawn US$24.7 million on the loan facility. In February 2022, the outstanding balance of the Limited Recourse Loan Facility together with accumulated interest was repaid in full to the lender pursuant to the Company’s right of repayment at any time without penalty. The remaining undrawn availability under the Limited Recourse Loan Facility as of December 31, 2023, is US$75 million.

Annual Information Form 2023

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital entered into a Shareholders Agreement to govern the Company’s and Ganfeng’s interests in Minera Exar and Exar Capital and the funding and development of the Caucharí-Olaroz Project. The Shareholders Agreement was amended in 2019, and amended and restated in August 2020 for the 2020 Caucharí Transaction.

The Amended Shareholders Agreement entered into on August 27, 2020 by the Company, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

▪
the parties’ respective rights regarding ownership interests in Minera Exar and Exar Capital;
▪
requirements for funding and development of the Caucharí-Olaroz Project, and rights and obligations of parties upon a failure to fund, including dilution of interest under certain circumstances;
▪
the formation of the Minera Exar Shareholder Committee to direct the business and affairs of Minera Exar, comprised of three representatives of Ganfeng and two representatives from the Company;
▪
the composition of the board of directors of Minera Exar, being two representatives of Ganfeng and one representative of the Company;
▪
the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of the Company;
▪
an 80% approval threshold for the Minera Exar Shareholders Committee to approve a number of material corporate actions, thereby providing protection to the Company as a minority shareholder in Minera Exar, such approvals of material corporate actions including but not limited to the following: (i) programs and budgets, and changes thereto or to contributions required to be made by the parties; (ii) issuances of securities or restructuring transactions involving Minera Exar and Exar Capital; (iii) any sale, transfer or other disposition of an ownership interest in Minera Exar or Exar Capital; (iv) changes to the composition of the Minera Exar Shareholder Committee or the board of directors of Minera Exar or Exar Capital; (v) material changes to terms contemplated by the agreement with JEMSE; (vi) any change to development activities that would materially delay the expected timeline for the Caucharí-Olaroz Project to reach commercial production; and (vii) debt or guarantees above certain thresholds; and
▪
the obligation of each party to purchase its pro rata share of production from the Caucharí-Olaroz Project.

Indenture

On December 6, 2021, the Company entered into an indenture with Computershare Trust Company, N.A., as trustee, as amended on October 3, 2023 by a first supplemental indenture to reflect the name change to “Lithium Americas (Argentina) Corp.” The Indenture sets out the terms and conditions upon which the Convertible Notes are authenticated, issued and delivered. The Indenture was entered into in connection with the Company’s private placement offering of an aggregate of US$258,750,000 principal amount of Convertible Notes. Please see "General Development of Business – Recent Developments – Corporate Developments” for further details regarding the Convertible Notes Offering and “Description of Capital Structure – Convertible Notes” for further details regarding the material characteristics of the Convertible Notes.

GM Transaction Purchase Agreement

On January 3, 2023, the Company announced that it entered into the GM Transaction Purchase Agreement pursuant to which GM agreed to make a US$650 million equity investment in the (pre-Separation Transaction) Company. The investment is comprised of two tranches, with the US$320 million first tranche

Annual Information Form 2023

investment (“Tranche 1”) for subscription receipts convertible into Common Shares and warrants having been completed, and the US$330 million second tranche investment (“Tranche 2”) contemplated to be invested in Lithium Americas (NewCo) following the Separation Transaction.

Tranche 1 of the GM Transaction was structured through the initial issuance of 15,002,243 subscription receipts by the Company to GM, whereby each subscription receipt, upon satisfaction of certain escrow release conditions, automatically converted into one unit comprised of one Common Share and 79.26% of one Common Share purchase warrant (each whole warrant, a “Tranche 2 Warrant”) with each Tranche 2 Warrant exercisable into one Common Share prior to the Separation Transaction at a price of US$27.74 or, following the Separation Transaction, into one common share of Lithium Americas (NewCo) at a price to be adjusted for the Separation Transaction for a term of 36 months from the date of issuance.

Tranche 1 was completed on February 16, 2023. The conversion of the subscription receipts resulted in the issuance of all shares issuable for Tranche 1 and, through the shares issuable upon exercise of the Tranche 2 Warrants, the allocation of all shares issuable under the Tranche 2 subscription. At such time, the Company and GM entered into a Tranche 2 subscription agreement that provided for the purchase of approximately US$330 million of Common Shares at the prevailing market price, to a maximum of US$27.74 per share (adjusted for the Separation Transaction, if applicable). As a result, Tranche 2 would be implemented either through the exercise of the Tranche 2 Warrants or a purchase of shares under the Tranche 2 subscription agreement (which would result in the automatic termination of the Tranche 2 Warrants). In connection with the escrow release and the issuance of the shares under Tranche 1, the Company also entered into an offtake agreement with GM (the “Offtake Agreement”) pursuant to which the Company agreed to supply GM with lithium carbonate production from Phase 1 of production from the Thacker Pass Project. In connection with the Separation Transaction, GM’s Offtake Agreement was assigned to Lithium Americas (NewCo) along with the remainder of the proceeds from Tranche 1, and the Tranche 2 Warrants and the Tranche 2 subscription agreement ceased to have effect with respect to the Company, in accordance with their terms.

In addition, in connection with the escrow release and the issuance of the shares under Tranche 1, the Company and GM entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, GM was required to “lock-up” their securities until the later of (i) one year after the Separation Transaction, or (ii) the earlier of (a) six months after the closing of Tranche 2, or (b) the date Tranche 2 is not completed in accordance with its terms. In addition, GM has certain Board nomination rights, oversight, and demand registration and piggy-back registration rights and securities offering participation rights, and is also subject to a standstill limitation whereby it is not able to increase its holdings beyond 20% of the issued and outstanding Common Shares until a period that is the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 as outlined in the Offtake Agreement.

Ganfeng Lock-up Agreement

On October 2, 2023, the Company, Lithium Americas (NewCo) and Ganfeng, which holds 15,000,000 common shares of the Company representing 9.35% of the Company’s issued and outstanding share capital as of the date hereof entered into a lock-up agreement (the “Ganfeng Lock-up Agreement”). Pursuant to the Ganfeng Lock-Up Agreement, Ganfeng agreed to, among other things, not transfer any of the common shares of the Company or Lithium Americas (NewCo) issued to Ganfeng pursuant the Separation Transaction for the 18 months following the effective date of the Separation Transaction, except as expressly permitted by the Ganfeng Lock-Up Agreement, and to abide by the other restrictions and covenants set out in the agreement.

Annual Information Form 2023

Interests of Experts

Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat. and Marek Dworzanowski, C.Eng., Pr.Eng., prepared the Caucharí TR. Each of the aforementioned persons is a QP for the purposes of NI 43-101.

Frederik Reidel, CPG, a QP for the purposes of NI 43-101, prepared the Pastos Grandes TR.

All technical and scientific information contained in this AIF other than that derived from the Caucharí TR and the Pastos Grandes TR has been reviewed and approved by Ernest Burga, P.Eng., a QP for the purposes of NI 43-101.

As at the date of this AIF, to the knowledge of the Company, Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., and Frederik Reidel, CPG, collectively hold less than one percent of the outstanding securities of the Company or of any of the Company’s associates or affiliates.

The Company’s independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued a Report of Independent Registered Public Accounting Firm dated March 20, 2024 in respect of the Company’s consolidated financial statements as at December 31, 2023 and December 31, 2022 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2023. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans are contained in the management proxy circular for the most recent annual general and special meeting of the Company, which is available on SEDAR+ at www.sedarplus.com.

Additional financial information is contained in the Company’s annual consolidated financial statements and MD&A as at and for the years ended December 31, 2023 and 2022, which are available on SEDAR+ at www.sedarplus.com. Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.com.

Additional information contained on the Company’s website or under its SEDAR+ profile or in other documents referred to in this AIF is not incorporated by reference herein and does not form part of this AIF unless otherwise specifically stated.

Schedule “A”
DEFINITIONS

The defined terms and abbreviations set forth below have the following meanings in this AIF:

“2020 Caucharí Transaction” means the transactions between the Company and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng increased its interest in Minera Exar to 51% and the Company decreased its interest to 49%;

“°C” means degrees Celsius;

“Additional Property” has the meaning given to that term under “Description of the Business – Pastos Grandes Project – Detailed Property Description – Mineral Tenure”;

“AIF” means Annual Information Form;

“Amended Credit Facility” means the amended and restated credit and guarantee agreement dated July 14, 2017 between the Company (as borrower), 2265866 Ontario Inc., Lithium Nevada Corporation and KV Project LLC (as guarantors), Ganfeng and Bangchak (as lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. collateral agent for the lenders);

“Amended Shareholders Agreement” means the amended and restated Shareholders Agreement dated August 27, 2020 between the Company, 2265866 Ontario Inc. and Ganfeng;

“Arena” means Arena Minerals Inc.;

“Arena Shares” means common shares in the capital of Arena;

“Arena Transaction” has the meaning given to that term under “General Development of the Business – Recent Developments – Other Investments and Acquisitions”;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“Arrangement Agreement” hast the meaning give to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“ASA” means Alex Stewart Assayers;

“Atacama Water” means Atacama Water Consultants;

“Bangchak” means BCP Innovation PTE. Ltd.;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board” means the board of directors of the Company;

“Caucharí-Olaroz Project” means the Company’s Caucharí-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina;

“Caucharí-Olaroz Project Investment” means the transactions between the Company and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and the Company decreased its interest to 50%;

“Caucharí TR” means the technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” with an effective date of September 30, 2020;

“Centaur” means Centaur Resources Ltd.;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“Code” has the meaning given to that term under “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Risks Relating to Passive Foreign Investment Company Status”;

“Common Shares” means the common shares of the Company. References in this AIF to “Common Shares” prior to the completion of the Separation Transaction on October 3, 2023, pertain to common shares of the Company pre-completion of the Separation Transaction, while references in this AIF to “Common Shares” following the completion of the Separation Transaction on October 3, 2023, pertain to common shares of the Company upon and following the completion of the Separation Transaction;

“Company” means Lithium Americas (Argentina) Corp., formerly Lithium Americas Corp. prior to the completion of the Separation Transaction, and prior thereto, Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“Convertible Notes” means convertible senior notes of the Company which are unsecured, bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027;

“Convertible Notes Offering” means the private placement offering of an aggregate of US$258,750,000 principal amount of Convertible Notes in connection with the issuance of US$225,000,000 aggregate principal amount of Convertible Notes on December 6, 2021, and the issuance of an additional US$33,750,000 aggregate principal amount of Convertible Notes pursuant to an exercise by the initial purchasers of an over-allotment option on December 9, 2021;

“Corelabs” means Core Laboratories-Petroleum Services;

“COVID-19” means the COVID-19 coronavirus;

“COVID Protocol” means the operating protocol for Minera Exar in respect of COVID-19;

“CRA” means Canada Revenue Agency;

“CSAMT” means Controlled Source Audio Magnetotellurics survey;

“DBSA” means Daniel B. Stephens & Associates, Inc.;

“Decree 7751” has the meaning given to that term under “Description of the Business – Environmental Protection”;

“Distribution Property” means (i) all of the Company’s shares of Thacker Pass Co, (ii) the Company’s receivable from Thacker Pass Co, (iii) all of the Company’s shares of Green Technology Metals Limited; (iv) all of the Company’s shares of Ascend Elements, Inc., (v) the portion of the Company’s workforce in- place that will become directors, officers and employees of Lithium Americas (NewCo), (vi) the “Lithium Americas” business name, all intellectual property rights related thereto, and all associated stationery, logos, signage and domain names, (vii) the Offtake Agreement, (viii) the balance of the net proceeds of the Tranche 1 subscription price, and (ix) US$75,000,000 of cash to establish sufficient working capital of Lithium Americas (NewCo) (such amount subject to certain adjustments);

“DSUs” means deferred share units of the Company;

“Eramet” means Eramet SA;

“Eramine” means Eramine Sudamerica SA, a subsidiary of Eramet;

“ESG” has the meaning given to that term under “Description of the Business – ESG Approach”;

“Exar Capital” means Exar Capital, B.V., the Company’s 49%-owned investee incorporated under the laws of the Netherlands through which the Company and Ganfeng provide financing to Minera Exar for the purpose of advancing the construction of the Caucharí-Olaroz Project;

“Final Agreement” has the meaning given to that term under “Description of the Business – Pastos Grandes Project – Detailed Property Description – Mineral Tenure”;

“Former LAC” means Lithium Americas Corp. which company became a wholly owned subsidiary of the Company pursuant to the statutory plan of arrangement between the Company and Former LAC, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC, which closed in September 2015;

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.;

“Ganfeng Lock-up Agreement” has the meaning given to that term under “Material Contracts – Ganfeng Lock-up Agreement”;

“Green Technology " means Green Technology Metals Ltd., a company incorporated in Australia;

“GM” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“GM Transaction” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“GM Transaction Purchase Agreement” has the meaning given to that term under “General Development of the Business – Recent Developments – Corporate Developments”;

“GSA” means Geosystems Analysis;

“HSU” means hydrostratigraphic unit;

“ICFR” means Internal Control Over Financial Reporting;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, a set of international accounting standards stating how particular types of transactions and other events should be reported in financial statements;

“Initial Feasibility Study” means an initial Mineral Reserve estimate and mine plan Former LAC completed on the Caucharí-Olaroz in 2012;

“Investor Rights Agreement” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“IRR” means internal rate of return;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE Option Agreement” means the Share Acquisition Option Execution Agreement entered into by JEMSE, the Company and Ganfeng dated August 26, 2020, pursuant to which JEMSE acquired an 8.5% equity interest in the Caucharí-Olaroz Project in April 2021 in exchange for providing management services to develop the Caucharí-Olaroz Project;

“km” means kilometre;

“km2” means square kilometre;

“kV” means kilovolt;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Li” means lithium;

“Limited Recourse Loan Facility” has the meaning given to that term under “Material Contracts”;

“LiTDC” means the Lithium Technical Development Center;

“Lithium Americas (NewCo)” has the meaning given to that term under “Corporate Structure of the Company – Name, Address and Incorporation”;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Minera Exar and Los Boros entered into on March 28, 2016;

“LSC Lithium” means LSC Lithium Corporation;

“m” means metre;

“m3” means cubic metre;

“Mark-to-Market Election” has the meaning given to that term under “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Risks Relating to Passive Foreign Investment Company Status”;

“masl” means metres above sea level;

“MD&A” means management discussion and analysis;

“mg/L” means milligrams per litre;

“Millennial Arrangement” means an arrangement among the Company, Millennial Lithium and the securityholders of Millennial Lithium on the terms and subject to the conditions set out in a plan of arrangement under section 288 of the BCBCA, the terms of which were agreed to between the Company and Millennial Lithium by way of an arrangement agreement dated November 17, 2021 and approved by the Supreme Court of British Columbia in a final order dated January 11, 2022;

“Millennial Lithium” means Millennial Lithium Corp.;

“Millennial Shares” means common shares in the capital of Millennial Lithium.;

“Millennial Transaction” means the acquisition of 100% of the issued and outstanding Millennial Shares pursuant to the Millennial Arrangement on January 25, 2022 and the completion of the final step of the Millennial Arrangement on January 26, 2022;

“Minera Exar” means Minera Exar S.A., the Company’s 44.8%-owned investee, which is incorporated under the laws of Argentina, through which the Company holds its interest in the Caucharí-Olaroz Project;

“Minera Exar Shareholders Committee” means the shareholders committee of Minera Exar, which is responsible for the oversight of Minera Exar;

“Mineral Resource Update 2019” means the technical report entitled “Updated Mineral Resource Estimate for the Caucharí-Olaroz Project, Jujuy Province, Argentina” with an effective date of March 1, 2019;

“mm” means millimetre;

“Mt” means million tonnes;

“MW/h” means Megawatts per hour;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NPV” means net present value;

“NYSE” means the New York Stock Exchange;

“Offtake Agreement” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“Options” means options to purchase Common Shares of the Company;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“ppm” means parts per million;

“PFS” means a pre-feasibility study;

“Pastos Grandes Project” means the Company’s Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina, which was acquired in connection with the Millennial Transaction;

“Pastos Grandes Properties” has the meaning given to that term under “Description of the Business – Pastos Grandes Project – Detailed Property Description – Mineral Tenure”;

“Pastos Grandes TR” means the technical report entitled “NI 43-101 Technical Report: Lithium Resource Update Pastos Grandes Project, Salta Province, Argentina” with an effective date of April 30, 2023, and prepared by Frederik Reidel, CPG, of Atacama Water;

“Pastos Grandes Transaction” has the meaning given to that term under “Corporate Structure of the Company – Intercorporate Relationships”;

“PPG” means Proyecto Pastos Grandes S.A., the Company’s wholly-owned subsidiary, which is incorporated under the laws of Argentina, through which the Company holds its interest in the Pastos Grandes Project;

“PSUs” means performance share units of the Company;

“Pt” means total porosity;

“PwC” means PricewaterhouseCoopers LLP;

“QA/QC” means quality assurance and quality control;

“QEF Election” has the meaning given to that term under “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Risks Relating to Passive Foreign Investment Company Status”;

“QP” means a qualified person as defined under NI 43-101;

“RBRC” means relative brine release capacity;

“RC” means reverse circulation;

“REMSA” has the meaning given to that term under “Description of the Business – Pastos Grandes Project – Detailed Property Description – Mineral Tenure”;

“RSUs” means restricted share units of the Company;

“Sal de la Puna Project” means the Sal de la Puna lithium brine mineral project located in the Province of Salta in Northwest Argentina, in which the Company acquired a 65% interest in connection with the Arena Transaction;

“Salar de Pastos Grandes” has the meaning given to that term under “Description of the Business – Pastos Grandes Project – Detailed Property Description – Property Description and Location”;

“SEC” means the U.S. Securities and Exchange Commission;

“Separation Transaction” has the meaning given to that term under “Corporate Structure of the Company – Name, Address and Incorporation”;

“SgeMS” means Stanford Geostatistical Modeling Software;

“Shareholders Agreement” means the shareholders agreement between the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital dated October 25, 2018;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Caucharí-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means, in relation to the Caucharí-Olaroz Project, the initial 40,000 tpa of lithium carbonate capacity covered in the Caucharí TR;

“Sy” means specific yield;

“t” means tonne;

“Tax Act” has the meaning given to that term under “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the Separation Transaction”;

“Tax Indemnity and Cooperation Agreement” has the meaning given to that term under “Description of the Business – Risk Factors – Risks Related to Our Business and Securities – Risks Relating to the Separation Transaction”;

“TEM” means Time Domain or Transient Electromagnetic Survey;

“Thacker Pass Project” or “Thacker Pass” means the Company’s former lithium project property located in Humboldt County, Nevada. The Thacker Pass Project is held by Lithium Americas (NewCo) following completion of the Separation Transaction;

“tpa” means tonnes per annum;

“tpd” means tonnes per day;

“Tranche 1” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“Tranche 2” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“Tranche 2 Warrant” has the meaning given to that term under “Material Contracts – GM Transaction Purchase Agreement”;

“TSX” means the Toronto Stock Exchange;

“U.S.” means the United States of America;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time; and

“VES” means a Vertical Electrical Sounding Survey.

Schedule “B”
AUDIT AND RISK COMMITTEE CHARTER

See attached.

AUDIT AND RISK COMMITTEE CHARTER

October 2023

I. Purpose

The Audit and Risk Committee (the “Committee”) of the board of directors (the “Board”) of Lithium Americas (Argentina) Corp. (“Lithium Argentina” or the “Company”) is responsible for the oversight of accounting and financial reporting processes, financial statement audits and risk management functions. The primary objectives of the Committee are to:

A.
Overseeing the integrity of the Company’s financial statements and reviewing the Company’s financial disclosure and reporting;
B.
Overseeing the integrity and performance of the Company’s internal audit processes, including the internal audit function;
C.
Monitoring the qualifications, independence and performance of the Company’s external auditor (the “Auditor”);
D.
Reviewing the integrity and effectiveness of the Company’s systems of internal controls for reporting on the Company’s financial condition;
E.
Monitoring Management’s compliance with legal and regulatory requirements as it relates to financial and reporting matters; and
F.
Overseeing certain risk management systems and practices adopted by the Company.

II. Composition

A.
The Committee will be composed of at least three Directors.
B.
All Committee members shall be independent in accordance with the requirement of Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and the rules of the New York Stock Exchange.
C.
All Committee members will be financially literate as defined by applicable legislation, as determined by the Board. If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period to achieve the required level of literacy.
D.
At least one member of the Committee must have accounting or related financial management expertise, as determined by the Board.
E.
At least one member of the Committee must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have accounting or related financial management expertise.
F.
No member of the Committee may serve simultaneously on the Audit Committee of more than two other public companies without prior approval of the Board.
G.
The Board, at its organizational meeting held in conjunction with each annual general shareholders meeting, will appoint a Chair and the other Committee members for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee with Independent Directors.
H.
The Secretary of the Committee shall be elected by its members.
I.
A member shall cease to be a member of the Committee upon ceasing to be a Director of the Company.

III. Definitions

"Director” means a member of the Board.

“Financial Executive” means the Chief Financial Officer (“CFO”) and their direct reports responsible for financial or internal audit functions of the Company, holding the title of Executive Vice President, Senior Vice President and Vice President.

“Management” means Company employees who directly report to the Chief Executive Officer (“CEO”) or CFO, have an Executive Vice President or Senior Vice President title, or other Officers of the Company.

“Officer” means a Company employee appointed by the Board or CEO in accordance with the Company’s Articles.

“Workforce” means all Company employees, consultants and anyone working at a Company project, operation or office.

IV. Committee Responsibilities

To fulfill the mandate and responsibilities of the Committee, the Committee shall, with respect to:

A.
Financial Statement and Financial Disclosure
i.
Review (with the Auditor and Management), prior to recommending to the Board for its approval, the following:
a)
The audited annual and unaudited quarterly financial statements, including the notes thereto;
b)
Management’s Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;

c)
Any report of the Auditor, letter from the Auditor to Management or any other expert report or opinion obtained by the Company in connection with financial statements;
d)
The accounting treatment of any transactions that are material or not in the normal course of the Company’s business;
e)
Any major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies;
f)
The nature and substance of significant accruals, accounting reserves and other estimates having a material effect on financial statements;
g)
Carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
h)
Any off-balance sheet financing arrangement;
i)
Any use of derivatives and hedging transactions, if conducted by the Company;
j)
Asset retirement and reclamation obligations;
k)
Any pension obligations if a pension plan has been adopted by the Company;
l)
The Company’s accounting and auditing principles, policies and practices including any changes thereto;
m)
All significant adjustments made or proposed in the Company’s financial statements by Management or by the Auditor;
n)
Details regarding any unrecorded audit adjustments;
o)
Any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
p)
Use of any non-GAAP financial measures or forward-looking financial information contained in any disclosure document; and
q)
Such other matters the Committee considers necessary in connection with the preparation of the Company’s financial reports.
ii.
Review and discuss with the Auditor, any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.
iii.
Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
a)
Consolidated annual audited financial statements and related MD&A;
b)
Consolidated unaudited quarterly financial statements and related MD&A;

c)
Press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue, or earnings guidance or other forward- looking information;
d)
Financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document; and
e)
Monitor, evaluate and report to the Board on the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and periodically assess the adequacy of those procedures.
B.
Auditor
i.
Select and retain an independent registered public accounting firm to act as the Auditor for the purpose of auditing the Company's annual financial statements, books, records, accounts and internal controls over financial reporting.
ii.
Set the compensation of the Company's independent auditors.
iii.
Terminate the Company's independent auditors, if necessary.
iv.
Select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
v.
Require the Auditor to report to the Committee.
vi.
Oversee the work of the Auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review, or attestation services for the Company, including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.
vii.
Determine whether the Auditor is satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.
viii.
Review and discuss material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.
ix.
Assist in the resolution of disagreements between Management and the Auditor regarding financial reporting.
x.
Gain an understanding of whether internal control recommendations made by the Auditor have been implemented by Management.
xi.
Establish guidelines for the retention of the Auditor for any non- audit and tax services including consideration of whether the provision of such services would impact the independence of the Auditor.
xii.
Authorize the Committee Chair to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Committee Chair reporting the pre-approval(s) to the Committee at the Committee meeting subsequent to said approval(s).

xiii.
At least annually, to obtain and review a report by the Auditor that describes (1) the Auditor’s internal quality control procedures, (2) any material issues raised by the most recent internal quality control review, peer review or Public Company Accounting Oversight Board review or inspection of the Auditor or by any other inquiry or investigation by governmental or professional authorities in the past five years regarding one or more audits carried out by the Auditor and any steps taken to deal with any such issues, and (3) all relationships between the Auditor and the Company or any of its subsidiaries; and to discuss with the Auditor this report and any relationships or services that may impact the objectivity and independence of the Auditor.
xiv.
At least annually, evaluate the Auditor’s qualification, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.
xv.
Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.
xvi.
Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of the Company.
xvii.
Review the effectiveness of any internal auditor and internal audit process, and the working relationship between any internal auditor (and other financial personnel of the Company) and the Auditor.
C.
Internal Controls and Systems
i.
Monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting), the responsibilities of Management with respect to internal controls and the responsibilities of the Company’s internal audit function with respect to internal controls, including without limitation, to obtain reasonable assurance that the Company has:
a)
The appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;
b)
Effective internal control systems; and
c)
Adequate processes for assessing the risk of material misstatement of financial statements and for detecting control weaknesses or fraud.
ii.
Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.
iii.
Review Management’s report on and the Auditor’s assessment of the Company’s internal controls over financial reporting and report all deficiencies and remedial actions to the Board.
iv.
Review and monitor the Company’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure.
v.
With respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the CEO and CFO to comply with National Instrument 52-109, and review disclosures made to the Committee by the

Company’s CEO and CFO during their certification process required under applicable Canadian and United States securities laws.
vi.
Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud.
vii.
Review with Management the policies and procedures with respect to Officer’s expense accounts and perquisites, including their use of corporate assets.
D.
Risk Management
i.
Without derogating from the overall responsibility of the Board as to the identification and mitigation of risks faced by the Company, review, monitor, evaluate, discuss and report to the Board on:
a)
The Company’s major business, operational, political, financial, compliance and control risks and exposures, including risk of frauds within operations or financial reporting;
b)
The steps Management has taken to monitor and control such risks and exposures, including, without limitation, insurance coverage;
c)
The Company’s policies with respect to risk assessment and risk management; and
d)
Reporting trends on emerging risks and recommending disclosure and risk management measures as needed.
ii.
Ensure the Board is aware of matters which may significantly impact the Company’s financial condition, business, assets or stakeholders, their likelihood and magnitude, and the interrelationships and potential compounding effects of such risks, and that the Board discusses such risks with Management and assesses the steps Management has taken to minimize such risks considering the Company’s risk tolerance level.
iii.
Assess the level of risk tolerance for the Company, its process for identifying principal business and operational risks, and to implement measures for managing and disclosing such risks.
iv.
Review and assess the adequacy of insurance coverage for the Company, including Directors’ and Officers’ liability coverage.
v.
Review with the Auditor and Management the treatment and disclosure of significant related party transactions and potential conflicts of interest.
vi.
Review the appointment of the Company’s CFO and the Officer responsible for the Company’s accounting function.
vii.
Establish procedures for:
a)
The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and
b)
The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
viii.
Review any material complaints and concerns or reported violations received regarding accounting, internal controls or auditing matters, and the investigation and resolution thereof, including, without limitation, any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to the Company’s Code of Business Conduct and Ethics and determine appropriate action to be recommended to the Board.
ix.
Review privacy and data security risks applicable to the Company and measures taken to mitigate such risks, including the protection of the Company’s management information systems and data.
x.
Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.
xi.
Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to:
a)
Any material correspondence with, or other material action by, regulators or governmental agencies;
b)
Any material legal proceeding involving the Company; or
c)
Any allegations concerning the Company’s non-compliance with applicable laws or listing standards.
E.
Other Matters
i.
Perform any other activities consistent with this Charter, the Company’s articles and by-laws and governing law as the Committee or the Board deems necessary or appropriate.
ii.
Annually conduct a self-assessment of the Committee’s performance and the members thereof and report its findings to the Board. This review shall seek to identify specific areas, if any, in need of improvement or strengthening.
iii.
Report at regularly scheduled Board meetings on matters coming before the Committee.

V. Authority and Resources

A.
The Committee has the authority to engage independent counsel, consultants and other advisors as it deems necessary or advisable to carry out its duties and responsibilities and the Committee will set the compensation for such advisors.
B.
The Committee has the authority to communicate directly with and to meet with the Auditor and the internal auditor, and Management, exclusive of each other for purposes of performing its duties. This extends to requiring the Auditor to report directly to the Committee. The Committee will meet with the Auditor, independent of Management, after each review of the unaudited and audited financial statements and at such other times as the Committee may require.
C.
In connection with their service on the Committee, the members shall be entitled to remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.
D.
The Company shall provide the Committee with such resources, personnel and authority as the Committee may require to properly carry out and discharge its roles and responsibilities hereunder.

E.
The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary to fulfill and discharge their responsibilities hereunder.
F.
The Committee shall review and assess the adequacy of this Charter on an annual basis and consider whether it appropriately addresses matters that are or should be within its scope and, where appropriate, make recommendations to the Board for the alteration, modification or amendment hereof.
G.
This Charter may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

VI. Meetings

A.
The Committee shall meet as often as it considers necessary, but at least once per quarter and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the Committee members may see fit in order to carry out and fulfill its duties and responsibilities hereunder.
B.
The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.
C.
Meetings of the Committee may be called by the Chair of the Committee or any other member of the Committee or the Auditor. Not less than 48 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.
D.
The Auditor shall receive notice of and have the right to attend all meetings of the Audit Committee.
E.
A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.
F.
The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine. The approved minutes of the Committee shall be circulated to the Board as soon as practicable.
G.
Any member of the Committee may participate in a meeting by conference telephone or by other means, wherein all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Business Corporations Act (British Columbia) to be present in person at the meeting.
H.
The Committee may invite the Auditor, Management, directors, employees, or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter decided by the Committee.

I.
All meetings shall include an in-camera session of independent directors without Management present.

VII. Responsibilities and Duties of the Chair

The Chair of the Committee shall have the following responsibilities and duties:

A.
Chair meetings of the Committee.
B.
In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates, guests and locations of meetings of the Committee.
C.
In consultation with the Company’s CEO, CFO, Corporate Secretary and others as required, review the annual work plan and meeting agendas to ensure all required business is brought before the Committee.
D.
In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.
E.
Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next Board meeting following any meeting of the Committee.
F.
Carry out any other special assignments or any functions as may be requested by the Board.

VIII. Approval

Effective Date: October 4, 2023

Approved by: Board of Directors of the Company